08020292

SEC
Mail Processing
Section

JAN 14 2008

Washington, DC
104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING CIRCULAR

UNDER THE SECURITIES ACT OF 1933

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

G. K. Fields and Associates

(Name of small business issuer in its charter)

Indiana	8742	20-0148879
(State or Jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

G.K. Fields and Associates, Inc.
6615 Brotherhood Way
Fort Wayne, Indiana 46825
260-637-2565
(Principal executive offices)

Gregory K. Fields
6615 Brotherhood Way
Fort Wayne, Indiana 46825
260-637-2565
(Agent for Service)

Copies of Communications to:

Barbara A Moran, Esq.
1375 State Road 436
Unit 1035
Casselberry, Florida 32792
407-263-4026

Distribution Spread

	Price to public	Underwriting discounts & commissions	Proceeds to issuer or other persons
Per unit total	$0.10	N/A	N/A

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANNT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Approximate date of proposed sale to public: As soon as practicable after the registration statement becomes effective.

Subject to Completion, dated__________________, 2007.

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Initial Public Offering
CIRCULAR

G. K. FIELDS AND ASSOCIATES

8,987,000 Shares of Common Stock

We have prepared this circular to allow certain of our current stockholders to sell up to 8,987,000 shares of our common stock. We are not selling any shares of common stock under this circular. This circular relates to the disposition by the selling security holders listed beginning on page 18 or their transferees, of up to 8,987,000 shares of our common stock already issued and outstanding. We will receive no proceeds from the disposition of already outstanding shares of our common stock by the selling security holders.

The selling security holders may sell these shares from time to time after this Registration Statement is declared effective by the Securities and Exchange Commission. We will not receive any of the proceeds received by the selling security holders.

The selling security holders will sell at a price per share of $0.10 until our shares are quoted on the Pink Sheets and thereafter at prevailing market prices or privately negotiated prices.

For a description of the plan of distribution of the shares, please see page 22 of this circular. There is no public market for our securities. We plan to contact an authorized Pink Sheet Market Maker for sponsorship of our securities on the Pink Sheets; however, there can be no assurance that FINRA will approve the inclusion of our common stock.

We urge you to read carefully the "Risk Factors" section beginning on page 15 where we describe specific risks associated with an investment in G. K. Fields and Associates and these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this circular is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this circular is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This circular is not an offer to sell these Securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE DATE OF THIS CIRCULAR IS ________________, 2007.

TABLE OF CONTENTS

PART I-NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors;

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Gregory K. Fields	6615 Brotherhood Way Ft. Wayne, IN. 46825	918 Perry Woods Cove Ft. Wayne, IN 46845

(b) The issuer's Officers

Gregory K. Fields	PRESIDENT	6615 Brotherhood Way Ft. Wayne, Indiana 46825	918 Perry Woods Cove Ft. Wayne, IN 46845
Gregory K. Fields	SECRETARY	6615 Brotherhood Way Ft. Wayne, Indiana 46825	918 Perry Woods Cove Ft. Wayne, IN 46845
Gregory K. Fields	TREASURER	6615 Brotherhood Way Ft. Wayne, Indiana 46825	918 Perry Woods Cove Ft. Wayne, IN 46845
Gregory K. Fields	DIRECTOR	6615 Brotherhood Way Ft. Wayne, Indiana 46825	918 Perry Woods Cove Ft. Wayne, IN 46845

(c) The issuer's general partners;

The issuer has no general partners.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities;

NAME	TITLE	PERCENTAGE OF SHARES OWNED
Gregory K. Fields	PRESIDENT	77%

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities;

There are no beneficial owners of 5 percent or more of any class of the issuer's equity securities.

(f) Promoters of the issuer;

- Brian Kistler received 2,500,000 shares of GKFA common stock at $0.10 per share, for a total value of $250,000. He provided business scripting and assisted with ensuring GKFA was in compliance with all transactions that occur during the normal course of everyday business across the organization. Mr. Kistler was responsible for the design, implementation, and completion of programs, policies, and practices that ensured that GKFA would be in compliance with federal, state, and local regulatory requirements. To do this, he tracked laws and regulations that might affect the organization's policies. His familiarity with a variety of the field's concepts, practices, and procedure allowed him to successfully prepare compliance reports.

- Elizabeth Fields received 5,000,000 shares of GKFA common stock at $0.10 per share, for a total value of $500,000. She performed document review and research for G. K. Fields and Associates. Ms. Fields had various responsibilities, including research related to the viability of the business plan and research for competition in the market that GKFA seeks a foothold. She assisted with filing compliance, compilation of statistics, generating contracts, communications, and maintaining current and accurate information about GKFA. Ms. Fields collected and documented requirements for the processes used within GKFA, as well as assisted with development and enhancement of those processes. She also assisted with maintaining and recording business transactions, balanced ledgers, and prepared reports. She worked as GKFA's office administrator and bookkeeper. She coordinated administrative responsibilities. Ms. Fields is the wife of our CEO Gregory K. Fields.

- Paul Litch received 250,000 shares of GKFA common stock at $0.10 per share, for a total value of $25,000. Mr. Litch was GKFA's business writer and planner. He wrote, edited and researched our proposals and documents used for our business. He ensured that the development of the proposals were cohesive, coherent, organized, persuasive, and compliant. Mr. Litch compiled data from multiple sources and developed reports to meet stringent guidelines. He was responsible for preparing in-depth information on a business' mission and objectives, and other critical business factors.

- Kristy Bloom received 150,000 shares of GKFA common stock at $0.10 per share, for a total of $15,000. Ms. Bloom was responsible for all the development of all administrative systems during the early development stage. Ms. Bloom was responsible for creating, managing and maintaining all GKFA administrative systems. Ms. Bloom was responsible for the acquisition of both hardware and software to establish the administrative resources required. Ms. Bloom ensured that all technology utilized by the company was compatible and effective.

- Amy I. Dolson received 500,000 shares of GKFA common stock at $0.10 per share, for a total value of $50,000. Ms. Dolson performed research design and analysis. Ms. Dolson planned and directed all aspects of the organization's financial, analytical projects and statistical studies. Her focus was on performing special studies and project based work regarding the financial viability of the business. She reviewed reports on historical and future trends in performance, return and depreciation to determine appropriate paths for the business' successful financial development. She also assisted in the development of strategic plans and business cases after reviewing appropriate financial indices.

- Gerry Young received 150,000 shares of GKFA common stock at $0.10 per share for a total value of $15,000. She was involved with the sales and marketing and customer service aspects of GKFA. Ms. Young investigated multiple sales projects. She created and managed new customer service policies for GKFA. She used her skills and competence in the consulting venue to obtaining information needed for meetings and appointments. She developed and implemented strategic marketing plans, supported proposal creation, as well as created and administered a sales and marketing schedule.

- Bruce DeLucenay received 150,000 of GKFA common stock at $0.10 per share, for a total value of $15,000. Mr. DeLucenay completed assignments related to business management. During the formation stages his responsibilities included the review of multiple business requirements, functional specifications, technical specifications, test and implementation of these plans. He worked to align and manage the business plan to ensure that projects and tasks were delivered in a timely manner. Mr. DeLucenay managed several projects early in the start up process.

- Griffin T. Suelzer received 250,000 shares of GKFA common stock at $0.10 per share, for a total value of $25,000. He was involved with the early business development and sales processes. He designed and coordinated the sales systems, and was instrumental in developing strategic partnerships. Mr. Suelzer assisted with compilation of sales statistics, generating contracts, communications, and maintaining current and accurate information about GKFA. Mr. Suelzer collected and documented requirements for the operational processes used within GKFA, as well as assisted with development and enhancement of those processes. He also assisted with maintaining and recording business transactions and trend analysis.

(g) Affiliates of the issuer;

There are no affiliates of the issuer.

(h) Counsel to the issuer with respect to the proposed offering;

Barbara A. Moran, Esq.
1375 State Road 436
Unit 1035
Casselberry, Fl 32707

(i) Each underwriter with respect to the proposed offering;

There are no underwriter's with respect to the proposed offering.

(j) The underwriter's directors;

There are no underwriter's or underwriter's directors.

(k) The underwriter's officers;

There are no underwriter's or underwriter's officer's.

(l) The underwriter's general partners;

There are no underwriter's or underwriters general partners.

(m) Counsel to the underwriter;

There are no underwriter's or underwriters counsel.

ITEM 2. Application of Rule 262

a) None of the persons identified in response to item 1 of this circular are subject to any of the disqualification provisions set forth in Rule 262.

b) None of the persons identified in response to item 1 of this circular are subject to any of the disqualification provisions set forth in Rule 262. Nor has any application been made pursuant to Rule 262 for a waiver of such disqualification.

ITEM 3. Affiliate Sales

No part of this proposed offering involves the resale of securities by affiliates of the issuer. Further, the issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in which Securities are to be offered.

a) There are no jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.
b) The securities are to be offered in all jurisdictions by selling security holders once this form 1-A has been accepted and we are able to trade on The Pink Sheets.

We believe that the issuance of all 8,987,000 consulting shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The shares were issued directly by us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of our company that contained the relevant information needed to make their investment decisions. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients of the consulting shares had the opportunity to speak with our management and were placed in the position of understanding and verifying for all of the relevant facts pertaining to their investment decision. There were no commissions paid on the issuance and sale of the shares.

In July 2007, the Company completed a private placement that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and Regulation D promulgated thereunder. The Company sold 37,000 shares of its $0.001 par value common stock for $0.10 per share, for a total amount raised of $3,700.00. The Company filed its Form D for the transaction pursuant to an exemption provided by Regulation D 504, in that there was no general solicitation for the sale of the securities and the total investment when aggregated with other securities sales did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before and during the Rule 504 offering.

With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf. All such securities issued pursuant to such exemptions are restricted securities as defined in Rule 144(a)(3) promulgated under the Securities Act, appropriate legends have been placed on the documents evidencing the securities, and may not be offered or sold absent registration or pursuant to an exemption there from.

ITEM 5. Unregistered Securities issued or sold within one year

a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, State:
1) Name of issuer; G.K. Fields and Associates, Inc.
2) The title and amount of securities issued; 47,987,000 shares of common stock
3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

The aggregate offering price for G.K. Fields and Associates, Inc., Common Stock was $0.001 par value, 500,000,000 shares authorized: 47,987,000 shares issued and outstanding as of September 30, 2007. The basis for computing the aggregate offering price was determined through private transaction, arms length negotiations.
4) The names and identities of the persons to whom all unregistered securities were issued.
See, Selling Security Holders, pages 18 through 22 of the offering circular.
B) The following people are promoters of the issuer who purchased unregistered securities within one year prior to the filing of this form 1-A.

- Brian Kistler
- Elizabeth Fields
- Paul Litch
- Kristy Bloom
- Amy I. Dolson
- Gerry Young
- Bruce DeLucenay
- Griffin T. Suelzer

C) Regulation D Rule 504 of the securities act was relied upon for exemption from the registration requirements of said Act. We believe that the 39,000,000 shares issued to our founder, Mr. Fields were exempt from the registration and circular delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The shares were issued directly by us and did not involve a public offering or general solicitation. There were no commissions paid on the issuance of the shares.

We believe that the issuance of all consulting shares was exempt from the registration and circular delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The shares were issued directly by us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of our company that contained the relevant information needed to make their investment decisions. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients of the consulting shares had the opportunity to speak with our management and were placed in the position of understanding and verifying for all of the relevant facts pertaining to their investment decision. There were no commissions paid on the issuance and sale of the shares.

Other Issuances and Sales

In July 2007, the Company completed a private placement that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and Regulation D promulgated thereunder. The Company sold 37,000 shares of its $0.001 par value common stock for $0.10 per share, for a total amount raised of $3,700. The Company filed its Form D for the transaction pursuant to an exemption provided by Regulation D 504, in that there was no general solicitation for the sale of the securities and the total investment when aggregated with other securities sales did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before and during the Rule 504 offering.

With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf. All such securities issued pursuant to such exemptions are restricted securities as defined in Rule 144(a)(3) promulgated under the Securities Act, appropriate legends have been placed on the documents evidencing the securities, and may not be offered or sold absent registration or pursuant to an exemption therefrom.

ITEM 6. Other Present or proposed Offerings.

Neither G.K. Fields and Associates, Inc. or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered this Form 1-A.

ITEM 7. Marketing Arrangements.

a)Briefly describe any arrangements known to the issuer or to any person named in response to item 1 or to any security holder in the offering covered by this Form 1-A for any of the following purposes:
1) There are no agreements known to the issuer or any other persons herein named in this Form 1-A, to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.

2) There are no agreements known to the issuer or any other persons herein named in this Form 1-A, to stabilize the market for any of the securities to be offered.
3) There are no agreements known to the issuer or any other persons herein named in this Form 1-A, for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.
b) There are no underwriters that intend to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with issuer or experts Named in Offering circular.

No expert named in this offering circular as having prepared or certified any part thereof was employed for such purpose on a contingent basis or at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of Solicitation of Interest Document.

No publication authorized by Rule 254 was used prior to the filling.

PART II.

THE OFFERING CIRCULAR SUMMARY

You should read the following summary together with the entire circular, including the more detailed information in our financial statements and related notes appearing elsewhere in this circular. You should carefully consider the matters discussed in "Risk Factors" beginning on page 15.

G. K. FIELDS AND ASSOCIATES, INC.

G. K. Fields and Associates, Inc. (hereinafter "GKFA" or "G. K. Fields and Associates") was incorporated in the State of Indiana in June of 2003. GKFA was formed as a consulting services provider to the business community. Our consulting services in the business community are subject to constant change due to the market trends of our client companies; thereby making ours an extremely competitive and specialized services environment. The business community is regulated by both federal and state governments, dependent upon the specific business of each of our client companies. GKFA's approach assists client companies with:

- human resources;
- customer service;
- marketing; and
- access to mentoring focus groups for business related growth strategies.

We assist business owners in building strong relationships with their employees and customers. We provide our client companies with stability through retention of key personnel. The strengthened business model our services provide, allows for repeat business and the ability to focus on issues specific to their industry, and to complete their primary business goals.

Our programs will be tailored to meet the needs and requests of our clients. We will assist our clients by;

- allowing them to attract and retain employees;
- increase their customer base through marketing;
- strengthening their customer service and building repeat business; and
- introductions to strategic alliance partners who will provide mentoring focus groups for capital funding and other business related growth strategies

We have begun to generate revenues from our consulting services. We currently charge a flat rate fee for our consulting services on a monthly basis. The rate charged for our services will be dependent upon the level of consulting services the client company is interested in utilizing and the complexity of the client company business. GKFA consulting fees will be negotiated and established based upon factors such as the level of services requested by the client.

As a result of our recent formation we currently have only one employee, Gregory K. Fields, who is our Chairman, CEO, President, and controlling shareholder.

Going Concern

Our accountant has raised substantial doubt about our ability to continue as a going concern. According to our accountant, continuation of our Company as a going concern is dependent upon raising funds and generating ongoing revenues from our operations. The financial statements included in this filing have been prepared in conformity with generally accepted accounting principles that contemplate the continuance of G. K. Fields and Associates as a going concern. Our cash position may be inadequate to pay all of the costs associated with executing our business plan. Management intends to use current income, borrowings and revenues to mitigate the effects of its cash position; however, no assurance can be given that debt or equity financing, if and when required will be available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should we be unable to continue existence.

Our principal executive office address and phone number is:

G. K. Fields and Associates
6615 Brotherhood Way
Fort Wayne, Indiana 46825
260-637-2565

The Offering

Shares offered by the selling security holders	8,987,000 shares of common stock, $0.001 par value per share, which include:
Offering price	$0.10
Total shares of common stock outstanding as of September 30, 2007	47,987,000
Total proceeds raised by us from the disposition of the common stock by the selling security holders or their transferees	We will not receive proceeds from the disposition of already outstanding shares of our common stock by selling security holders or their transferees.

SUMMARY FINANCIAL INFORMATION

The following table sets forth summary financial information derived from our financial statements. The information should be read in conjunction with the financial statements, related notes and other financial information included in this circular.

	Nine Months Ending September 30, 2007
Revenue	$ 58,023.65
Net income (loss) for the period	$ (4,784,428.03)
Net income (loss) per share - basic and diluted	$ (5.01)

	As at September 30, 2007
Working capital	$ 28,489.52
Total assets	$ 92,818.37
Total number of issued shares of common stock	47,987,000
Weighted average shares outstanding	955,611.76
Accumulated earnings (deficit)	$ (4,807,893.63)
Total stockholders' equity	$ (9,193.63)

RISK FACTORS

Investing in our common stock will provide you with an equity ownership in G. K. Fields and Associates. As one of our stockholders, you will be subject to risks inherent in our business. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this circular before deciding to invest in shares of our common stock. The risks and uncertainties described below are not exclusive. Additional risks and uncertainties not presently known or that the Company currently deems immaterial may also impair its business operations. If one or more of the following risks actually occur, the Company's business operations and financial condition could be materially adversely affected. As of the date of this filing, our management is aware of the following material risks:

Risks Relating to an Investment in G. K. Fields and Associates:

Our company was organized in June 2003 and has a limited operating history, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, potential investors have a high probability of losing their investment.

We were incorporated in June of 2003 as an Indiana corporation. We conducted limited operations until April 2007. As a result of our recent increased activity, we have generated limited revenues from operations and have been focused on organizational, start-up, and market analysis activities since we incorporated. Our operating activities during this period consisted primarily of developing contacts for our consulting services. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our services, the level of our competition and our ability to attract and maintain key management and employees.

Our prospects are subject to the risks and expenses encountered by start-up companies, such as ours, which are establishing a business as a consulting firm. Our limited operating history makes it difficult or impossible to predict future results of our operations. We may not establish a client base that will make us profitable, which might result in the loss of some or all of your investment in our common stock.

You should consider our prospects in light of the risks and difficulties frequently encountered by early stage companies in the rapidly evolving consulting market. These risks include, but are not limited to, an unpredictable business environment, the difficulty of managing growth and the use of our business model. To address these risks, we must, among other things:

- Expand our customer base;
- enhance our name recognition;
- expand our product and service offerings;
- successfully implement our business and marketing strategy;
- provide superior customer service;
- respond effectively to competitive and technological developments; and
- attract and retain qualified personnel.

We are significantly dependent on Gregory K. Fields, our Chairman, CEO and President, who has limited experience in running a business such as ours. The loss or unavailability to G. K. Fields and Associates of Mr. Fields' services would have an adverse effect on our business, operations and prospects which could result in a loss of your investment in us.

The implementation of our business plan is significantly dependent upon the abilities and continued participation of Gregory K. Fields, our Chairman, CEO, and President. Mr. Fields is not irreplaceable; however, it would be difficult to replace Mr. Fields at such an early stage of our development. The loss of, or unavailability to GKFA of Mr. Fields' services would have an adverse effect on our business, operations and prospects. There can be no assurance that we would be able to locate or employ personnel to replace Mr. Fields, should his services be unavailable or discontinued. In the event that we are unable to locate or employ personnel to replace Mr. Fields, we would be required to cease pursuing our business opportunities, which could result in a loss of your investment.

We do not have an employment agreement with Mr. Fields. Mr. Fields' time devotion to G. K. Fields and Associates could have an adverse effect on our operations.

We do not have the depth of managerial or technical personnel as may be available to other publicly traded companies. Mr. Fields does not have an employment agreement with GKFA, and he is under no obligation to provide services to us. Mr. Fields is under no contractual obligation to devote all of his time to our activities. Mr. Fields currently devotes approximately 60 hours of his time per week to GKFA, and may or may not devote time to the company as he deems necessary.

Mr. Fields, our Chairman, CEO and President is the majority shareholder of GKFA stock.

Mr. Fields, as our Chairman, CEO and President makes decisions for GKFA at his discretion and not as a result of compromise or vote by members of the board. Mr. Fields exerts control over the marketing, development and direction that the business will take.

Our business, operating results, financial condition and stock price are subject to numerous risks, uncertainties, and contingencies, many of which are beyond our control.

We are dependent on a limited number of large clients for a major portion of our revenues, and the loss of a major client or the cancellation of a significant contract could substantially reduce revenues and harm our business and liquidity.

We derive a substantial portion of our revenues from a relatively limited number of clients (see Exhibit 6, "Material Contracts"). This results in part from a conscious strategy to market our services to the largest and most stable companies in the industry, but our concentration of revenues with a small number of clients does expose us to risk. Our revenues and financial condition could be impaired if a major client stopped using our services. The services required by any one client may be affected by industry consolidation or adverse industry conditions, technological developments, economic slowdown or the client's internal strategy or budget constraints. As a result, the volume of work performed for specific clients varies from period to period, and a major client in one period may not use our services in a subsequent period.

Our revenues and operating results may fluctuate significantly from quarter-to-quarter, which could adversely affect our stock price.

Our revenues and operating results may vary significantly from quarter-to-quarter due to a number of factors. Any of these factors could adversely affect our stock price. Factors that could cause quarterly fluctuations include:

- The beginning and ending of significant contracts during a quarter;
- the size and scope of assignments;
- the potential loss of key clients or cancellation or deferral of significant engagements;
- the loss of key management personnel, which could cause clients to end their relationships with us;
- the ability of clients to terminate engagements without penalty;
- fluctuations in demand for our services due to client budget cuts, or project delays, industry consolidations/downturns, or similar events; and
- reductions in the prices of services offered by our competitors.

Because a significant portion of our non-consultant expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments may cause significant fluctuations in operating results from quarter-to-quarter and could result in continuing losses. If the addition of consultant employees are not followed by corresponding increases in revenues, additional expenses would be incurred that would not be matched by corresponding revenues. Therefore, profitability would decline and we could potentially experience further losses.

The market in which we operate is intensely competitive, and actions by competitors could render our services less competitive, causing revenues and income to decline.

The market for our consulting services is intensely competitive, highly fragmented and subject to rapid change. Our competitors include strategy and management consulting firms as well as major global outsourcing firms. We also compete with the internal resources of our clients.

Many business consulting firms also maintain significant focus groups devoted to the communications industry. Many of these companies have a national and international presence and may have greater personnel, financial, technical and marketing resources than we do. We may not be able to compete successfully with our existing competitors or with any new competitors. We believe our ability to compete depends on a number of factors outside of our control, including:

(1) The prices at which others offer competitive services, including aggressive price competition and discounting on individual engagements which may become increasingly prevalent in the current industry environment;
(2) The ability of our competitors to undertake more extensive marketing campaigns than we can;
(3) The ability of our customers to perform the service themselves; and
(4) The extent of our competitors' responsiveness to customer needs.

We may not be able to compete effectively on these or other factors. If we are unable to compete effectively, our market position, and therefore our revenues and profitability, would decline.

If we are not able to effectively recruit and retain management and consulting personnel who provide fresh talent sets that facilitate the implementation of new strategic offerings in our rapidly changing market, our financial performance may be negatively impacted.

Our ability to adapt to changing market conditions will depend on our ability to recruit and retain talented personnel. We face two critical challenges in the recruitment of new management personnel. The first is the ability to recruit talented management personnel with the skill sets necessary to capitalize on an industry undergoing continuous change, and the second is the ability to effectuate such recruitment with an appropriate compensation arrangement. If we are unable to recruit and retain the people we need to perform our consulting engagements in a rapidly changing environment, our business may suffer.

We must attract new consultants to implement our strategic plans. The number of potential consultants that meet our hiring criteria is relatively small. Competition for the recruitment and retention of these consultants may result in significant increases in our costs, which could reduce margins and profitability.

Our contracted services with clients may not be profitable or may be terminated by our clients on short notice.

Unexpected costs, delays or failure to achieve anticipated goals could make our contracts unprofitable. We have many types of contracts, including time and materials contracts, fixed-price contracts and contingent fee contracts. When making proposals for contracted services, we estimate the costs and timing for completing each individual project. These estimates reflect our best judgment regarding our costs, as well as the efficiencies of our methodologies and the professionals we retain to implement them. Any increased or unexpected costs, delays or failures to achieve anticipated goals in connection with the performance of these contracted services, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

A majority of our contracts can be terminated by our clients with short notice and without significant penalty. Our clients typically retain us on a non-exclusive, as needed basis, rather than under exclusive long-term contracts. A majority of our consulting contracts are less than 12 months in duration. The advance notice of termination required for contracts of shorter duration and lower revenues is typically 30 days. Additionally, large client projects involve multiple contracts or stages, and there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned contracts. These terminations, cancellations or delays could result from factors unrelated to our work product or the project, such as business or financial conditions of the client, changes in client strategies or the economy in general. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner. Consequently, our profit margins in subsequent periods may be lower than expected.

Our profitability will suffer if we are not able to maintain our pricing and utilization rates and control costs.

Our profitability is largely a function of the rates we are able to obtain for our services and the utilization rate, or chargeability, of our professionals. If we do not maintain pricing for our services and an appropriate utilization rate for our professionals without corresponding cost reductions, our profitability will suffer. We are under increasing price competition from competitors, which could adversely affect our profitability.

We are dependent on a limited number of key personnel, and the loss of these individuals could harm our competitive position and financial performance.

Our business consists primarily of the delivery of professional services and, accordingly, our success depends upon the efforts, abilities, business generation capabilities and project execution of GKFA's management and key consultants. Our success is also dependent upon the managerial, operational, marketing, and administrative skills of our management, particularly Gregory K. Fields, our Chairman, President and Chief Executive Officer. The loss of, or our inability to attract and retain key management, business unit managers or key consultant or group of consultants, or the failure of these individuals to generate business or otherwise perform at or above expectations, could result in a loss of customers or revenues or increases in expenses, any of which could harm our financial performance.

If we fail to perform effectively on our engagements, our reputation, and therefore our competitive position and financial performance, could be harmed.

Many of our service contracts come from existing clients or from referrals by existing clients. Therefore, our growth is dependent on our reputation and on client satisfaction. The failure to perform services that meet a client's expectations may damage our reputation and harm our ability to attract new business.

If we fail to develop and maintain long-term relationships with our customers, our success would be jeopardized.

A substantial portion of our business is derived from repeat customers. Our future success depends on our ability to develop new and repeat customers through long-term relationships and successful communications. The inability to build long-term customer relationships could result in declines in our revenues and profitability. This may increasingly be the case with any further consolidation or contraction in the industry.

We could be subject to claims for professional liability, which could harm our financial performance.

A liability claim brought against us could harm our business. We may also be subject to claims by clients for the actions of our consultants and employees arising from damages to clients' business or otherwise, or clients may demand a reduction in fees because of dissatisfaction with our services or the services of our independent contractors.

Our inability to protect our intellectual property could harm our competitive position and financial performance.

Despite our efforts to protect proprietary rights from unauthorized use or disclosure, parties, including former employees or consultants, may attempt to disclose, obtain or use our solutions or technologies. The steps we have taken may not prevent misappropriation of our intellectual property, particularly in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in the United States. Unauthorized disclosure of our proprietary information could make our solutions and methodologies available to others and harm our competitive position.

Financial Risks:

Our ability to continue as a going concern is in doubt.

Our accountant has raised a concern regarding our ability to continue as a going concern. GKFA has generated limited revenues since our inception. Our source of funds has been the sale of our common stock and limited revenue generated from sales of our services. We continue to incur operating expenses, legal and accounting expenses, consulting fees and promotional expenses. These factors raise substantial doubt about our ability to continue as a going concern.

We have only recently commenced our consulting business and have no significant operating history. Therefore, our business and future prospects are difficult to evaluate. You should consider the challenges, risks and uncertainties frequently encountered by early-stage companies using new and unproven business models in rapidly evolving markets. These include significant start-up expenses, obtaining and performing contracts with clients, hiring and retaining qualified personnel, and establishing a reputation in the industry.

There is no assurance we will be able to enter into substantial arrangements with clients for our consulting business or that we can develop contracts on terms that will be favorable to us or at all. Moreover, even if we enter into any such arrangements, there is no assurance that such arrangements with clients will be profitable.

We will require additional financing in order to implement our marketing plan. In the event we are unable to acquire additional financing, we may not be able to implement our market plan resulting in a loss of revenues and ultimately the loss of any investment in GKFA.

Due to our start-up nature, we will have to incur the costs of developing professional marketing materials, hiring new employees and commencing marketing activities. To fully implement our business plan we will require substantial additional funding. We anticipate that our current cash on hand and the revenue we receive will enable us to maintain minimum operations and working capital requirements for at least twelve months.

Following this offering we will need to raise additional funds to expand our operations. We plan to raise additional funds through private placements, registered offerings, debt financing or other sources to maintain and expand our operations. Adequate funds for this purpose on terms favorable to us may not be available, and if available, on terms significantly more adverse to us than are manageable. Without new funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our stockholders may lose part or all of their investment.

The issuance of additional shares of stock to obtain additional financing may dilute the holdings of our existing stockholders or reduce the market price of our stock.

Additional equity offerings by us may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Any decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. GKFA cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock or diluting their stock holdings in us.

We currently have no arrangements to provide for additional financing.

We will need to raise additional funds to expand our operations. We do not have plans in place to provide for this additional financing.

We have incurred losses and may continue to incur losses for the foreseeable future. Continued losses could result in the loss of your investment.

G. K. Fields and Associates has incurred losses since inception. Unexpected expenses or changes in the business environment may result in operating losses in the future.

There is no current public market for our common stock; therefore you may be unable to sell your securities at any time, for any reason, and at any price, resulting in a loss of your investment.

As of the date of this offering, there is no public market for our common stock. There can be no assurance that our attempts to obtain sponsorship of our stock through an authorized Pink Sheet market maker for sponsorship will be successful. Furthermore, if our securities are not quoted on the Pink Sheets bulletin board or elsewhere, there can be no assurance that a market will develop for the common stock or that a market in the common stock will be maintained. As a result of the foregoing, investors may be unable to liquidate their investment for any reason.

We are dependent on a limited number of key personnel, and the loss of these individuals could harm our competitive position and financial performance.

Our business consists primarily of the delivery of professional services and, accordingly, our success depends upon the efforts, abilities, business generation capabilities and project execution of our executive officers and key consultants. Our success is also dependent upon the managerial, operational, marketing, and administrative skills of our executive officers, particularly Gregory K. Fields, our Chairman, President and Chief Executive Officer. The loss of any executive officer, business unit manager or key consultant or group of consultants, or the failure of these individuals to generate business or otherwise perform at or above expectations, could result in a loss of customers or revenues or increases in expenses, any of which could harm our financial performance.

RISKS RELATED TO OUR STOCK PRICE

The market price of our common stock is volatile, and investors may experience investment losses.

Our stock price could continue to decline or fluctuate in response to a variety of factors, including:

- Any failure to achieve sustained profitable operation and positive cash flow;
- variations in quarterly operating results;
- market perceptions of and future trends in our industry;
- future acquisitions or strategic alliances by us or others in the industry;
- failure to achieve financial estimates of revenue; and
- any future adverse market conditions in industries where our clients operate.

In addition, the stock market itself experiences significant price and volume fluctuations. Additionally, due to the limited public float of our common stock, investors may find their investment illiquid, and suffer losses. Because of our limited public float, our stock price can be susceptible to significant fluctuations based upon a comparatively low trading volume.

We may seek to raise additional funds, which may be dilutive to stockholders or impose operational restrictions.

Although we have not been required to obtain new debt or equity financing to support our operations or complete acquisitions, we may decide or be required to raise new capital for these or other purposes in the future. There can be no assurances any such capital would be available to us on acceptable terms. Any additional equity financing, if available, may be dilutive to our shareholders and debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility. If additional funds are raised through the issuance of equity securities, our shareholders may experience dilution in the voting power or net book value per share of their stock. Any additional equity securities could also have rights, preferences and privileges senior to those of our common stock.

We might not be successful in achieving our objectives if there are significant changes in the economic and regulatory environment surrounding business.

GKFA will be subject to risks related to national economic conditions, changes in the investment climate for business, governmental rules and fiscal policies, and other factors beyond the control of our management. Changes in these economic and regulatory factors could cause consumers to refrain from purchasing products and or services thus, affecting the businesses of the businesses we seek as clients.

Our business may be significantly harmed by a slowdown in the economy.

An overall decline in the economy or the occurrence of a natural disaster could decrease the need of our services. This, in turn, might discourage consumers from purchasing products or services, thus reducing the need for our services. This could restrict our success in attracting clients and significantly harm our business, financial condition and liquidity.

To the extent that we expand our operations to new markets, our business operations may suffer from our lack of experience, which may adversely affect our revenues.

Currently, GKFA operates in Indiana. Depending on the market and our performance, we plan to expand our operations throughout the United States. However, we have limited experience outside of the market in which we currently operate. Business operations vary greatly from location to location. Any difficulties encountered by us in this regard could adversely affect our operating results, slow down our expansion plans, which may diminish our revenues.

G. K. Fields and Associates is a Penny Stock:

Because our common stock is deemed a low-priced "Penny" stock, an investment in our common stock should be considered high risk and subject to marketability restrictions. These marketability restrictions may prevent you from liquidating your stock, thus causing a loss of your investment.

Since our common stock is a penny stock, as defined in Rule 3a51-1 under the Securities Exchange Act, it will be more difficult for investors to liquidate their investment even if and when a market develops for the common stock. Until the trading price of the common stock rises above $5.00 per share, if ever, trading in the common stock is subject to the penny stock rules of the Securities Exchange Act specified in rules 15g-1 through 15g-10. Those rules require broker-dealers, before effecting transactions in any penny stock, to:

- Deliver to the customer, and obtain a written receipt for, a disclosure document;
- disclose certain price information about the stock;
- disclose the amount of compensation received by the broker-dealer or any associated person of the broker-dealer;
- send monthly statements to customers with market and price information about the penny stock; and
- in some circumstances, approve the purchaser's account under certain standards and deliver written statements to the customer with information specified in the rules.

Consequently, the penny stock rules may restrict the ability or willingness of broker-dealers to sell the common stock and may affect the ability of holders to sell their common stock in the secondary market and the price at which such holders can sell any such securities. These additional procedures could also limit our ability to raise additional capital in the future.

ABOUT THIS CIRCULAR

You should only rely on the information contained in this circular. We have not, and the selling security holders have not, authorized anyone to provide information different from that contained in this circular. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in this circular is accurate as of any date other than the date on the front of the document.

AVAILABLE INFORMATION

We are not required to deliver annual reports to stockholders. We intend to furnish to our stockholders annual reports containing financial statements prepared by an independent public accountant and quarterly reports containing unaudited interim financial statements for the first three-quarters of each fiscal year. We have filed with the Commission a public offering circular on Form 1-A under the Securities Act of 1933 with respect to the securities offered in this circular. A copy of the offering statement, including the exhibits and schedules, may be reviewed and copied at the SEC's public reference facilities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Circular Summary," "Risk Factors," "Plan of Operation," "Description of Business," and elsewhere in this circular constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "intends to," "estimated," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under "Risk Factors," "Plan of Operation" and elsewhere in this circular. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We undertake no obligation to update any of the forward-looking statements after the date of this circular to conform forward-looking statements to actual results.

We make statements in this circular and in the documents we incorporate by reference that are considered forward-looking statements within the meaning of the Securities Act and the Exchange Act. Sometimes these statements contain words such as "may," "believe," "expect," "continue," "intend," or other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other factors that could cause our actual performance or achievements to be materially different from those we project. The following factors, among others, could cause materially different results from those anticipated or projects:

- Heightened competition;
- failure to identify, develop or profitably manage additional businesses;
- failure to obtain new customers or retain existing customers;
- inability to carry out marketing and sales plans;
- inability to obtain capital for future growth;
- loss of key executives; and
- general economic and business conditions.

We do not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock by the selling security holders or their transferees.

SELLING SECURITY HOLDERS INFORMATION

The shares to be offered by the selling security holders are "restricted" securities under applicable federal and state laws and are being registered under the Securities Act of 1933, as amended (the "Securities Act") to give the selling security holders the opportunity to publicly sell these shares. The registration of these shares does not require that any of the shares be offered or sold by the selling security holders. The selling security holders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

Each of the selling security holders has no agreement or understanding, directly or indirectly, with any person to distribute such securities. The selling security holders either purchased their stock in the ordinary course of business or received stock in lieu of cash for services rendered to the business during the start up phases of GKFA.

Other than the costs of preparing this circular, we are not paying any costs relating to the sales by the selling security holders.

SELLING SECURITY HOLDERS

The following is a list of selling security holders who own an aggregate of 47,987,000 shares of our common stock covered in this circular.

NAME	Number of Shares of Common Stock Owned (1)	Number of Shares Beneficially Owned (1)	Percentage of Shares Owned (1)	Number of Shares Offered (1)	Shares Owned After Offering (2)(3)
Beth Fields (4) 918 Perry Woods Cove Fort Wayne, IN 46845	5,000,000	5,000,000	10.42%	5,000,000	0
Brian Kistler (4) 6461 N. 100 E. Ossian, IN 46777	2,500,000	2,500,000	5.21%	2,500,000	0
Paul H. Lich (4) 3720 N. 650 E. Ossian, IN 46777	250,000	250,000	0.52%	250,000	0
Bruce W. DeLucenay (4) 3682 N. 20 East Angola, IN 46703	150,000	150,000	0.31%	150,000	0
Amy I. Dolsen (4) 10821 Current Cove Fort wayne, IN 46774	500,000	500,000	1.04%	500,000	0
Gerry Young (4) 9622 Placid Park Drive New Haven, IN 46774	150,000	150,000	0.31%	150,000	0
Kristy Bloom (4) 10121 Unita Drive Fort Wayne IN 46804	150,000	150,000	0.03%	150,000	0

Griffin T. Suelzer (4) 701 Lake Drive Coldwater, MI 49036	250,000	250,000	0.52%	250,000	0
Amy J. Aleshire 1614 Bear Claw Lane Fort Wayne, IN 46845	1,000	1,000	0.10%	1,000	0
Terry D. Aleshire P.O. Box 1 Taylorsville, IN 47280	1,000	1,000	0.10%	1,000	0
Benjamin F. Arnold III 3327 Sanibal Drive Fort Wayne, IN 46815	1,000	1,000	0.10%	1,000	0
Terry Auld 5407 Dyerbrook Drive Fort Wayne, IN 46835	1,000	1,000	0.10%	1,000	0
Susan Benson 16501 T Tarn Trail Fort Wayne, IN 46845	1,000	1,000	0.10%	1,000	0
Kristy Bloom 10121 Unita Drive Fort Wayne, IN 46804	1,000	1,000	0.10%	1,000	0
Randy Bloom 10121 Unita Drive Fort Wayne, IN 46804	1,000	1,000	0.10%	1,000	0
Kathryn G. Crager 5520 CR 59 St. Joe, IN 46785	1,000	1,000	0.10%	1,000	0
Bruce W. DeLucenay 3682 N. 20 East Angola, IN 46703	1,000	1,000	0.10%	1,000	0
Amy I. Dolsen 10821 Current Cove Fort Wayne, IN 46845	1,000	1,000	0.10%	1,000	0

Anita C. Fields 6497 N. Co. Rd. 500 E. Union City, IN 47390	1,000	1,000	0.10%	1,000	0
Marion K. Fields 6497 N. Co. Rd. 500 E. Union City, IN 47390	1,000	1,000	0.10%	1,000	0
R. Edwin Gregson 701 Harrison Ave. Greenville, OH 45331	1,000	1,000	0.10%	1,000	0
Vicki Gregson 701 Harrison Ave. Greenville, OH 45331	1,000	1,000	0.10%	1,000	0
Kelly J. Handerson 12917 Elsworth Street Leo, IN 46765	1,000	1,000	0.10%	1,000	0
Peggy S. Handerson 12917 Elsworth Street Leo, IN 46765	2,000	2,000	0.10%	2,000	0
David V. Hill 1103 Bell Ave. New Haven, IN 46774	1,000	1,000	0.10%	1,000	0
Michelle B. Hill 1103 Bell Ave New Haven, IN 46774	1,000	1,000	0.10%	1,000	0
Jared Hochstedler 730 Misty Court Fort Wayne, IN 46845	1,000	1,000	0.10%	1,000	0
Jolene Hochstedler 730 Misty Court Fort Wayne, IN 46845	1,000	1,000	0.10%	1,000	0

Katall's, Inc. 519 Washington St. St. Joe, IN 46785	1,000	1,000	0.10%	1,000	0
Connie J. Kyes-Myland 10417 Bitterroot Ct. Fort Wayne, IN 46804	1,000	1,000	0.10%	1,000	0
Pamela S. Lich 3720 N. 650 E. Churubusco, IN 46723	1,000	1,000	0.10%	1,000	0
Paul H. Lich 3720 N. 650 E. Churubusco, IN 46723	1,000	1,000	0.10%	1,000	0
Sandra K. Manter 10025 Crown Point Dr. Fort Wayne, IN 46804	1,000	1,000	0.10%	1,000	0
Steven R. Manter 10025 Crown Point Dr. Fort Wayne, IN 46804	1,000	1,000	0.10%	1,000	0
Lisa A. Sandstrom 10832 Still Hollow Run Fort Wayne, IN 46818	1,000	1,000	0.10%	1,000	0
Deborah L. Sinacola 5316 Whitewater Pass Fort Wayne, IN 46825	1,000	1,000	0.10%	1,000	0
Robert D. Sinacola 5316 Whitewater Pass Fort Wayne, IN 46825	1,000	1,000	0.10%	1,000	0
Griffin T. Suelzer 701 Lake Drive Coldwater, MI 49036	1,000	1,000	0.10%	1,000	0
Sarah E. Suelzer 701 Lake Drive Coldwater, MI 49036	1,000	1,000	0.10%	1,000	0

Cynthia Lynn Walter 6632 Ashbrook Drive Fort Wayne, IN 46835	1,000	1,000	0.10%	1,000	0
Janet A. Westendorf 4407 Darnley Ct. Fort Wayne, IN 46814	1,000	1,000	0.10%	1,000	0
Jerome J. Westendorf 4407 Darnley Ct Fort Wayne, IN 46814	1,000	1,000	0.10%	1,000	0
Arthur J. Young 9622 Placid Park Drive New Haven, IN 46774	1,000	1,000	0.10%	1,000	0
Gerry Young 9622 Placid Park Drive New Haven, IN 46774	1,000	1,000	0.10%	1,000	0

(1) All Shares owned in this column and all percentages are based on 8,987,000 shares of common stock issued and outstanding on September 30, 2007

(2) This table assumes that each security holder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this circular. Selling security holders are not required to asell their shares. See "Plan of Distribution" beginning on page 22.

(3) Assumes that all shares required for resale by this circular have been issued and sold.

(4) Shares received for services rendered.

PLAN OF DISTRIBUTION

As of the date of this circular, we have not been advised by the selling security holders as to any plan of distribution.

There is no public market for our securities. We intend for our stock to be quoted on the Pink Sheets. We plan to contact an authorized Pink Sheets market maker for sponsorship of our securities on the Pink Sheets; however, there can be no assurance that FINRA will approve the inclusion of our common stock. Although we have not engaged a market maker to apply for the quotation of our securities on the Pink Sheets, we anticipate doing so upon registration of our securities in this circular. We believe it may take up to 12 months prior to receiving our quotation after submittal, if it is approved at all. Quotation of our common stock on the Pink Sheets may provide for liquidity in our common stock; however there is no assurance of such liquidity.

Distributions of the shares by the selling security holders may from time to time be offered for sale either directly by such individual, or through underwriters, dealers or agents or on any exchange on which the shares may from time to time be traded, on the Pink Sheets market, or in independently negotiated transactions or otherwise. The methods by which the shares may be sold include:

- A block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this circular;
- exchange distributions and/or secondary distributions;
- sales in the over-the-counter market;
- underwritten transactions;
- ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
- privately negotiated transactions.

Such transactions may be effected by the selling security holders at market prices prevailing at the time of sale or at negotiated prices. The selling security holders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling security holders and may receive commissions from the purchasers of the common stock for whom they may act as agent. The selling security holders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the shares for sale under the Securities Act and to indemnify the selling security holders and each person who participates as an underwriter in the offering of the shares against certain civil liabilities, including certain liabilities under the Securities Act.

In connection with sales of the common stock under this circular, the selling security holders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders also may sell shares of common stock short and deliver them to close out the short positions or loan or pledge the shares of common stock to broker-dealers that in turn may sell them. The selling security holders and any underwriters, dealers or agents that participate in distribution of the shares may be deemed to be underwriters, and any profit on sale of the shares by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

There can be no assurances that the selling security holders will sell any or all of the shares offered under this circular.

DETERMINATION OF OFFERING PRICE

We have determined the offering price to be $0.10. The offering price was determined by our last private placement sale of $0.10.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The members of our board of directors serve for one year terms and are elected at the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the board of directors. Information as to our current director and executive officer is as follows:

Name	Age	Title
Gregory K. Fields	47	Chairman, CEO, President

Duties, Responsibilities and Experience

Gregory K. Fields Mr. Fields has been the Chairman, CEO, and President since the founding of G. K. Fields and Associates in June 2003.

Gregory K. Fields- President, Chairman and Chief Executive Officer

Mr. Fields possesses an extensive business background centered around entrepreneurial leadership skills and business process reengineering expertise. A cum laude graduate of Indiana Wesleyan University with a B.S. in Business Administration, Mr. Fields also possesses degrees in Industrial Management from Indiana-Purdue of Ft. Wayne and Electronic Design from Ivy Tech, Ft. Wayne Indiana.

Over the last 25 years Mr. Fields honed his talents through positions such as Senior Quality Assurance Liaison at Magnavox, Ft. Wayne, IN.; auditing production quality control systems and corrective action initiatives of strategic supplier accounts and V.P. of Manufacturing at Innotek, Inc., Garrett, IN. where in addition to his administrative duties, he was directly responsible for five departments and a total of 250 employees.

By recognizing and elevating efficiency and effectiveness of processes that exist within and across organizations, Mr. Fields is able to look at a business from a "clean slate" perspective and determine how it can best construct these processes to improve how they conduct business.

Through the founding of Gregory K. Fields and Associates, Mr. Fields has been able to channel and share his passionate beliefs about untapped opportunity and the willingness to accept a high level of personal, professional and financial risk, with others to pursue opportunities.

Election of Directors and Officers

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding, which is currently pending.

No executive officer or director of the corporation is the subject of any pending legal proceedings.

Audit Committee and Financial Expert

We do not have an Audit Committee. Our Chairman, Gregory K. Fields, performs some of the same functions of an Audit Committee, such as: recommending an independent public accounting firm to audit the annual financial statements; reviewing the independence of the independent registered public accounting firm and its audit report, and GKFA's financial statements; and reviewing management's administration of the system of internal accounting controls. GKFA does not currently have a written audit committee charter or similar document.

We have no financial expert. We believe the cost related to retaining a financial expert at this time is prohibitive and that the services of a financial expert are not warranted.

Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

(1) Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
(2) Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by an issuer;
(3) Compliance with applicable governmental laws, rules and regulations;
(4) The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
(5) Accountability for adherence to the code.

We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

We made our decision to not adopt a code of ethics, based upon our having only one officer and director operating as the management for GKFA. We believe that as a result of the limited interactions which occur as a result of having such a small management structure for GKFA, it eliminates the current need for such a code, in that violations of such a code would be reported to the party generating the violation.

Nominating Committee

We do not have a Nominating Committee or Nominating Committee Charter. Our board of directors performs some of the functions associated with a Nominating Committee. We have elected not to have a Nominating Committee in that we are a company with limited operations and resources.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information, to the best of our knowledge, about the beneficial ownership of our common stock on September 30, 2007, held by those persons known to beneficially own more than 5% of our capital stock and by our directors and executive officers.

The percentage of beneficial ownership for the following table is based on 47,987,000 shares of common stock outstanding as of September 30, 2007.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes (unless footnoted) shares of common stock that the stockholder has a right to acquire within 60 days after September 30, 2007 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our common stock.

Security Ownership of Management

Name of Beneficial Owner (1)	Number Of Shares	Percent Before Offering (2)	Percent After Offering (2)
Gregory K. Fields, Chairman, CEO & President	39,000,000	77%	77%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). The address of each person is care of GKFA.

(2) Figures are rounded to the nearest percent.

DESCRIPTION OF SECURITIES

Common Stock

Our articles of incorporation authorize the issuance of 500,000,000 shares of common stock, $0.0001 par value per share, of which 47,987,000 shares were outstanding as of September 30, 2007. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the board of directors in its discretion, from funds legally available to be distributed. In the event of a liquidation, dissolution or winding up of G. K. Fields and Associates, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to

Transfer Agent

The transfer agent for the common stock will be Madison Stock Transfer, 1688 East 16h Street, Brooklyn, New York 11229.

INTEREST OF NAMED EXPERTS AND COUNSEL

The unaudited financial statements of G. K. Fields and Associates as of September 30, 2007 are included in this circular and have been prepared by Jody Grunden, CPA at Summit CPA Group of Fort Wayne Indiana an independent registered public accounting firm, as set forth in its report appearing elsewhere in this circular and are included in reliance upon such reports given upon the authority of such firm as an expert in accounting and auditing.

The legality of the shares offered hereby will be passed upon for us by Barbara A. Moran, Esquire, our independent legal counsel.

Neither Jody Grunden, CPA, or Barbara A. Moran, Esquire has been hired on a contingent basis, will receive a direct or indirect interest in G. K. Fields and Associates or have been a promoter, underwriter, voting trustee, director, officer, or employee, of G. K. Fields and Associates.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

No director of G. K. Fields and Associates will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any director since provisions have been made in the articles of incorporation limiting liability. The foregoing provisions shall not eliminate or limit the liability of a director for:

- Any breach of the director's duty of loyalty to us or our stockholders;
- acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law; or
- for any transaction from which the director derived an improper personal benefit.

The Bylaws provide for indemnification of our directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees if they were not engaged in willful misfeasance or malfeasance in the performance of their duties; provided that in the event of a settlement the indemnification will apply only when the board of directors approves settlement and reimbursement as being for our best interests.

Our officer and director is accountable to us as a fiduciary, which means he is required to exercise good faith and fairness in all dealings affecting G. K. Fields and Associates. In the event that a stockholder believes the officer and/or director has violated his fiduciary duties, the stockholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the stockholder's rights, including rights under federal and state securities laws and regulations to recover damages from and require an accounting by management. Stockholders, who have suffered losses in connection with the purchase or sale of their interest in G. K. Fields and Associates in connection with a sale or purchase, including the misapplication by any officer or director of the proceeds from the sale of these securities, may be able to recover losses from us.

We undertake the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Act and is unenforceable.

DESCRIPTION OF BUSINESS

Business Consulting

G.K. Fields & Associates, Inc., ("GKFA") was formed in June 2003 as a consulting services provider for the business community. Our mission is to enhance our clients' business operations through tailored consulting services, allowing them to focus on specific aspects of their business and directly advance their primary business goals.

G. K. Fields and Associates focuses on four main aspects of the consulting business:

- Human Resources;
- customer service;
- marketing; and
- introductions to strategic alliance partners who will provide mentoring focus groups for capital funding and other business growth strategies.

In July 2003 GKFA acquired an ActionCoach, business coaching franchise. The purchase was a strategic acquisition to the success of our long term business plan. The acquisition of our ActionCoach, franchise allows GKFA the ability to offer the business community a full suite of complimentary consulting services.

In addition to the services offered by GKFA; ActionCoach, focuses on the personal development of business leaders and their business through targeted marketing consulting and specialized business coaching, with:

- Industry specific marketing programs to build new customer bases;
- Utilization of noncompeting business to business relationships to reduce overhead costs and share customer databases;
- Custom enrichment programs for time management, team building and task management strategies.

The primary objective of GKFA is to provide business development coaching while at the same time introducing our clients to our strategic alliance partners who will then counsel them through various capital funding strategies. This new strategy will address one of the top issues facing business owners, the challenge to gain access to capital.

There are several financing strategies available to businesses. These included but are not limited to:

- **Mezzanine capital** (or **mezzanine debt**)
- **Convertible bond** (or convertible debenture)
- **Preferred stock**, also called **preferred shares** or **preference shares**,
- **Growth capital**
- **Senior note**

The alignment of both companies' concentrated efforts to enhance our client's primary business objectives has presented GFKA the opportunity to rapidly expand our services into relatively new and underdeveloped areas of Business Consulting.

Located and domiciled in Indiana, GKFA management seeks to expand its presence in the business coaching industry. We look to increase our coaching capacity through the hiring of additional coaches as well as strategic acquisitions. The business coaching industry is under-developed in the United States even though there have been business consultants/coaches in existence for several years.

Market Overview

In December of 2006, *The Economist* suggested that the business coaching industry was growing at an annual rate around 40%. One year earlier, the *Harvard Business Report* estimated that the annual expenditures on executive coaches were $1 billion. In fact, in a 2004 survey by Right Management Consultants (Philadelphia), 86 percent of companies said they used coaching to sharpen the skills of individuals who have been identified as future organizational leaders. IBM has more than sixty certified coaches among its ranks. Scores of other major companies have made coaching a core part of executive development. The belief is that, under the right circumstances, one-on-one interaction with an objective third party can provide a focus that other forms of organizational support simply cannot.

Industry Statistics

45,000 to 55,000 new businesses are started in the U.S. alone every year.
National Entrepreneurship Assessment Report, The Kaufman Foundation.

63+% of all businesses fail within the first 4 years.
Dun and Bradstreet Report

91% of all businesses fail within the first 10 years.
Dun and Bradstreet Report

88% of all businesses that fail do so due to management mistakes.
Dun and Bradstreet Report

Marketing

GKFA has developed a multi-pronged, targeted marketing program aimed at informing potential customers of the Company's products.

- ***Targeted Direct Mail***

  GKFA will utilize direct mail to reach a wider audience of potential clients within its targeted markets. Campaigns will be comprised of a targeted industry-specific letter combined with a follow-up call from our telemarketing team.

- ***Internet Promotions***

  GKFA will utilize its website and email database for both educational and promotional activities. We will promote all of our upcoming company events such as workshops, seminars, business clubs, etc. and include testimonials from our client base. Our primary means of promoting the website is the registration with all major and most minor search engines, insuring that web users are directed to the site when they search for information regarding business coaching. Finally, the Company's web address will be featured on all printed materials, including advertisements, stationary, etc.

- ***Strategic Alliances***

  GKFA will gain a significant amount of leads through developing strategic alliance relationships with companies offering complimentary services and products to the small to medium size business markets. This will enable GKFA to market its services into the customer database of the partnering company leveraging the trust developed between the strategic partner and their customers.

- ***Seminars & Workshops***

  GKFA will periodically conduct seminars and workshops to educate the marketplace on all products and services offered. This strategy is an effective and highly leveraged method to reach large portions of the market.

The business community is regulated by federal and state regulations. To provide the best service for a customer, the company must develop a relationship with that customer. The company must learn about the customers production goals and aspirations, and the company must retain each customers past and current situation in a secure and responsible manner.

THE G. K. FIELDS AND ASSOCIATES SOLUTION

Our Strategy

In addition to our coaching services which provide assistance to companies in sales, marketing, customer service, and team building, GKFA will also focus on a growth strategy which addresses one of the primary causes of business failure for small to medium-size companies, lack of capital. Once our business model is established, the primary strategy for growth will be through duplication of the business model in other metropolitan areas as well as acquisition of currently operating franchises.

Our Business Model

GKFA's model is based on a vision of expanding its current coaching service, while at the same time; offer a new complimentary service consisting of helping small to medium-sized businesses gain knowledge of capital funding strategies. This complementary service shall be provided through an introduction to our strategic alliance partners. Our primary objective will be for GKFA to provide business development coaching. In addition we will introduce clients to strategic alliance partners who will then counsel them through various capital funding strategies. This new strategy will address one of the top issues facing business owners, the challenge to gain access to capital.

There are several financing strategies available to businesses. These included but are not limited to:

- ***Mezzanine capital (or mezzanine debt)***

  A broad financial term that refers to unsecured, high-yield, subordinated debt or preferred stock that represents a claim on a company's assets that is senior only to that of a company's shareholders. Along with the typical interest payment associated with debt, mezzanine capital will often include an equity stake in the form of warrants attached (or equity co-investments) to the debt obligation or a debt conversion feature identical to that of a convertible bond.

  Mezzanine capital is a more expensive financing source for a company than secured debt or senior debt. It is more expensive because of the increased credit risk, i.e. in the event of default; mezzanine debt is less likely to be repaid in full. It is only secured by the equity of the company, and not the company's tangible assets (e.g., property, cash or accounts receivable). In compensation for the increased risk, mezzanine debt holders will require a higher interest payment or an equity stake in the company. Mezzanine capital is a more beneficial financing source for a company than equity secured debt as the current equity holders achieve less dilution.

- ***Convertible bond (or convertible debenture)***

  A type of bond that can be converted into shares of stock in the issuing company, usually at some pre-announced ratio. It is a hybrid security with debt- and equity-like features. Although it typically has a low coupon rate, the holder is compensated with the ability to convert the bond to common stock, usually at a substantial premium to the stock's market value. From the issuer's perspective, the key benefit of raising money by selling convertible bonds is a reduced cash interest payment. However, in exchange for the benefit of reduced interest payments, the value of shareholder's equity is reduced due to the stock dilution expected when bondholders convert their bonds into new shares.

- ***Preferred stock, also called preferred shares or preference shares***

  Typically a higher ranking stock than common stock, and its terms are negotiated between the corporation and the investor. Preferred stock may or may not carry voting rights, and may have superior voting rights to common stock. Preferred stock may carry a dividend that is paid out prior to any dividends to common stock holders. Preferred stock may have a convertibility feature into common stock. Preferred stock holders will be paid out in assets before common stockholders and after debt holders in bankruptcy. Preferred shares are more common in private or pre-public companies, where it is more useful to distinguish between the control of and the economic interest in the company. A single company may issue several classes of preferred stock. For example, a company may undergo several rounds of financing, with each round receiving separate rights and having a separate class of preferred stock; such a company might have "Series A Preferred", "Series B Preferred", "Series C Preferred" and common stock. In the United States there are two types of preferred stocks: *straight* preferreds and *convertible* preferreds. Straight preferreds are issued in perpetuity (although some are subject to call by the issuer under certain conditions) and pay the stipulated rate of interest to the holder. Convertible preferreds--in addition to the foregoing features of a straight preferred--contain a provision by which the holder may convert the preferred into the common stock of the company (or, sometimes, into the common stock of an affiliated company) under certain conditions, among which may be the specification of a future date when conversion may begin, a certain number of common shares per preferred share, or a certain price per share for the common.

- ***Growth capital***

  A very flexible type of financing. The money borrowed under a growth capital line of credit can be used for any corporate purposes. There are no requirements to provide invoices or other backup material when borrowing under this type of facility, so administration is simplified as well. Growth capital can be a beneficial way to extend a company's runway between rounds of financing. The extra time can be used to complete additional milestones that will raise the company's valuation, or as insurance to ensure that all intended milestones are successfully accomplished.

- ***Senior note***

  A bond that takes priority over other debt securities sold by the issuer. In the event the issuer goes bankrupt, senior debt must be repaid before other creditors receive any payment. Senior debt is often secured by collateral on which the lender has put in place a first lien. Usually this covers all the assets of a corporation and is often used for revolving credit lines. It is the debt that has priority for repayment in a liquidation. It is a class of corporate debt that has priority with respect to interest and principal over other classes of debt and over all classes of equity by the same issuer.

Initially GKFA will penetrate markets in northeast Indiana and central Ohio, where proximity will facilitate its efforts and minimize the need for additional infrastructure.

Geographic expansion will come through acquisition of current under-performing coaching franchises or through the purchase of new franchises licenses and expanding into new metropolitan areas throughout the United States.

Building the GKFA Infrastructure

The operational infrastructure of GKFA is already in place. However, the capacity to support future growth will be limited by the number of coaches within the coaching firm. GKFA has purchased ten additional coaching licenses in anticipation of its future growth. In addition, GKFA will look to acquire under-performing franchises to expand its coaching capacity as well. The majority of the current coaching duties will initially be the responsibility of current senior management; however, as the Company implements its strategic growth plan, additions to the management team and growth in the operating structure will be required.

Prior to our expansion initiative into other metropolitan markets, and providing it is cost effective, the Company will outsource work to other ActionCoach franchisees due to the current geographic limitations of GKFA. As Company revenues increase, GKFA will further expand its coaching capacity by opening coaching offices in other major metropolitan markets.

Expand To New Geographic Markets

While the near-term focus of GKFA management will be to grow its customer base in its local markets, the Company also intends to expand its market presence via an acquisition strategy of existing coaching franchises which will greatly increase the ability to ramp up revenues.

Increase Product and Service Offerings

GKFA intends to leverage its existing client relationships, however, management recognizes that these relationships are the foundation of the Company's success, and therefore will only market programs which it believes will be attractive and beneficial to its customers. GKFA will not inundate its customers with mass mailings or inferior product offerings in order to generate revenue.

Additional programs and services will be developed or sought out as the opportunity develops and demand warrants. This growth will be generated both organically and through acquisition or strategic alliance. GKFA will serve as the center for these operations, with acquired companies and joint ventures operating under the umbrella of the parent company.

Competition

The company is aware of other consulting companies in the industry providing service for business employee and customer relationships. We have not located information for any other company or firm that is currently providing the services that we offer or with our focused approach.

There may be consultants that assist business owners with attracting and retaining clients. At GKFA, we focus on providing the means to establish and maintain the personal aspect of the relationship.

Employees

We currently have one full-time employee, Gregory K. Fields, who is our Chairman, CEO, and President. We look to Mr. Fields for his entrepreneurial skills and talents. For a discussion of Mr. Fields' experience, please see "Directors and Executive Officers." Initially Mr. Fields will handle all of our operations. We plan to use consultants, attorneys and accountants as necessary and do not plan to engage any full-time employees in the near future. We believe the use of non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. As business warrants, we may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees. A portion of any employee compensation likely would include the right to acquire our stock, which would dilute the ownership interest of holders of existing shares of our common stock. In order to substantially grow our revenue base we will require additional personnel. These personnel will be added to our team when funds are available. We anticipate such availability to be after 12 months.

PLAN OF OPERATION

The following discussion should be read in conjunction with the financial statements section included elsewhere in this circular.

Overview

Information we provide in this Circular or statements made by our directors, officers or employees may constitute "forward-looking" statements and may be subject to numerous risks and uncertainties. Any statements made in this Circular, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our market and customers, our objectives and plans for future operations and products and our liquidity and capital resources). Such forward-looking statements are based on current expectations and are subject to uncertainties and other factors, which may involve known and unknown risks that could cause actual results of operations to differ materially from those projected or implied. Further, certain forward-looking statements are based upon assumptions about future events, which may not prove to be accurate. Risks and uncertainties inherent in forward-looking statements include, but are not limited to:

- fluctuations in our operating results;
- announcements of technological innovations or new products which we or our competitors make;
- developments with respect to patents or proprietary rights;
- changes in domestic or international conditions beyond our control that may disrupt our or our customers' or distributors' ability to meet contractual obligations;
- our ability to obtain additional financing, as necessary, to fund both our long and short-term business plans; and
- fluctuations in market demand for and supply of our products.

The forward-looking information set forth in this Circular is as of September 30, 2007, and we undertake no duty to update this information. More information about potential factors that could affect our business and financial results is included in the section entitled "Risk Factors" beginning on page 15 of this circular.

Plan of Operation

Our plan of operation for the next twelve months will be to expand our client base. We intend to market our consulting services to business owners. Our current contracts are providing sufficient revenue to continue current operations, and will provide sufficient revenue to meet our needs over the next twelve months. As we continue to grow we will need to raise additional funds. We do anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. GKFA does intend to continue to use the income from our current client to continue to meet our operating expenses. We do not have need for the purchase of any property or equipment at this time. GKFA will not have any significant changes in the current number of employees.

Going Concern

Our accountant has expressed substantial doubt regarding our ability to continue operations as a "going concern." Investors may lose all of their investment if we are unable to continue operations and generate revenues, or if we do not raise sufficient funds in this offering.

We have generated minimal revenues from our operations. In the absence of significant sales and profits, we will seek to raise additional funds to meet our working capital needs principally through the sale of our consulting services. However, we cannot guaranty that we will be able to obtain sufficient additional funds when needed, such as the funds we are attempting to raise in this offering, or that such funds, if available, will be obtainable on terms satisfactory to us. G. K. Fields and Associates' current cash position may be inadequate to pay all of the costs associated with executing our business plan. Management intends to use borrowings to mitigate the effects of its cash position; however, no assurance can be given that debt or equity financing, if and when required will be available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should GKFA be unable to continue existence. As a result, our accountant believes that substantial doubt exists about our ability to continue operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results or operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

As we expand our activities, we may experience net negative cash flows from operations, pending receipt of sales revenues. Additionally we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. As of the date of this circular, we do not have any arrangements or agreement to provide for future financing.

Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Such risks for us include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, we must, among other things, obtain a customer base, implement and successfully execute our business and marketing strategy, continually develop and upgrade our product offering, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

Trends and Future Operating Results

The business community is subject to change. The economy and consumer confidence both play a major role in the industry. The high level of scrutiny to the quality of the end product will support the market for the best product possible. Due to the growing demand we feel the opportunity for our service will continue to grow. Knowledge of the human resources available has increased the number of customers for our client companies. The availability and complexity of these resources has increased the potential number of customers for our client companies.

The need to update information is on-going within our industry. There are no known trends, other than those disclosed in the Risk Factors, discussed above beginning on page 15 that would have a material impact on either short or long term liquidity. We are not aware of any information that would impact future operating results.

DESCRIPTION OF PROPERTY

Our offices are currently located at 6615 Brotherhood Way, Fort Wayne, Indiana. We do not believe that we will need to obtain additional office space at any time in the foreseeable future, approximately 12 months, until our business plan is more fully implemented.

As a result of our method of operations and business plan, we do not require personnel other than Mr. Fields to conduct our business. In the future, we anticipate requiring additional office space and additional personnel; however, it is unknown at this time how much space or how many individuals will be required.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

(1) Principal Market or Markets Where Common Stock is Traded

We intend to contact an authorized Pink Sheets Market Maker for sponsorship of our securities on the Pink Sheets, however, there can be no assurance that FINRA will approve the inclusion of the common stock. Prior to the effective date of this offering, our common stock was not traded.

(2) This registration statement relates to a class of common equity for which there is no established public trading market:

(i) we have no equity securities subject to outstanding options or warrants to purchase, or securities convertible into, common equity;

(ii) of the 8,987,000 shares issued and outstanding, 47,000 are control shares owned by our Chairman, CEO and President, and 8,987,000 shares may be sold pursuant to Rule 144; and

(iii) of the 8,987,000 shares which may be sold pursuant to Rule 144, all such shares are being registered herein.

(b) Holders of Common Stock

As of September 30, 2007 there were 41 stockholders of our common stock.

(c) Dividends

The Board of Directors has not declared any dividends due to the following reasons:

1. GKFA has not yet adopted a policy regarding payment of dividends;
2. GKFA does not have any money to pay dividends at this time;
3. The declaration of a cash dividend would result in an impairment of future working capital; and
4. The Board of Directors will not approve the issuance of a stock dividend.

(d) Securities Authorized for Issuance under Equity Compensation Plans

We currently do not maintain a stock option plan to which incentive stock options to purchase shares of common stock may be granted to employees, directors and consultants.

EXECUTIVE COMPENSATION

The following table sets forth the cash compensation of our Chairman, CEO, and President, Gregory K. Fields.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Gregory K. Fields Chairman, CEO and President	2007	$0.00	$0.00	$390,000.00	$0.00	$0.00	$0.00	$0.00	$390,000.00

(1) 47,000 shares of Restricted Common Stock were issued to Gregory K. Fields at $0.10 per share in exchange for services rendered.

Future Compensation

Mr. Gregory K. Fields has agreed to provide services to us without compensation. Mr. Gregory K. Fields provides services as a result of his stock position with G. K. Fields and Associates.

Compensation Committee

We currently do not have a Compensation Committee of the board of directors. However, the board of directors intends to establish a compensation committee, which is expected to consist of three inside directors and two independent members. Until a formal committee is established our entire board of directors will review all forms of compensation provided to our executive officers, directors, consultants and employees including stock compensation and loans.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Wayne, State of Indiana, this 31 day of December, 2007

G.K. Fields and Associates, Inc.
6615 Brotherhood Way
Fort Wayne, Indiana 46825

By:

Gregory K. Fields
President
Principal Executive Officer
Principal Financial Officer

G.K. Fields & Associates, Inc.

Financial Statements

For the Nine Months Ending September 30, 2007,
Fiscal Year Ending December 31, 2006,
and December 31, 2005
(Unaudited)

THIS PAGE WAS INTENTIONALLY LEFT BLANK

FINANCIAL STATEMENTS

G. K. Fields & Associates, Inc.
Balance Sheet
As of September 30, 2007, December 31, 2006, and December 31, 2005
(Unaudited)

	September 30, 2007	December 31, 2006	December 31, 2005
ASSETS			
Current Assets			
Checking/Savings	$ 18,079.49	$ 4,003.32	$ 4,080.62
Accounts Receivable	14,082.05	7,607.55	3,174.55
Total Current Assets	32,161.54	11,610.87	7,255.17
Fixed Assets			
Equipment	1,856.87	1,856.87	1,856.87
Accumulated Depreciation	(1,755.00)	(1,705.00)	(1,585.00)
Total Fixed Assets	101.87	151.87	271.87
Other Assets			
Coaching License	25,000.00	0.00	0.00
Franchise Fee	50,000.00	50,000.00	50,000.00
Accumulated Amortization	(14,445.04)	(11,388.36)	(8,055.36)
Total Other Assets	60,554.96	38,611.64	41,944.64
TOTAL ASSETS	$ 92,818.37	$ 50,374.38	$ 49,471.68
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Credit Cards	$ 3,672.02	$ -	$ -
Total Current Liabilities	3,672.02	0.00	0.00
Long Term Liabilities			
Note Payable	24,000.00	0.00	0.00
Shareholder Loan	74,339.98	72,839.98	71,239.98
Total Long Term Liabilities	98,339.98	72,839.98	71,239.98
Total Liabilities	102,012.00	72,839.98	71,239.98
Equity			
Common Stock, $0.001 par value, 500,000,000 shares authorized; 47,987,000 shares issued and outstanding as of September 30, 2007	47,987.00	1,000.00	1,000.00
Additional Paid In Capital	4,750,713.00	0.00	0.00
Retained Earnings	(23,465.60)	(22,768.30)	8,612.96
Net Income	(4,784,428.03)	(697.30)	(31,381.26)
Total Equity	(9,193.63)	(22,465.60)	(21,768.30)
TOTAL LIABILITIES & EQUITY	$ 92,818.37	$ 50,374.38	$ 49,471.68

G.K. Fields & Associates, Inc.
Statement of Income
For the Nine Months Ending September 30, 2007, Fiscal Year Ending December 31, 2006, and December 31, 2005
(Unaudited)

	Nine months ended September 30, 2007	Year Ending December 31, 2006	Year Ending December 31, 2005
Ordinary Income/Expense			
Income			
Consulting Income	$ 60,913.65	$ 69,551.60	$ 50,877.00
Discounts	(2,890.00)	(2,995.00)	(2,995.00)
Total Income	58,023.65	66,556.60	47,882.00
Expense			
Payroll Expenses	1,034.00	11,597.39	6,699.55
Payroll Taxes	164.37	1,124.43	647.37
Amortization Expense	3,056.68	3,333.00	3,333.00
Automobile Expense	6,002.79	6,966.36	6,814.12
Bad Debt	2,093.00	0.00	0.00
Bank Service Charges	640.44	508.37	337.83
Barter Fees	0.00	0.00	342.68
Bonuses	0.00	0.00	300.00
Consulting Fees	4,794,000.00	0.00	0.00
Depreciation Expense	50.00	120.00	207.00
Dues and Subscriptions	360.00	152.70	0.00
Education Expense	845.00	0.00	0.00
Insurance	1,125.75	549.00	1,533.17
Marketing & Advertising	2,520.85	10,229.00	18,854.84
Membership Fee	2,339.00	555.00	376.75
Miscellaneous Expense	0.00	205.23	1,478.20
Office Supplies	1,180.87	1,358.19	1,799.61
Outside Services	4,944.91	2,002.25	11,426.15
Postage and Delivery	53.92	34.81	200.32
Printing and Reproduction	44.41	1,641.11	41.20
Professional Development	1,649.61	597.67	0.00
Promotional Items	0.00	60.48	112.88
Professional Fees	1,087.72	687.00	1,064.00
Repairs	271.75	0.00	0.00
Royalty fee	13,500.00	18,000.00	18,000.00
Taxes	33.89	44.62	53.89
Telephone	1,282.52	1,932.38	1,992.11
Travel & Ent	4,170.20	5,554.70	3,648.59
Total Expense	4,842,451.68	67,253.69	79,263.26
Net Ordinary Income	(4,784,428.03)	(697.09)	(31,381.26)
Net Income	$ (4,784,428.03)	$ (697.09)	$ (31,381.26)
Weighted average number of common shares outstanding, basic and fully diluted	955,611.76	100.00	100.00
Net Income per weighted share basic and fully diluted	$ (5.01)	$ (6.97)	$ (313.81)

The accompanying notes are an integral part to these financial statements

G. K. Fields & Associates, Inc.
Stockholders' Equity
For the Nine Months Ending September 30, 2007, Fiscal Years Ending December 31, 2006, and December 31, 2005
(Unaudited)

	Common Stock		Additional Paid-In	Net Income from	Total Stockholder's
	Shares	Amount	Capital	Operations	Equity
Balance as of January 1, 2005	100	$ 100.00	$ 900.00	$ 8,612.98	$ 9,612.98
Net Income For Year Ending December 31, 2005	-	-	-	(31,381.26)	(31,381.26)
Balance as of December 31, 2005	100	$ 100.00	$ 900.00	$ (22,768.30)	$ (21,768.30)
Net Income For Year Ending December 31, 2006	-	-	-	(697)	(697.30)
Balance as of December 31, 2006	100	$ 100.00	$ 900.00	$ (23,465.60)	$ (22,465.60)
Shares issued for cash	37,000	37.00	3,663.00	-	3,700.00
Shares issued for consulting	8,950,000	8,950.00	886,050.00	-	895,000.00
Founder shares issued	39,000,000	39,000.00	3,861,000.00	-	3,900,000.00
Founder shares exchanged	(100)	(100.00)	(900.00)		(1,000.00)
Net Income For Nine Months Ending September 30, 2007	-	-	-	(4,784,428)	(4,784,428.03)
Balance as of September 30, 2007	47,987,000	$ 47,987.00	$ 4,750,713.00	$ (4,807,893.63)	$ (9,193.63)

The accompanying notes are an integral part to these financial statements

G. K. Fields & Associates, Inc.

Statement of Cash Flow

For the Nine Months Ending September 30, 2007, Fiscal Years Ending December 31, 2006, and December 31, 2005
(Unaudited)

	Nine Months Ended September 30, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
OPERATING ACTIVITIES			
Net Income	(4,784,428.03)	$ (897.30)	$ (31,381.26)
Adjustments to reconcile Net Income to net cash provided by operations:			
Accounts Receivable	(6,474.50)	(4,433.00)	3,218.50
Credit Card	3,672.02	-	-
Net cash provided by Operating Activities	(4,787,230.51)	(5,130.30)	(28,162.76)
INVESTING ACTIVITIES			
Accumulated Depreciation	50.00	120.00	207.00
Coaching License	(25,000.00)	-	-
Accumulated Amortization	3,056.68	3,333.00	3,333.00
Net cash provided by Investing Activities	(21,893.32)	3,453.00	3,540.00
FINANCING ACTIVITIES			
Notes Payable	24,000.00	-	-
Shareholder Loan	1,500.00	1,600.00	22,500.00
Common Stock Issued	47,087.00	-	-
Common Stock Exchanged	(100.00)	-	-
Additional Paid in Capital	4,751,613.00	-	-
Additional Paid in Capital Exchanged	(900.00)	-	-
Net cash provided by Financing Activities	4,823,200.00	1,600.00	22,500.00
Net cash increase for period	14,076.17	(77.30)	(2,122.76)
Cash at beginning of period	4,003.32	4,080.62	6,203.38
Cash at end of period	$ 18,079.49	$ 4,003.32	$ 4,080.62

SUPPLEMENTAL DISCLOSURES OF NON-CASH OPERATING, INVESTING, AND FINANCING ACTIVITIES:

Issuance of 8,950,000 shares of common stock for consulting services	$ 895,000.00	$ -	$ -
Issuance of 39,000,000 shares of common stock for compensation to founding shareholder in exchange for 100 shares of common stock	$ 3,899,000.00	$ -	$ -

The accompanying notes are an integral part to these financial statements

NOTES TO FINANCIAL STATEMENTS

G.K. Fields & Associates, Inc.
Notes to the Financial Statements
For the Nine Months Ending September 30, 2007, Fiscal Year Ending December 31, 2006, and December 31, 2005

Note 1 - Organization and summary of significant accounting principles

Organization

G.K. Fields & Associates, Inc.. ("the Company") was organized July 30, 2003 (Date of Inception) under the laws of the State of Indiana. The company is in its fifth year of operations.

The Company was formed as consulting firm that specializes in business coaching. The Company will provide assistance to business owners and staff to help maximize productivity, therefore, helping the company increase its bottom line.

The company has adopted a fiscal accounting period ending December 31.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents.

Revenue recognition

The Company recognizes revenue from a sale when all of the following conditions are met:

1. The arrangement fee is fixed and determinable.
2. Collection of the arrangement fee is reasonably assured.

Costs recognition

The Company recognizes expenses when it receives goods or services, even though payment may not occur until a later date.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. It is the policy of the company to capitalize items greater than or equal to $500 and provide depreciation based on the estimated useful life of individual assets, calculated using the straight line method.

Estimated useful lives range as follows:

	Years
Furniture and equipment	3 - 5
Computer hardware	3
Vehicles	5

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2007. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable and notes payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Earnings per share

The Company has adopted Statement of Financial Accounting Standards No. 128. *Earnings Per Share* ("SFAS No. 128"). Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earning per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti- dilutive they are not considered in the computation.

Income taxes

The Company has adopted Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes* ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes because of differences in amounts deductible for tax purposes. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements

In November 2004, the FASB issued SFAS 151 "Inventory Costs." This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement will be effective for the company beginning with its fiscal year ending December 31, 2007. The company is currently evaluating the impact this new Standard will have on its operations, but believes that it will not have a material impact on the company's financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments." This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. DI, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." This Statement:

a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.

c) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

d) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.

e) Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of our fiscal year, provided we have not yet issued financial statements, including financial statements for any interim period, for that fiscal year. Provisions of this Statement may be applied to instruments that we hold at the date of adoption on an instrument-by-instrument basis.

Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material impact on the Company's financial statements.

In March 2006, The FASB issued SEAS 156, "Accounting for Servicing of Financial Assets." This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

a) Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations.

b) Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

c) Permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities.

d) At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a service elects to subsequently measure at fair value.

e) Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurement. The implementation of this guidance is not expected to have any impact on the company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of PASS Statements No. 87, 106, and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. SFAS No. 158 requires prospective application, recognition and disclosure requirements effective for the company's fiscal year ending December 31, 2007. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for the company's fiscal year ending December 31, 2009. The Company is currently evaluating the impact of the adoption of SFAS No. 258 and does not expect that it will have a material impact on its financial statements.

In September 2006, the United States Securities and Exchange Commission ("SEC"), adopted SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." This SAB provides guidance on the consideration of the effects to prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations financial statements and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The company is currently evaluating the impact, if any, that SAB 108 may have on the company's results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Interpretation No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Interpretation

No. 48 is effective for fiscal years beginning after December 15, 2006 and the Company is currently evaluating the impact, if any, that FASB Interpretation No. 48 may have on it's results of operations or financial position.

Note 2 - Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should the company be unable to recover the value of its assets or satisfy its liabilities.

Note 3 -Income taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences for the periods presented are as follows:

Income tax provision at the Federal statutory rate	34%
Effect of operating losses	-34%
	0%

Net deferred tax assets consist of the following:

	For the Period January 1, 2007 to September 30, 2007
Gross deferred tax asset	$ 0
Gross deferred tax liability	0
Valuation allowance	0)
Net deferred tax asset	$ -

The Company did not pay any income taxes during the ten months ended September 30, 2007.

Note 4 - Stockholders' equity

On July 30, 2003, the Company issued 100 shares of its no par value common stock as founder's shares for $1,000 in cash. The shares were deemed to have been issued pursuant to an exemption provided by Section 4(2) of the Act, which exempts from registration "transactions by an issuer not involving any public offering."

On July 19, 2007, the Company issued 8,950,000 shares of its $0.001 par value common stock for consulting services. In connection with the issuance of these 8,950,000shares, the company recorded consulting fees in the amount of $895,000. The shares were deemed to have been issued pursuant to an exemption provided by Section 4(2) of the Act, which exempts from registration "transactions by an issuer not involving any public offering.."

On July 25, 2007, the Company issued 37,000 shares of its $0.001 par value common stock for $3,700 in cash. The shares were deemed to have been issued pursuant to an exemption provided by Section 4(2) of the Act, which exempts from registration "transactions by an issuer not involving any public offering."

On July 26, 2007, the Company issued 39,000,000 shares of its $0.001 par value common stock as founder's shares in exchange for 100 shares of no par common stock issued on July 30, 2003. In connection with the issuance of these 39,000,000 shares, the Company recorded compensation expense in the amount of $3,899,000. The shares were deemed to have been issued pursuant to an exemption provided by Section 4(2) of the Act, which exempts from registration "transactions by an issuer not involving any public offering."

There have been no other issuances of common stock.

Note 5 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 6 - Related party transactions

During the period from July 30, 2003 (Inception) to September 30, 2007, our president and CEO made an advance to the Company, primarily to pay startup expenses. This advance, which totaled $74,340, is non-interest bearing and due on demand.

Note 7 - Commitments and contingent liabilities

Legal matters - The Company is occasionally party to litigation or threat of litigation arising in the normal course of business. Management, after consultation with legal counsel, does not believe that the resolution of any such matters will have a material effect on the company's financial position or results of operations.

EXHIBITS

(2)(i) CHARTER

State of Indiana
Office of the Secretary of State

CERTIFICATE OF AMENDMENT

of

G.K. FIELDS & ASSOCIATES, INC.

I, TODD ROKITA, Secretary of State of Indiana, hereby certify that Articles of Amendment of the above For-Profit Domestic Corporation have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented conforms to law as prescribed by the provisions of the Indiana Business Corporation Law.

NOW, THEREFORE, with this document I certify that said transaction will become effective Thursday, July 19, 2007.


SEAL OF THE STATE OF INDIANA
1816

In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, July 19, 2007.

TODD ROKITA,
SECRETARY OF STATE

2003080100268 / 2007071961135

ARTICLES OF AMENDMENT OF THE ARTICLES OF INCORPORATION
State Form 38333 (R10 / 1-03)
Approved by State Board of Accounts, 1995

RECEIVED IND. SECRETARY OF STATE JUL 1 9 2007

RECEIVED IND. SECRETARY OF STATE JUL 0 9 2007

TODD ROKITA
SECRETARY OF STATE
CORPORATIONS DIVISION
302 W. Washington St., Rm. E018
Indianapolis, IN 46204
Telephone: (317) 232-6576

Indiana Code 23-1-38-1 *et seq.*

Filing Fee: $30.00

INSTRUCTIONS: *Use 8 1/2" x 11" white paper for attachments.*
Present original and one copy to address in upper right hand corner of this form.
Please TYPE or PRINT.
Please visit our office on the web at www.sos.in.gov.

ARTICLES OF AMENDMENT OF THE ARTICLES OF INCORPORATION OF

Name of Corporation	Date of Incorporation
G.K. Fields & Associates, Inc.	July 30, 2003

The undersigned officers of the above referenced Corporation (*hereinafter referred to as the "Corporation"*) existing pursuant to the provisions of: (*indicate appropriate act*)

☑ Indiana Business Corporation Law ☐ Indiana Professional Corporation Act of 1983

as amended (*hereinafter referred to as the "Act"*), desiring to give notice of corporate action effectuating amendment of certain provisions of its Articles of Incorporation, certify the following facts:

ARTICLE I Amendment(s)

The exact text of Article(s) Section 5.1 Authorized Class and Number of Shares of the Articles of Incorporation is now as follows:

APPROVED AND FILED

(*NOTE: If amending the name of corporation, write Article "I" in space above and write "The name of the Corporation is ______________," below.*)

The capital stock of the Corporation shall be of one class and kind, which may be referred to as common shares. The total number of shares which the Corporation has authority to issue shall be five hundred million (500,000,000) shares. The Corporation's shares do not have any par or stated value, except that, solely for the purpose of any statute or regulation of any jurisdiction imposing any tax or fee based upon the capitalization of the Corporation, each of the Corporation's shares shall be deemed to have a par value of $.001 per share.

ARTICLE II

Date of each amendment's adoption:

July 1, 2007

(*Continued on the reverse side*)

ARTICLE III Manner of Adoption and Vote
Mark applicable section: NOTE - Only in limited situations does Indiana law permit an Amendment without shareholder approval. Because a name change requires shareholder approval, Section 2 must be marked and either A or B completed.
☑ SECTION 1 This amendment was adopted by the Board of Directors or Incorporators and shareholder action was not required.
☐ SECTION 2 The shareholders of the Corporation entitled to vote in respect to the amendment adopted the proposed amendment. The amendment was adopted by: (*Shareholder approval may be by either A or B.*)

A. Vote of such shareholders during a meeting called by the Board of Directors. The result of such vote is as follows:

	Shares entitled to vote.
	Number of shares represented at the meeting.
	Shares voted in favor.
	Shares voted against.

B. Unanimous written consent executed on ____________________, 20 _____ and signed by all shareholders entitled to vote.

ARTICLE IV Compliance with Legal Requirements

The manner of the adoption of the Articles of Amendment and the vote by which they were adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation, and the By-Laws of the Corporation.

I hereby verify, subject to the penalties of perjury, that the statements contained herein are true, this 3rd day of July, 20 07.

Signature of current officer or chairman of the board	Printed name of officer or chairman of the board
Gregory K Fields	Gregory K Fields

Signator's title: President

Resolutions of Board of Directors

The undersigned, constituting the Shareholders and all of the members of the Board of Directors of **G.K. Fields and Associates,** Inc, a corporation organized and existing under the laws of Indiana having its principal place of business at 6615 Brotherhood Way, Fort Wayne, Indiana, 46825 (the "Corporation"), by consent in writing pursuant to the General Corporation Law of the State of Indiana, do hereby consent to the following actions of the Corporation, all pursuant to the laws of the State of Indiana in lieu of a meeting:

The corporation shall issue shares of its stock for payment of services for the President and founder of the corporation as follows:

RESOLVED, that shares are to be issued to **Gregory K. Fields,**, in the total amount of 39,000,000 (thirty nine million) shares at .10 (ten cents) per share dated as of July 26, 2007;

RESOLVED, that the officers of this Corporation be, and they hereby are, acting jointly or singly, authorized and directed to take such actions and to make, execute, deliver and file on behalf of this Corporation, such corporate papers, certificates, instruments and other documents as may be necessary or desirable to carry out the intent and purposes of the foregoing resolutions; and it is hereby further

RESOLVED, that this Resolution may be executed in counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

Approved as of July 26, 2007

DIRECTORS:

Gregory K. Fields, Director

Resolutions of Board of Directors

The undersigned, constituting the Shareholders and all of the members of the Board of Directors of **G.K. Fields and Associates**, Inc, a corporation organized and existing under the laws of Indiana having its principal place of business at 6615 Brotherhood Way, Fort Wayne, Indiana, 46825 (the "Corporation"), by consent in writing pursuant to the General Corporation Law of the State of Indiana do hereby consent to the following actions of the Corporation, all pursuant to the laws of the State of Indiana in lieu of a meeting:

The Corporation shall issue shares of its stock in payment for assistance and services provided during the formative stages between years 2003 and 2007 of the corporation as follows:

Name	Amount of Shares
Beth Fields	5,000,000
Brian Kistler	2,500,000
Paul H. Lich	250,000
Bruce DeLucenay	150,000
Amy I. Dolsen	500,000
Gerry Young	150,000
Kristy Bloom	150,000
Griffin T. Suelzer	250,000

RESOLVED, that the board of directors determines that the fair value of services rendered for this corporation in monetary terms is $.10 per share. The President is instructed to take the steps necessary to have the share certificates issued to each of the persons in accordance with the above terms upon completion of services rendered to the corporation.

RESOLVED, that the officer of this corporation is directed to execute documents and take other actions necessary to issue the shares listed above.

RESOLVED, that the officers of this Corporation be, and they hereby are, acting jointly or singly, authorized and directed to take such actions and to make, execute, deliver and file on behalf of this Corporation, such corporate papers, certificates, instruments and other documents as may be necessary or desirable to carry out the intent and purposes of the foregoing resolutions; and it is hereby further

RESOLVED, that this Resolution may be executed in counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

Approved as of July 25, 2007

DIRECTORS:

Gregory K. Fields, Director

Resolutions of Board of Directors

The undersigned, constituting the Shareholders and all of the members of the Board of Directors of G.K. Fields and Associates, Inc, a corporation organized and existing under the laws of Indiana having its principal place of business at 6615 Brotherhood Way, Fort Wayne, Indiana, 46825 (the "Corporation"), by consent in writing pursuant to the General Corporation Law of the State of Indiana, do hereby consent to the following actions of the Corporation, all pursuant to the laws of the State of Indiana in lieu of a meeting:

RESOLVED, that shares are to be issued to all investors, listed below, in the total amount of (37,000) shares valued at .10 (ten cents) per share dated as of July 25, 2007;

Amy I. Dolsen	1000
Amy J. Aleshire	1000
Anita C. Fields	1000
Arthur J. Young	1000
Benjamin F. Arnold III	1000
Bruce W. DeLucenay	1000
Connie J. Kyes-Myland	1000
Cynthia Lynn Walter	1000
David V. Hill	1000
Deborah L. Sinacola	1000
Gerry Young	1000
Griffin Suelzer	1000
Janet A. Westendorf	1000
Jared Hochstedler	1000
Jerome J. Westendorf	1000
Jolene Hochstedler	1000
Katali's Inc.	1000
Kathryn G. Crager	1000
Kelly J. Henderson	1000
Kristy Bloom	1000
Lisa A. Sandstrom	1000
Marion K. Fields	1000
Michelle B. Hill	1000
Pamela S. Lich	1000
Paul H. Lich	1000
Peggy S. Henderson	2000
R. Edwin Gregson	1000
Randy Bloom	1000
Robert D. Sinacola	1000

Sandra K. Manter	1000
Sarah Suelzer	1000
Steven R. Manter	1000
Susan K. Benson	1000
Terry Auld	1000
Terry D. Aleshire	1000
Vicki Grayson	1000

RESOLVED, that the officers of this Corporation be, and they hereby are, acting jointly or singly, authorized and directed to take such actions and to make, execute, deliver and file on behalf of this Corporation, such corporate papers, certificates, instruments and other documents as may be necessary or desirable to carry out the intent and purposes of the foregoing resolutions; and it is hereby further

RESOLVED, that this Resolution may be executed in counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

Approved as of July 27, 2007

DIRECTORS:

Gregory K. Fields, Director

Resolutions of Board of Directors

The undersigned, constituting the Shareholders and all of the members of the Board of Directors of **G.K. Fields and Associates**, Inc, a corporation organized and existing under the laws of Indiana having its principal place of business at 6615 Brotherhood Way, Fort Wayne, Indiana, 46825 (the "Corporation"), by consent in writing pursuant to the General Corporation Law of the State of Indiana, do hereby consent to the following actions of the Corporation, all pursuant to the laws of the State of Indiana in lieu of a meeting:

RESOLVED, that the officers of this Corporation is hereby authorized to take the action necessary in order to increase the authorized shares of this corporation to 500,000,000

RESOLVED, that the officers of this Corporation be, and they hereby are, acting jointly or singly, authorized and directed to take such actions and to make, execute, deliver and file on behalf of this Corporation, such corporate papers, certificates, instruments and other documents as may be necessary or desirable to carry out the intent and purposes of the foregoing resolutions; and it is hereby further

RESOLVED, that this Resolution may be executed in counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

Approved as of June 26, 2007

DIRECTORS:

Gregory K. Fields,, Director

INDIANA SECRETARY OF STATE

RECEIPT

Receipt Number : 1682893

Payment Entry Number : 516905

INDIANA SECRETARY OF STATE
BUSINESS SERVICES DIVISION
302 West Washington Street, Room E018
Indianapolis, IN 46204
(317) 232-6576

ACTION INTERNATIONAL
918 PERRY WOODS COVE
FORT WAYNE, IN 46845

Receipt Date: 07/19/2007
Receipt Status: Closed

The following details your transaction(s) with the Secretary of State's Office :

Payment Submitted:

Payor	Payment Type	Reference	Comment	Amount
ACTION INTERNATIONAL	Check/ MO	1214		$30.00
			Total Amount :	$30.00

Transactions posted to this receipt:

Entity Name	Type of Filing	Amount
G.K. FIELDS & ASSOCIATES, INC.	For-Profit Domestic Corporation : Articles of Amendment	$30.00
	Total Amount :	$30.00

(2)(ii) By Laws

BY-LAWS
OF
G.K. FIELDS & ASSOCIATES, INC.

ARTICLE I
Meetings of Shareholders

Section 1.1. Annual Meetings. Annual meetings of the shareholders of the Corporation shall be held on the second Tuesday of March of each year, beginning in the year 2004, at such hour and at such place within or without the State of Indiana as shall be designated by the Board of Directors. In the absence of designation, the meeting shall be held on the date established hereby at the principal office of the Corporation at 11:00 a.m., local time. The Board of Directors may, by resolution, change the date or time of such annual meeting. If the day fixed for any annual meeting of shareholders shall fall on a legal holiday, then such annual meeting shall be held on the first following day that is not a legal holiday.

Section 1.2. Special Meetings. Special meetings of the shareholders of the Corporation may be called at any time by the Board of Directors or the Chairman of the Board and shall be called by the Board of Directors if the Secretary receives written, dated and signed demands for a special meeting, describing in reasonable detail the purpose or purposes for which it is to be held, from the holders of shares representing at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. If the Secretary receives one (1) or more proper written demands for a special meeting of shareholders, the Board of Directors may set a record date for determining shareholders entitled to make such demand. The Board of Directors or the Chairman of the Board, as the case may be, calling a special meeting of shareholders shall set the date, time and place of such meeting, which may be held within or without the State of Indiana.

Section 1.3. Notices. A written notice, stating the date, time and place of any meeting of the shareholders, and in the case of a special meeting the purpose or purposes for which such meeting is called, shall be delivered or mailed by the Secretary of the Corporation, to each shareholder of record of the Corporation entitled to notice of or to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. In the event of a special meeting of shareholders required to be called as the result of a demand therefor made by shareholders, such notice shall be given no later than the sixtieth (60th) day after the Corporation's receipt of the demand requiring the meeting to be called. Notice of shareholders' meetings, if mailed, shall be mailed, postage prepaid, to each shareholder at his or her address shown in the Corporation's current record of shareholders.

A shareholder or his or her proxy may at any time waive notice of a meeting if the waiver is in writing and is delivered to the Corporation for inclusion in the minutes or filing with the Corporation's records. A shareholder's attendance at a meeting, whether in person or by proxy, (a) waives objection to lack of notice or defective notice of the meeting, unless the shareholder or his or her proxy at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (b) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder or his or her proxy objects to considering the matter when it is presented. Each shareholder who has in the manner above provided waived notice or objection to notice of a shareholders' meeting shall be conclusively presumed to have been given due notice of such meeting, including the purpose or purposes thereof.

If an annual or special shareholders' meeting is adjourned to a different date, time or place, notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before adjournment, unless a new record date is or must be established for the adjourned meeting.

<u>Section 1.4</u>. <u>Voting</u>. Except as otherwise provided by the Indiana Business Corporation Law or the Corporation's Articles of Incorporation, each share of the capital stock of any class of the Corporation that is outstanding at the record date established for any annual or special meeting of shareholders and is outstanding at the time of and represented in person or by proxy at the annual or special meeting, shall entitle the record holder thereof, or his or her proxy, to one (1) vote on each matter voted on at the meeting.

<u>Section 1.5</u>. <u>Quorum</u>. Unless the Corporation's Articles of Incorporation or the Indiana Business Corporation Law provide otherwise, at all meetings of shareholders a majority of the votes entitled to be cast on a matter, represented in person or by proxy, constitutes a quorum for action on the matter. Action may be taken at a shareholders' meeting only on matters with respect to which a quorum exists; provided, however, that any meeting of shareholders, including annual and special meetings and any adjournments thereof, may be adjourned to a later date although less than a quorum is present. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

<u>Section 1.6</u>. <u>Vote Required to Take Action</u>. If a quorum exists as to a matter to be considered at a meeting of shareholders, action on such matter (other than the election of Directors) is approved if the votes properly cast favoring the action exceed the votes properly cast opposing the action, except as the Corporation's Articles of Incorporation or the Indiana Business Corporation Law require a greater number of affirmative votes. Directors shall be elected by a plurality of the votes properly cast.

<u>Section 1.7</u>. <u>Record Date</u>. Only those persons shall be entitled to notice of or to vote, in person or by proxy, at any shareholders' meeting who appear as shareholders upon the books of the Corporation as of the record date for such meeting set by the Board of Directors, which date may not be earlier than the date seventy (70) days immediately preceding the meeting. In the absence of such determination, the record date shall be the thirtieth (30th) day immediately preceding the date of such meeting. Unless otherwise provided by the Board of Directors, shareholders shall be determined as of the close of business on the record date.

<u>Section 1.8</u>. <u>Proxies</u>. A shareholder may vote his or her shares either in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for the shareholder (including authorizing the proxy to receive, or to waive, notice of any shareholders' meetings within the effective period of such proxy) by signing an appointment form, either personally or by the shareholder's attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes and is effective for eleven (11) months unless a shorter or longer period is expressly provided in the appointment form. The proxy's authority may be limited to a particular meeting or may be general and authorize the proxy to represent the shareholder at any meeting of shareholders held within the time provided in the appointment form. Subject to the Indiana Business Corporation Law and to any express limitation on the proxy's authority appearing on the face of the appointment form, the Corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

Section 1.9. Removal of Directors. Any one or more of the members of the Board of Directors may be removed, with or without cause, only at a meeting of the shareholders called expressly for that purpose, by a vote of the holders of shares representing a majority of the votes then entitled to be cast at an election of Directors.

Section 1.10. Written Consents. Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one (1) or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. Action taken under this Section 1.10 is effective when the last shareholder signs the consent, unless the consent specifies a different prior or subsequent effective date, in which case the action is effective on or as of the specified date. Such consent shall have the same effect as a unanimous vote of all shareholders and may be described as such in any document.

Section 1.11. Participation by Conference Telephone. The President may authorize any or all shareholders to participate in any shareholders' meeting by, or through the use of, any means of communication, such as conference telephone, by which all shareholders participating may simultaneously hear each other during the meeting. Any shareholder participating in a meeting by such means is deemed to be present in person for all purposes at the meeting.

ARTICLE II
Directors

Section 2.1. Number and Term. The business and affairs of the Corporation shall be managed under the direction of a Board of Directors. The number of Directors comprising the Board of Directors is one (1).

Each Director shall be elected for a term of office to expire at the annual meeting of shareholders next following his or her election. Despite the expiration of a Director's term, the Director shall continue to serve until his or her successor is elected and qualified, or until the earlier of his or her death, resignation, disqualification or removal, or until there is a decrease in the number of Directors by action of the Board of Directors. Any vacancy occurring in the Board of Directors, from whatever cause arising, shall be filled by selection of a successor by a majority vote of the remaining members of the Board of Directors (although less than a quorum); provided, however, that if such vacancy or vacancies leave the Board of Directors with no members or if the remaining members of the Board are unable to agree upon a successor or determine not to select a successor, such vacancy may be filled by a vote of the shareholders at a special meeting called for that purpose or at the next annual meeting of shareholders. The term of a Director elected or selected to fill a vacancy shall expire at the end of the term for which such Director's predecessor was elected.

The Directors and each of them shall have no authority to bind the Corporation except when acting as a Board.

Section 2.2. Quorum and Vote Required to Take Action. A majority of the whole Board of Directors shall be necessary to constitute a quorum for the transaction of any business, except the filling of vacancies. If a quorum is present when a vote is taken, the affirmative vote of a majority of the Directors present shall be the act of the Board of Directors, unless the act of a greater number is required by the Indiana Business Corporation Law, the Corporation's Articles of Incorporation or these By-Laws.

Section 2.3. Annual and Regular Meetings. The Board of Directors shall meet annually, without notice, immediately following the annual meeting of the shareholders, for the purpose of transacting such business as properly may come before the meeting. Other regular meetings of the Board of Directors, in addition to said annual meeting, shall be held on such dates, at such times and at such places as shall be fixed by resolution adopted by the Board of Directors and specified in a notice of each such regular meeting, or otherwise communicated to the Directors. The Board of Directors may at any time alter the date for the next regular meeting of the Board of Directors.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be called by any member of the Board of Directors upon not less than twenty-four (24) hours' notice given to each Director of the date, time and place of the meeting, which notice need not specify the purpose or purposes of the special meeting. Such notice may be communicated in person (either in writing or orally), by telephone, telegraph, teletype or other form of wire or wireless communication, or by mail, and shall be effective at the earlier of the time of its receipt or, if mailed, five (5) days after its mailing. Notice of any meeting of the Board may be waived in writing at any time if the waiver is signed by the Director entitled to the notice and is filed with the minutes or corporate records. A Director's attendance at or participation in a meeting waives any required notice to the Director of the meeting, unless the Director at the beginning of the meeting (or promptly upon the Director's arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 2.5. Written Consents. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if the action is taken by all members of the Board. The action must be evidenced by one (1) or more written consents describing the action taken, signed by each Director, and included in the minutes or filed with the corporate records reflecting the action taken. Action taken under this Section 2.5 is effective when the last Director signs the consent, unless the consent specifies a different prior or subsequent effective date, in which cases the action is effective on or as of the specified date. A consent signed under this Section 2.5 shall have the same effect as a unanimous vote of all members of the Board and may be described as such in any document.

Section 2.6. Participation by Conference Telephone. The Board of Directors may permit any or all Directors to participate in a regular or special meeting by, or through the use of, any means of communication, such as conference telephone, by which all Directors participating may simultaneously hear each other during the meeting. A Director participating in a meeting by such means shall be deemed to be present in person at the meeting.

__Section 2.7. Committees.__ (a) The Board of Directors may create one (1) or more committees and appoint members of the Board of Directors to serve on them, by resolution of the Board of Directors adopted by a majority of all the Directors in office when the resolution is adopted. Each committee may have one (1) or more members, and all the members of a committee shall serve at the pleasure of the Board of Directors.

(b) To the extent specified by the Board of Directors in the resolution creating a committee, each committee may exercise all of the authority of the Board of Directors; provided, however, that a committee may not:

(1) authorize dividends or other distributions, except a committee (or an executive officer of the Corporation designated by the Board of Directors) may authorize or approve a reacquisition of shares or other distribution if done according to a formula or method, or within a range, prescribed by the Board of Directors;

(2) approve or propose to shareholders action that is required to be approved by shareholders;

(3) fill vacancies on the Board of Directors or on any of its committees;

(4) except to the extent permitted by subdivision (7), amend the Corporation's Articles of Incorporation under IC 23-1-38-2;

(5) adopt, amend, repeal, or waive provisions of these By-Laws;

(6) approve a plan of merger not requiring shareholder approval; or

(7) authorize or approve the issuance or sale or a contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except the Board of Directors may authorize a committee (or an executive officer of the Corporation designated by the Board of Directors) to take action described in this subdivision within limits prescribed by the Board of Directors.

(c) Except to the extent inconsistent with the resolutions creating a committee, Sections 2.1 through 2.6 of these By-Laws, which govern meetings, action without meetings, notice and waiver of notice, quorum and voting requirements and telephone participation in meetings of the Board of Directors, apply to each committee and its members as well.

__Section 2.8. Compensation.__ The Board of Directors may fix the compensation of Directors.

ARTICLE III
Officers

Section 3.1. Designation, Selection and Terms. The officers of the Corporation shall consist of the President, the Secretary and the Treasurer. The Board of Directors may also elect such Vice Presidents, Assistant Secretaries, Assistant Treasurers, and other officers or assistant officers as it may from time to time determine by resolution creating the office and defining the duties thereof. In addition, the President may, by a certificate of appointment creating the office and defining the duties thereof delivered to the Secretary for inclusion with the corporate records, from time to time create and appoint such assistant officers as the President deems desirable. The officers of the Corporation shall be elected by the Board of Directors (or in the case of assistant officers appointed by the President as provided above) and need not be selected from among the members of the Board of Directors. Any two (2) or more offices may be held by the same person. All officers shall serve at the pleasure of the Board of Directors and, with respect to the assistant officers appointed by the President, also at the pleasure of such officer. The election or appointment of an officer does not itself create contract rights.

Section 3.2. Removal. The Board of Directors may remove any officer at any time with or without cause. An assistant officer appointed by the President may also be removed at any time, with or without cause, by such officer. Vacancies in such offices, however occurring, may be filled by the Board of Directors at any meeting of the Board of Directors (or by appointment by the President, to the extent provided in Section 3.1 of these By-Laws).

Section 3.3. President. The President shall exercise the powers and perform the duties which ordinarily appertain to that office and shall manage and operate the business and affairs of the Corporation in conformity with the policies established by the Board of Directors, or as may be provided for in these By-Laws.

Section 3.4. Vice Presidents. Each Vice President, if any, shall have such powers and perform such duties as the Board of Directors may, from time to time, prescribe and as the President may, from time to time, delegate to him or her.

Section 3.5. Treasurer. The Treasurer shall perform all of the duties customary to that office, including the duty of supervising the keeping of the records of the receipts and disbursements of the Corporation. The Treasurer shall submit to the Board of Directors at such times as the Board may require full statements showing in detail the financial condition and affairs of the Corporation.

Section 3.6. Assistant Treasurer. In the absence or inability of the Treasurer, the Assistant Treasurer, if any, shall perform only such duties as are specifically assigned to him or her, in writing, by the Board of Directors, the President, or the Treasurer.

Section 3.7. Secretary. The Secretary shall be the custodian of the books, papers and records of the Corporation and of its corporate seal, if any, and shall be responsible for seeing that the Corporation maintains the records required by the Indiana Business Corporation Law (other than accounting records) and that the Corporation files with the Indiana Secretary of State the annual report required by the Indiana Business Corporation Law. The Secretary shall be responsible for preparing minutes of the meetings of the shareholders and of the Board of Directors and for authenticating records of the Corporation, and shall perform all of the other duties usual in the office of Secretary of a corporation.

Section 3.8. Assistant Secretary. In the absence or inability of the Secretary, the Assistant Secretary, if any, shall perform only such duties as are provided herein or specifically assigned to him or her, in writing, by the Board of Directors, the President or the Secretary.

Section 3.9. Salary. The Board of Directors may, at its discretion, from time to time, fix the salary of any officer by resolution included in the minute book of the Corporation.

ARTICLE IV
Checks

All checks, drafts or other orders for payment of money shall be signed in the name of the Corporation by such officers or persons as shall be designated from time to time by resolution adopted by the Board of Directors and included in the minute book of the Corporation; and in the absence of such designation, such checks, drafts or other orders for payment shall be signed by either the President or the Treasurer.

ARTICLE V
Loans

Such of the officers of the Corporation as shall be designated from time to time by any resolution adopted by the Board of Directors and included in the minute book, and in the absence of any such designation, the President of the Corporation shall have the power, with such limitations thereon as may be fixed by the Board of Directors, to borrow money in the Corporation's behalf, to establish credit, to discount bills and papers, to pledge collateral and to execute such notes, bonds, debentures or other evidences of indebtedness, and such mortgages, trust indentures and other instruments in connection therewith, as may be authorized from time to time by such Board of Directors.

ARTICLE VI
Execution of Documents

The President may, in the Corporation's name, sign all deeds, leases, contracts or similar documents that may be authorized by the Board of Directors unless otherwise directed by the Board of Directors or otherwise provided herein or in the Corporation's Articles of Incorporation, or as otherwise required by law.

ARTICLE VII
Stock

<u>Section 7.1</u>. <u>Execution</u>. Certificates for shares of the capital stock of the Corporation shall be signed by the President and the Secretary and the seal of the Corporation (or a facsimile thereof), if any, may be thereto affixed. Where any such certificate is also signed by a transfer agent or a registrar, or both, the signatures of the officers of the Corporation may be facsimiles. The Corporation may issue and deliver any such certificate notwithstanding that any such officer who shall have signed, or whose facsimile signature shall have been imprinted on, such certificate shall have ceased to be such officer.

<u>Section 7.2</u>. <u>Contents</u>. Each certificate shall state on its face the name of the Corporation and that it is organized under the laws of the State of Indiana, the name of the person to whom it is issued, the number and class of shares that the certificate represents and such other information as may be required from time to time by resolution of the Board of Directors.

<u>Section 7.3</u>. <u>Transfers</u>. Except as otherwise provided by law or by resolution of the Board of Directors, transfers of shares of the capital stock of the Corporation shall be made only on the books of the Corporation by the holder thereof in person or by duly authorized attorney, on payment of all taxes thereon and surrender for cancellation of the certificate or certificates for such shares (except as hereinafter provided in the case of loss, destruction or mutilation of certificates) properly endorsed by the holder thereof or accompanied by the proper evidence of succession, assignment or authority to transfer, and delivered to the Secretary or an Assistant Secretary, if any.

<u>Section 7.4</u>. <u>Stock Transfer Records</u>. There shall be entered upon the stock records of the Corporation the number of each certificate issued, the name and address of the registered holder of such certificate, the number, kind and class of shares represented by such certificate, the date of issue, whether the shares are originally issued or transferred, the registered holder from whom transferred and such other information as is commonly required to be shown by such records. The stock records of the Corporation shall be kept at its principal office.

<u>Section 7.5</u>. <u>Loss, Destruction or Mutilation of Certificates</u>. The holder of any of the capital stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board of Directors may, in its discretion, cause to be issued to him a new certificate or certificates of stock, upon the surrender of the mutilated certificate, or, in the case of loss or destruction, upon satisfactory proof of such loss or destruction. The Board of Directors may, in its discretion, require the holder of the lost or destroyed certificate or his or her legal representative to give the Corporation a bond in such sum and in such form, and with such surety or sureties as it may direct, to indemnify the Corporation, its transfer agents and registrars, if any, against any claim that may be made against them or any of them with respect to the capital stock represented by the certificate or certificates alleged to have been lost or destroyed, but the Board of Directors may, in its discretion, refuse to issue a new certificate or certificates, save upon the order of a court having jurisdiction in such matters.

<u>Section 7.6</u>. <u>Form of Certificates</u>. The form of the certificates for shares of the capital stock of the Corporation shall conform to the requirements of Section 7.2 of these By-Laws and be in such printed form as shall from time to time be approved by resolution of the Board of Directors.

ARTICLE VIII

Seal

The corporate seal of the Corporation shall, if the Corporation elects to have one, be in the form of a disc, with the name of the Corporation and "INDIANA" on the periphery thereof and the word "SEAL" in the center.

ARTICLE IX
Miscellaneous

Section 9.1. Indiana Business Corporation Law. The provisions of the Indiana Business Corporation Law, as amended, applicable to all matters relevant to, but not specifically covered by, these By-Laws are hereby, by reference, incorporated in and made a part of these By-Laws.

Section 9.2. Fiscal Year. The fiscal year of the Corporation shall end on the thirty-first (31st) day of December of each year.

Section 9.3. Amendments. These By-Laws may be rescinded, changed or amended, and provisions hereof may be waived, at any meeting of the Board of Directors by the affirmative vote of a majority of the entire number of Directors at the time, except as otherwise required by the Corporation's Articles of Incorporation or by the Indiana Business Corporation Law.

Section 9.4. Definition of Articles of Incorporation. The term "Articles of Incorporation" as used in these By-Laws means the Articles of Incorporation, the Amended or Restated Articles of Incorporation of the Corporation as from time to time are in effect.

U:\Forms\Incorporation\bylaws.profit.wpd

(4) Subscription Agreement (Blank)

SUBSCRIPTION AGREEMENT
FOR

G.K.Fields & Associates,Inc.

Regulation D Rule 504, Offering Shares ($.10 per Share)

Persons interested in purchasing shares of G.K. Fields & Associates, Inc., (the "Company") must complete and return this Subscription Agreement along with their check or money order to:

G.K.Fields & Associates, Inc.
6615 Brotherhood Way
Fort Wayne, Indiana 46825
260-637-2565

Subject only to acceptance hereof by the Company in its discretion, the undersigned (the "Purchaser") hereby subscribes for the number of shares and at the aggregate subscription price set forth below.

An accepted copy of this Agreement will be returned to the Subscriber as a receipt, and the physical stock certificates shall be delivered to each Subscriber within sixty (60) days of the date the Subscription Agreement is accepted by the Issuer.

By execution below, the undersigned acknowledges that the Company is relying upon the accuracy and completeness of the representations contained herein in complying with its obligations under applicable securities laws.

1. Subscription.

1.1 The Purchaser, intending to be legally bound hereby, hereby tenders this subscription for the purchase of _______________ shares ("Shares") of the common stock ("Common Stock") of **G.K. Fields & Associates, Inc.**, an Indiana corporation (the "Company"), at a price of $.10 per Share on the terms and conditions set forth below.

1.2 A check or other form of payment payable to **G.K. Fields & Associates, Inc.**, in the amount of $_________________ is delivered herewith together with completed copies of all applicable Subscription Documents.

1.3 THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAW OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND

ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE ARE SPECULATIVE SECURITIES.

1.4 The Purchaser acknowledges that the Company is a start-up, development stage company with no operating history or revenues, and there can be no assurances that the Company will ever develop operations. The Purchaser acknowledges that an investment in the Shares is extremely speculative and that there is a substantial likelihood that the investor will lose his or her entire investment. The purchase of the Company stock involves a high degree of risk and should be considered only by persons who can reasonably afford a loss of their investment.

1.5 The Company has nominal cash assets. The business contemplated by the Company will require project financings in addition to the proceeds from the sale of the Securities. There can be no assurances that such additional project financings will be obtained on terms favorable to the Company or at all, or that the transactions contemplated by these agreements will ever result in revenues to the Company. The Purchaser acknowledged that, even upon the purchase of the Securities, there can be no assurances that the Company will be able to accomplish any of its goals. The Purchaser assumes all the obligations and risks of investigating and conducting due diligence on the matters described concerning the Company.

1.6 The Company intends to use the net proceeds from the sale of the Securities, after deduction for miscellaneous costs related to the sale of the Securities, as working capital to accomplish its objectives. There can be no assurances that the Company will be able to accomplish any of its objectives.

1.7 Purchaser expressly covenants and agrees that it will reasonably regard and preserve as confidential any and all information, including but not limited to trade secrets, marketing and sales information, pertaining to the Company's business, including, but not limited to the information contained in the Company's business plan (if available) and such other information relating thereto which may be provided, directly or indirectly, to the Purchaser ("Confidential Information"). Purchaser further covenants that it shall not, without the written authority of the Company, use for Purchaser's own benefit or purposes or disclose to others, at any time, any such Confidential Information. In the event that Purchaser shall not purchase the Securities on the terms and conditions described in this Subscription Agreement, or upon request of the Company, Purchaser shall return to the

Company all written information provided to Purchaser by or regarding Company, and shall not retain any copies or record (electronic or otherwise) thereof.

1.8 The Company has arbitrarily determined the offering price per share. Among the factors considered were estimates made by the principals as to the future prospects of the Company and its operations, expenses and potential revenues. Such estimates were prepared by the principals based upon projections. There can be no assurances the projections prepared by the Company will be achieved.

1.9 The Company has not undertaken, and will have no obligation, to register any of the Shares under the 1933 Act.

2. Representations and Warranties.

The Purchaser hereby represents and warrants to the Company as follows:

2.1 The principal amount of the securities subscribed for by the Purchaser does not exceed ten percent (10%) of the Purchaser's net worth.

2.2 The Purchaser has either a pre-existing personal or business relationship with the Company and its officers, directors and controlling persons or by reason of his business or financial expertise has the capacity to protect his own interest in connection with this transaction.

2.3 The Purchaser is acquiring the securities solely for the Purchasers own account for investment purposes as a principal and not with a view to resale or distribution of all or any part thereof. The Purchaser is aware that there are legal and practical limits on the Purchaser's ability to sell or dispose of the securities, and, therefore, that the Purchaser must bear the economic risk of the investment for an indefinite period of time.

2.4 The Purchaser has reached the age of majority (if an individual) according to the laws of the state in which they reside and has adequate means of providing for the Purchaser's current needs and possible personal contingencies and has need for only limited liquidity of this investment, The Purchaser's commitment to liquid investments is reasonable in relation to the Purchaser's net worth.

2.5 The Purchaser understands that the securities are being offered and sold in reliance on specific exemptions from the registration requirements of federal and state law and that the representations, warranties, agreements. Acknowledgments and understandings set forth herein are required in order to determine the applicability of such exemptions and the suitability of the Purchaser to acquire such securities.

2.6 The Purchaser is not relying on the Company with respect to the tax and other economic considerations relating to this investment. In regard to such considerations, the Purchaser has relied on the advice of, or has consulted with, his or her own personal tax, investment or other advisors.

2.7 The Purchaser, if executing this Subscription Agreement in a representative or fiduciary capacity, has full power and authority to execute and deliver this Subscription Agreement and each other document included as an exhibit to this Subscription Agreement for which a signature is required in such capacity and on behalf of the subscribing individual, partnership, trust, estate, corporation or other entity for whom or which the Purchaser is executing this Subscription Agreement.

2.8 If the Purchaser is a corporation, the Purchaser is duly and validly organized, validly existing and in good tax and corporate standing as a corporation under the laws of the jurisdiction of its incorporation with full power and authority to purchase the securities to be purchased by it and to execute and deliver this Subscription Agreement.

2.9 If the Purchaser is a partnership, the representations, warranties, agreements and understandings set forth above are true with respect to all partners in the Purchaser (and if any such partner is itself a partnership, all persons holding an interest in such partnership, directly or indirectly, including through one or more partnerships), and the person executing this Subscription Agreement has made due inquiry to determine the truthfulness of the representations and warranties made hereby.

2.10 Within five (5) days after receipt of a request from the Company, the Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

2.11 The Purchaser has been granted the opportunity to conduct a full and fair examination of the records, documents and files of the Company, to ask questions of and receive answers from representatives of the Company, its officers, directors, employees and agents concerning the terms and conditions of this offering, the Company and its business and prospects, and to obtain any additional information which the Purchaser deems necessary to verify the accuracy of any information received.

2.12 The securities were not offered to the Purchaser through an advertisement in printed media of general and regular circulation, radio or television.

2.13 The Purchaser has relied completely on the advice of, or has consulted with, his own personal tax, investment, legal or other advisors and has not relied on the Company or any of its affiliates, officers, directors, attorneys, accountants or any affiliates of any thereof and each other person, if any, who controls any thereof, within the meaning of Section 15 of the Securities Act, except to the extent such advisors shall be deemed to be as such.

2.19 The Purchaser has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the securities. The Purchaser acknowledges that the securities are speculative and involve a high degree of risk, including the potential loss of the Purchaser's investment herein and the Purchaser has taken cognizance of and understands the risk factors related to the purchase of the securities.

3. Acknowledgments.

The Purchaser is aware that:

3.1 The Purchaser recognizes that investment in the Company involves certain risks, including the potential loss by the Purchaser of interest on their investment herein, and the Purchaser has taken full cognizance of and understands all of the risk factors related to the purchase of the securities. The Purchaser recognizes that the information set forth in this Subscription Agreement does not purport to contain all the information, which would be contained in a registration statement under the Securities Act.

3.2 No federal or state agency has passed upon the securities or made any finding or determination as to the fairness of this transaction.

3.3 The securities and any component thereof have not been registered under the Securities Act or any applicable state securities laws by reason of exemptions from the registration requirements of the Securities Act and such laws, and may not be sold, pledged, assigned or otherwise disposed of in the absence of an effective registration statement for the securities and any component thereof under the Securities Act or unless an exemption from such registration is available.

3.4 There currently is no market for the Company's securities. There can be no assurances that a market for the Company's securities will ever develop or if developed, be sustained in the future. Consequently, the Purchaser may never be able to liquidate the Purchaser's investment and the Purchaser may bear the economic risk of the Purchaser's investment for an indefinite period of time.

3.5 The certificates for the securities will bear the following legend to the effect that:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD,

TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF A CURRENT AND EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT WITH RESPECT TO SUCH SHARES, OR AN OPINION SATISFACTORY TO THE ISSUER AND ITS COUNSEL TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

3.6 The Company may refuse to register any transfer of the securities not made in accordance with the Securities Act and the rules and regulations promulgated thereunder.

4. Acceptance of Subscription.

The Purchaser hereby confirms that the Company has full right in its sole discretion to accept or reject the subscription of the Purchaser, provided that if the Company decides to reject such subscription, the Company must do so promptly and in writing. In the case of rejection, any cash payments and copies of all executed Subscription Documents will be promptly returned (without interest or deduction in the case of cash payments).

5. Indemnification.

The Purchaser agrees to indemnify and hold harmless the Company as well as the affiliates, officers, directors, partners, attorneys, accountants and affiliates if any thereof and each other person, if any, who controls any thereof, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any allegedly false representation or warranty or breach of or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any other document furnished by the Purchaser to any of the foregoing in connection with this transaction.

6. Irrevocability

The Purchaser hereby acknowledges and agrees, subject to the provisions of any applicable state securities laws providing for the refund of subscription amounts submitted by the Purchaser, if applicable, that the subscription hereunder is irrevocable and that the Purchaser is not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement shall survive the death or disability of the Purchaser and shall be binding upon and inure to the benefit of the Purchaser, and the Purchasers respective heirs, executors, administrators., successors, legal representatives and assigns. If the Purchaser is more than one person, the obligations of the Purchaser hereunder shall be joint and several, and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and each such person's heirs, executors, administrators, successors, legal representatives and assigns.

7. Modification.

Neither this Subscription Agreement nor any provisions hereof shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge or termination is sought.

8. Notices.

Any notice, demand or other communication which any party hereto may be required or may elect to give anyone interested hereunder shall be sufficiently given if. (a) deposited, postage prepaid, in a United States mail box, stamped registered or certified mail, return receipt requested, and addressed, in the case of the Company, to the address given in the preamble hereof, and, if to the Purchaser, to the address set forth hereinafter; or (b) delivered personally at such address.

9. Counterparts.

This Subscription Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute an agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

10. Entire Agreement.

This Subscription Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and there are no representations, warranties, covenants or other agreements except as stated or referred to herein.

11. Severability.

Each provision of this Subscription Agreement is intended to be severable from every other provision and the invalidity or illegality of the remainder hereof.

12. Transferability; Assignability.

This Subscription Agreement is not transferable or assignable by the Purchaser.

13. Applicable Law and Forum.

This Subscription Agreement and all rights hereunder shall be governed by, and interpreted in accordance with the laws of the State of Nevada. The federal and state courts of the State of Nevada shall have sole and exclusive jurisdiction over any dispute arising from this Offering and this Subscription Agreement.

14. Subscription Information.

14.1 Minimum Subscription - There is no minimum subscription amount, although the Issuer reserves the right to reject any subscription. In connection with this subscription the undersigned hereby subscribes to the number of Shares shown in paragraph 1. **Proceeds from this Offering will be used immediately following subscription.**

14.2 Limitations in Certain States - Depending on the state of residence of a Subscriber, there may be certain investor suitability qualifications and numerical limitations imposed on the Company in order to qualify the offering as exempt from securities registration within such state(s). All Subscriptions shall be subject to all such applicable state securities laws and regulations.

IN WITNESS WHEREOF, the undersigned Purchaser does represent and certify under penalty of perjury that the foregoing statements are true and correct and that he has (they have) by the following signature(s) executed this Subscription Agreement this ______________ day of ____________________ 2007.

Name of Purchaser: ____________________________________

Please print above the exact name(s) in which the Shares are to be held.

Signature of Purchaser ____________________________________

Name of Co-Purchaser (if any) ____________________________________

Signature of Co-Purchaser (if any) ____________________________________

(Signature Pages Follow)

INDIVIDUAL

	Address to which Correspondence Should be Directed
______________________________ Signature (Individual)	______________________________ Name
	______________________________ Street Address
______________________________ Signature (All record holders should sign)	______________________________ City, State and Zip Code
______________________________ Name(s) Typed or Printed	______________________________ Tax Identification or Social Security Number
	______________________________ Telephone Number

CORPORATION, PARTNERSHIP, TRUST, OR OTHER ENTITY

	Address to which Correspondence Should be Directed
______________________________ Name of Entity	______________________________ Street Address
By: ______________________________ * Signature	______________________________ City, State and Zip Code
Its: ______________________________ Title	______________________________ Tax Identification or Social Security Number
______________________________ Name Typed or Printed	(______)______________________ Telephone Number

*If Shares are being subscribed for by a corporation, partnership, trust or other entity, the Certificate of Signatory on the following page must also be completed.

CERTIFICATE OF SIGNATORY

To be completed if Shares are being subscribed for by an entity.

I, ____, am the President of ____ (the "Entity").

I certify that I am empowered and duly authorized by the Entity to execute and carry out the terms of the Subscription Agreement and Letter of Investment Intent and to purchase and hold the Shares, and certify that the Subscription Agreement and Letter of Investment Intent has been duly and validly executed on behalf of the Entity and constitutes a legal and binding obligation of the Entity.

IN WITNESS WHEREOF, I have hereto set my hand this ______ day of ________________________, 2007.

____

ACCEPTANCE

This Subscription Agreement is accepted as of ______________________________, 2007.

G.K. Fields & Associates, Inc.,
an Indiana corporation

By: ___________________________________
Gregory K. Fields, President

(6) Material Contracts

(6)(i) ActionCOACH Franchise Agreement

(6)(ii) Existing Action Mentoring Contracts

(6)(i) ActionCOACH Franchise Agreement

ActionCOACH
business coaching

THE PRACTICE

BUSINESS COACH FRANCHISE AGREEMENT

Greg Fields – Early Renewal
Executed September, 2007

BUSINESS COACH FRANCHISE AGREEMENT

Table of Contents

THE PRACTICE

BUSINESS COACH FRANCHISE AGREEMENT

THIS AGREEMENT is entered into effective as of 9.26.07 between Oaktree Business Services of Ohio, LLC ("Master Licensee") and Greg Fields ("You").

RECITALS

A. Master Licensee has been granted the right by ActionCOACH USA, Inc., a Nevada corporation ("Franchisor"), to sublicense the Marks, the System, and the Confidential Information (each as defined below) within the area designated in Attachment 1 to this Agreement (the "Territory").

B. Franchisor's affiliate, ActionCOACH Limited ("ACL") has developed and owns the Marks, the System, and the Confidential Information; and

C. ACL has granted ActionCOACH (Licensing) Limited ("Licensor") the exclusive right to license and authorize the sublicensing of the Marks, the System, and the Confidential Information within the U.S.A; and

D. Licensor has granted Franchisor the exclusive right to sublicense the Marks, the System, and the Confidential Information within the U.S.A.; and

E. You wish to obtain the right to operate an ActionCOACH business coaching and mentoring business in the Territory.

The parties agree as follows:

DEFINITIONS

"Business" means the ActionCOACH business coaching and mentoring business that you are franchised to operate under this Agreement.

"Business Coach" means the person providing Coaching Services pursuant to this Agreement.

"Client" means a small business owner or other customer who agrees to purchase Coaching Services from the Business.

"Coaching Services" means the business coaching and mentoring services, training modules, business plan drafting assistance, and other services authorized by Franchisor from time to time for delivery to Clients.

"Confidential Information" has the meaning defined in Section 14 of this Agreement.

"Gross Revenues" means the total receipts derived from services performed and products sold by or in connection with the Business. Any property or services received from Clients in exchange for Coaching Services will be included in Gross Revenues at their fair market value at the time received. Gross Revenues also include any proceeds you may receive from business interruption insurance. Gross Revenues do not include sales taxes or other taxes that you collect from Clients and pay directly to the appropriate governmental authorities.

"Manuals" means the operations manuals, policy statements, directives, and other written instructions issued by Franchisor with respect to the System, including, without limitation, information and materials posted in the "Members" area of the ActionCOACH website. Part or all of the Manuals may be issued in electronic form. Franchisor may amend the Manuals from time to time.

"Marks" means the marks listed in Attachment 1 and such other registered and unregistered trade names, trademarks, service marks, logos, commercial symbols, Internet domain names, web site identifiers, designs, color schemes, and trade dress as Franchisor may designate from time to time for use with the System.

"Multi-Area Marketing Programs" means Licensor's and Franchisor's Internet, television, electronic, co-branding, alliance, affinity, and other marketing programs, policies; and strategies.

"Nominated Business Coach" means the specific individual who is authorized by Master Licensee to provide the Coaching Services to Clients on behalf of the Business. Only one person may be the Nominated Business Coach at any given time. You must personally serve as the Nominated Business Coach for the first year of operation, unless Master Licensee agrees to shorten this period. Thereafter, you may appoint another individual to serve as Nominated Business Coach, as long as that individual: (i) has been approved by Master Licensee and trained by Franchisor; (ii) has signed a Nominated Business Coach Agreement with you; and (iii) has direct responsibility for all operations of the Business and the authority to bind you in any dealings with Master Licensee or Franchisor.

"System" means the business methods, specifications, procedures, and accumulated trial and error developed by Licensor, and to be developed by Licensor, for the operation and management of an ActionCOACH business coaching and mentoring business.

SECTION 1 – RIGHTS GRANTED

1.1 Master Licensee grants you the right, and you undertake the obligation, to:

A. Operate the Business upon the terms and conditions of this Agreement, on a non-exclusive basis in the Territory; and

B. Use the Marks and the System in the operation of the Business.

1.2 This Agreement does not include: the right to sell products to any vendor who would in turn sell to consumers; the right to sell any product except through the Business; or the right to perform any Coaching Services other than through the Business.

1.3 You may not grant a subfranchise or otherwise sublicense any of your rights under this Agreement.

SECTION 2 - TERM AND RENEWAL OPTIONS

2.1 The term of this Agreement commences on the date of its execution by Master Licensee. Unless sooner terminated under Section 16, this Agreement will expire seven (7) years from the date of its execution by Master Licensee.

2.2 You will have the option to renew the right to operate the Business for successive periods of 7 years each. Master Licensee may refuse to renew your right to operate the Business if any of the following conditions have not been satisfied:

A. You must give Master Licensee written notice of your election to renew ("Renewal Notice") not more than 9 months, and not less than 6 months, before the current term expires. Master Licensee will respond to this notice with its approval or disapproval within 2 months thereafter.

B. You must be current in all payment obligations to Master Licensee and must remedy any breach of this Agreement specified by Master Licensee by written notice.

C. You must not have received more than 1 written notice of default from Master Licensee in the 24 months preceding delivery of the Renewal Notice.

D. You must have operated the Business and used the System substantially in accordance with this Agreement and the Manuals during the term then expiring.

E. You must execute a new Business Coach Franchise Agreement on the then current form designated by Franchisor, the terms of which may differ from this Agreement. Your failure to execute the updated Business Coach Franchise Agreement within 30 days after its delivery will be deemed an election not to renew.

G. You must execute a general release of all claims that you may have against Master Licensee, Franchisor, Licensor, and their respective officers, directors, shareholders, agents, and employees. This release must be in a form satisfactory to Master Licensee and Franchisor.

H. You must make expenditures as may be reasonably required to upgrade the Business and its signs, stock, forms and equipment so as to reflect the then-current image of the ActionCOACH concept.

I. You must pay Master Licensee the Renewal Fee specified in Attachment 1.

SECTION 3 - INITIAL FEES

3.1 You will pay Master Licensee the Franchise Fee specified in Attachment 1 upon signing this Agreement.

3.2 You will pay Master Licensee the Training Fee specified in Attachment 1 no later than 14 days before you or your Nominated Business Coach begin the ActionCOACH initial training program.

3.3 The Franchise Fee and Training Fee are non-refundable, in whole or in part, under any circumstances.

SECTION 4 – ONGOING FEES AND ROYALTIES

4.1 On or before the 1st day of each calendar month, you must pay Master Licensee a Royalty Fee as set forth on Attachment 1. No Royalty Fee is due for the month in which you complete the ActionCOACH initial training program or for the following two months.

4.2 On or before the 5th day of each calendar month, you must pay Master Licensee a Marketing and Advertising Fee as set forth on Attachment 1; provided however, that no Marketing and Advertising Fee is due with respect to Gross Revenues in the month in which you or your Nominated Business Coach, as applicable, complete the ActionCOACH initial training program or in the following month. Each Marketing and Advertising Fee payment must be accompanied by a statement of the preceding month's Gross Revenues on a form approved by Master Licensee.

4.3 Any amount due under this Agreement that is not paid on or before the due date will accrue interest daily at the rate specified in Attachment 1. Each failure to pay Royalty Fees, Marketing and Advertising Fees, or any other amount payable to Master Licensee when due is a material breach of this Agreement.

4.4 You will establish a separate bank account for the Business and use the method(s) specified from time to time by Master Licensee for the payment of Royalty Fees, Marketing and Advertising Fees, and all other fees and amounts owed. You will furnish Master Licensee and your bank with such authorizations as may be necessary to effect payment by the method required by Master Licensee.

SECTION 5 - ADVERTISING AND MARKETING

5.1 You will advertise and promote the Business at your own expense and in accordance with the Manuals. However, you may not publish or distribute any advertising or promotional material unless it has been approved in writing by Master Licensee, which approval will not be unreasonably withheld or unduly delayed. If Master Licensee objects to any advertising or promotional material that you are using, you must immediately stop using it. Advertising and promotional materials furnished by Master Licensee may be used only in the manner and during the period specified by Master Licensee. Master Licensee has the right to charge reasonable fees for any materials that Master Licensee provides.

5.2 You acknowledge that, unless otherwise specified by Franchisor in writing, one hundred percent (100%) of the Marketing and Advertising Fees will be sent by Master Licensee to Franchisor for its use in local, regional or national marketing and advertising. Franchisor will direct all marketing programs supported by Marketing and Advertising Fees, with final discretion over creative concepts, materials, and media used in the programs and their placement. Franchisor may use the fees for any activities that they believe would benefit ActionCOACH businesses generally, including, but not limited to national and international advertising, promotion, creative development, production of advertising and promotion, marketing research and development, public relations, Internet, and reasonable administrative expenses related to these efforts.

5.3 You must use the Marks in all advertising and promotion of the Business. You must, at your own cost, display signs at the Business location (unless you operate the Business from a home office) and at Master Licensee, Franchisor and Licensor events in accordance with the Manuals' specifications.

5.4 You acknowledge that your web site, if any, constitutes advertising and promotion subject to Section 5.1 above. You agree to comply with all policies and standards that Master Licensee or Franchisor issues from time to time with respect to web sites specifically. Master Licensee or Franchisor may: (i) require that your web site be accessible only by link from Master Licensee's site, and (ii) prohibit links between your web site and any other web site. You acknowledge that any copyright in your web site will be deemed to be owned by Franchisor. You agree to execute any documents that Master Licensee requires to affirm Franchisor's ownership of the copyright. You must ensure cooperation with Master Licensee by any web site service provider with which you do business. You represent that you have or will have the lawful right to use any proprietary materials of others that appear in your web site.

SECTION 6 - RECORDS AND AUDITS

6.1 You must maintain complete and accurate records concerning all financial, marketing and operating aspects of the Business. You must keep these records at your Business location (or another place approved in writing by Master Licensee). You must provide such reports as may be required by Master Licensee or Franchisor. Your records must include Business tax returns; daily and weekly marketing, sales and performance reports; statements of Gross Revenues (to be prepared each month for the preceding month); profit and loss statements; and balance sheets. If Master Licensee determines that your records or financial statements are not of sufficient detail or reliability, Master Licensee has the right to require that you have such records or statements reviewed or prepared by an independent Certified Public Accountant. Master Licensee and Franchisor will keep your financial data confidential except to the extent that Master Licensee or Franchisor decides, or is required, to make an "earnings claim" under applicable franchise disclosure laws. Master Licensee or Franchisor may also conduct an audit of your compliance with the System.

6.2 While this Agreement is in effect, and for 3 years after its expiration or termination or after any transfer approved under Section 19, Master Licensee and Franchisor have the right to request, receive, inspect and audit any of the records referred to in Section 6.1. Master Licensee and Franchisor agree to do inspections and audits at reasonable times. You agree to keep all original records, reports, invoices, order forms, and calculations for at least 6 years from the date they were generated. Should any inspection or audit disclose a deficiency in the payment of any Royalty Fee, Marketing and Advertising Fee or other amounts required to be paid under this Agreement, you will immediately pay the deficiency to Master Licensee. In addition, if the deficiency for any audit period equals or exceeds 5% of the correct amount due, you must also immediately pay to Master Licensee the reasonable cost of the inspection or audit, including travel, lodging, meals, salaries and other expenses of the inspecting or auditing personnel. Should the audit disclose an overpayment of any Royalty Fee, Marketing and Advertising Fees or other amounts due, Master Licensee or Franchisor will promptly pay the amount of the overpayment to you provided that the amount exceeds $50.00.

SECTION 7 – ASSISTANCE BY MASTER LICENSEE

7.1 Master Licensee will:

A. Arrange for you or Nominated Business Coach to attend Franchisor's initial training program.

B. Assist you with the preparation of an initial business plan.

C. Provide you with an initial packet of marketing and promotional materials, and with guidance on pre-opening and opening activities for the Business, prior to and including its first two weeks of operation. This may include guidance on advertising and promotional programs.

D. Each week for the first 90 days after you or your Nominated Business Coach completes the ActionCOACH initial training program, telephone you to discuss any operational challenges and assist you in examining your results from your weekly reports. Thereafter, Master Licensee will conduct or arrange for periodic conference calls with you to discuss operational challenges and conduct ongoing training.

E. Arrange for you and your Nominated Business Coach to attend Franchisor's annual conferences. There will be a conference fee, and you must pay all your travel and living expenses. Master Licensee may also hold such conferences within the Territory. Unless waived by Franchisor in writing, you or your Nominated Business Coach's attendance at Franchisor's Regional and Global Conferences is mandatory.

F. Provide to you, on loan during the term of this Agreement, one set of the Manuals and any amendments thereto by Franchisor. The Manual for your Nominated Business Coach will be supplied to you once Master Licensee receives an executed copy of the Nominated Business Coach Agreement and the Training Fee has been paid.

G. Inform you of any changes and improvements to the System that may be developed by Franchisor or Licensor and authorized for use by ActionCOACH business coaches in the U.S.A.

H. Provide assistance in conducting workshops and seminars for Clients and potential clients, insofar as Master Licensee is available.

7.2 Master Licensee will offer you such additional guidance and assistance as Master Licensee deems necessary or advisable. Failure of Master Licensee to provide any particular service, either initial or continuing, will not excuse you from paying the Franchise Fee, Royalty Fees or Marketing and Advertising Fees.

SECTION 8 - TERRITORY ISSUES

8.1 Your franchise is non-exclusive. There will be other Business Coaches providing Coaching Services in the Territory. In addition, Franchisor and Licensor may sell products in the Territory via Multi-Area Marketing Programs. Master Licensee will communicate to you any policies that Franchisor or Licensor issues to coordinate Multi-Area Marketing Programs.

8.2 You may not advertise in any media whose primary circulation or footprint is outside of the Territory, nor may you engage in direct marketing to customers or prospects outside of the Territory. Franchisor and Master Licensee may establish terms and conditions under which you may advertise on the Internet. Should you receive a request for services from a Client or prospective client outside of the Territory, you must refer the request to Master Licensee. If the Client's or prospective client's principal office is outside of the Territory and Franchisor has not licensed any third party to operate in that Territory, Master Licensee will refer the request for services back to you.

8.3 You may request Master Licensee's approval to relocate your Business to the territory of another ActionCOACH Master Licensee. If both Master Licensees approve your request, Master Licensee will assign this Agreement to the Master Licensee for the new territory, and upon the assignment you must pay Master Licensee a relocation fee of $10,000 to compensate Master Licensee for its lost future income from your franchise.

SECTION 9 – OFFICE LOCATION

9.1 You can locate your office anywhere in the Territory. The office must at all times be well presented and of a professional nature. Your initial office location is specified in Attachment 1. You must notify Master Licensee (in advance, if possible) if you intend to change your office location or if for any reason you are or will be unable to operate the Business from your then-current office location (such as a taking by eminent domain, termination of your lease, mortgage default, or damage or repair). The term of this Agreement will not be extended by any such interruption, nor will you be excused from paying Marketing and Advertising Fees or Royalty Fees during such interruption.

SECTION 10 - MANUALS

10.1 You acknowledge that the Manuals are furnished to you on loan and that they remain the sole property of Licensor at all times. You agree to immediately return the Manuals to Master Licensee if you cease to be a Business Coach for any reason.

10.2 Licensor or Franchisor may revise the Manuals at any time and from time to time. Master Licensee will communicate any such changes to you. Such revisions may include changes with respect to:

A. The authorized Coaching Services;

B. Operating procedures;

C. Advertising and promotions;

D. Equipment and supplies;

E. Dress codes;

F. Additions or modifications of Marks;

G. Accounting and reporting systems and forms; and

H. Insurance requirements.

10.3 You agree to operate the Business in accordance with the Manuals, as modified from time to time. Failure to comply with the standards set forth in the Manuals will constitute a material breach of this Agreement.

SECTION 11 – YOUR DUTIES AND OBLIGATIONS

11.1 You agree to use your best efforts to increase the reputation of and demand for Coaching Services in the Territory.

11.2 You agree to strictly comply with all present and future standards, specifications and procedures prescribed by Licensor and communicated by Master Licensee or set out in the Manuals, including but not limited to the following requirements:

A. You or your Nominated Business Coach must complete the ActionCOACH initial training program, at a location designated by Franchisor, before the Business opens. Unless waived by Franchisor in writing, you or your Nominated Business Coach's attendance at Franchisor's Regional and Global Conferences is mandatory. You are responsible for all salary, travel expenses, and other expenses of persons attending programs, seminars, and conferences offered by Franchisor or Master Licensee.

B. You must identify all of your employees to Master Licensee, and must ensure that they are suitably qualified to run the Business properly. You must keep Master Licensee informed at all times regarding the names, background and experience of all personnel.

C. You may offer only the Coaching Services and related products approved by Franchisor for sale by business coaches in the U.S.A. If Franchisor authorizes any additional Coaching Services or products for sale by ActionCOACH business coaches and designates such services or products as mandatory, you must begin offering them at the time and in the manner required by Franchisor.

D. All personnel must be professional in dress and appearance in a manner consistent with Master Licensee's requirements.

E. You must operate the Business only under the Marks and under no other trade name or business name. However, you must make it clear to Clients, employees and the general public that you are an independent party operating the Business under license from Master Licensee. You may not use the Marks as any part of a corporate or other legal name, but you may append "d/b/a ActionCOACH" after your corporate or legal name.

F. You must attend all seminars, workshops and exhibitions hosted or arranged on behalf of the Business and/or its Clients as reasonably required by Master Licensee. At your cost, you must display signs at such events in accordance with the Manuals' specifications.

G. You must pay all debts and taxes arising in connection with the Business when due, including debts payable to Master Licensee.

H. You must comply with all laws applicable to the Business.

I. You must participate in Client satisfaction surveys, and participate in programs derived from such surveys. You must also cooperate with and participate in Multi-Area Marketing Programs.

J. You must provide the supervision, support and instruction required by your Support Agreement with your Nominated Business Coach.

K. You must require your employees and Nominated Business Coach to sign a nondisclosure and noncompete agreement in a form acceptable to Master Licensee and Franchisor.

L. Throughout the Term, you must be of good character and must not indulge in what the Master Licensee reasonably considers to be unethical conduct or acts of moral turpitude or do anything which might damage the goodwill attaching to the Marks and other intellectual property associated with the System, or damage any other ActionCOACH businesses within and outside the Territory, whether franchised or operated by Franchisor (or its Affiliates).

11.3 You must submit to Master Licensee the reports and information specified in the Manuals from time to time, and you must submit them in the form and manner prescribed by the Manuals. The required reports include:

A. A report entitled "Action Plan," which outlines the goals, strategies, and actions you set for development of the Business. This report will be completed and delivered from time to time within ten business days of Master Licensee's request.

B. A report entitled "Key Performance Indicators," which summarizes the activities of the Business for the month. This report must be completed and delivered to Master Licensee no later than five (5) days following the end of each calendar month. If you fail to deliver the required information in a timely manner, Master Licensee, in addition to any other remedies available under this Agreement, may suspend or terminate the services provided to you by Master Licensee under this Agreement.

C. Weekly marketing results and sales performance reports.

11.4 You acknowledge and agree that the submission of all required reports is a primary responsibility of each Business Coach. You also agree to give Master Licensee and Franchisor independent access to the information in your computer system.

11.5 You may appoint another individual to serve as the Nominated Business Coach, as long as that individual: (i) has been approved by Master Licensee, unless waived by the Franchisor in its sole discretion, and trained by Franchisor; (ii) has signed a Nominated Business Coach Agreement with you; (iii) has direct responsibility for all operations of the Business and has the authority to bind you in any dealings with Master Licensee or Franchisor.

11.6 Master Licensee has the right to inspect your office upon reasonable prior notice, which will not be less than 72 hours if your office is located in your home. Master Licensee has the right at any time to discuss with your Clients and personnel any matters that may pertain to the Business and to compliance with this Agreement.

11.7 Master Licensee may call ad hoc meetings of Business Coaches, which will not number more than four (4) per year. You will use your best endeavors to attend.

11.8 While this Agreement is in effect, and for 3 years after its termination or expiration or any transfer approved under Section 19, you agree to supply to Master Licensee your home address, telephone number, and email address, as well as the home addresses, telephone numbers, and email addresses of your directors, officers, and employees.

SECTION 12 - PURCHASE OF EQUIPMENT, INVENTORY AND SUPPLIES

12.1 Except for equipment and products that are proprietary to Licensor or Franchisor, you may purchase your equipment, software, supplies, and other items from any reputable manufacturer or supplier. To the extent that Franchisor publishes standards for non-proprietary equipment, software, telephone lines, Internet service, supplies, stationery, or other items used in the Business, you must use only items meeting the applicable standards. If you receive notice from Master Licensee of a change in the applicable standards, you agree to comply with the new or revised standards as soon as practicable.

SECTION 13 - INSURANCE AND INDEMNIFICATION

13.1 You must purchase before the Business opens, and at all times thereafter maintain in full force and effect, all insurance policies of the types and with the minimum policy limits prescribed by Master Licensee and Franchisor from time to time, including without limitation:

A. Professional indemnity insurance;

B. Comprehensive general liability insurance;

C. Workers' compensation insurance as prescribed by law;

D. Insurance as may be required by the terms of any lease or mortgage for the Business; and,

E. Any additional insurance that Master Licensee or Franchisor may inform you is required, such as business interruption, disability or income protection insurance.

F. All liability policies must list Master Licensee and Franchisor as additional named insureds. Your liability insurance will not be limited in any way by reason of any insurance that may be maintained by Master Licensee or Franchisor.

13.2 All policies of insurance must be with responsible companies qualified to do business and in good standing in the state where the Business is located. At Master Licensee's request, you must furnish to Master Licensee certificates issued by each of your insurers indicating that all premiums due have been paid, that all required insurance is in full force and effect, and that the insurance will not be terminated or changed without at least 30 days' prior written notice from the insurer to Master Licensee. Within 5 days of any request by Master Licensee, you must deliver a copy of all insurance policies to Master Licensee for examination.

13.3 If you fail to obtain or maintain adequate insurance, Master Licensee or Franchisor may, at its sole discretion, obtain insurance for you and in your name. Within 5 days of written request by Master Licensee or Franchisor, you must reimburse Master Licensee or Franchisor for any costs incurred in obtaining insurance in your behalf.

13.4 You agree to indemnify Master Licensee, Franchisor and Licensor and hold each of them harmless against all claims, expenses, and liabilities of any kind arising from or in connection with the operation of the Business, except to the extent that such liabilities arise from the gross negligence or willful acts of the party seeking indemnification from you. This indemnity will remain in force after expiration or termination of this Agreement or after any transfer approved under Section 19. This indemnity is not limited by the amount of insurance that you carry.

13.5 All property used in the Business will be maintained at your sole risk, and if any property is damaged in any way, Master Licensee will not compensate you except to the extent the damage was caused by Master Licensee 's gross negligence or willful acts.

SECTION 14 - TRADEMARKS AND CONFIDENTIAL INFORMATION

14.1 You acknowledge Licensor's exclusive ownership of and rights in the Marks and in the System. All goodwill now or in the future associated with your use of the Marks will accrue exclusively to the benefit of Licensor. You agree that you will not, during or after the term of this Agreement:

A. contest or aid in contesting the validity or ownership of the Marks;

B. take any action in derogation of Licensor's, Franchisor's, or Master Licensee's rights with respect to the Marks, whether now existing or later obtained; or

C. register or attempt to register the Marks in your own name. You may, however, register a "d/b/a" or a fictitious name certificate in connection with the operation of the Business.

14.2 You agree to:

A. use the Marks only in connection with the Business;

B. use the Marks only in accordance with the Manuals;

C. reproduce the Marks exactly and accurately; and

D. change, discontinue, or substitute for any of the Marks, at your own expense, if Master Licensee notifies you that Licensor or Franchisor has modified the Marks to be used in the U.S.A.

14.3 You acknowledge that you will have access to the Manuals and other valuable trade secrets, know how, methods, information, recruiting techniques, accounting procedures, control procedures, and marketing techniques relating to the System (collectively, the "Confidential Information"). The Confidential Information was developed by Licensor at significant cost, is owned by Licensor, and is necessary to the operation of the Business. You further acknowledge that such Confidential Information was unknown to you prior to negotiation for and execution of this Agreement. You will take all steps necessary, at your own expense, to protect such Confidential Information and will not divulge it either during the term of this Agreement or thereafter. Your employees may have access to the Confidential Information only to the extent necessary to perform particular tasks, and only after first signing a confidentiality agreement, in a form acceptable to Master Licensee and Franchisor. You will be responsible for all unauthorized disclosures of Confidential Information by any person given access to the Confidential Information. Upon expiration or termination of this Agreement or any transfer approved under Section 19, you will return or destroy all Confidential Information.

14.4 You must immediately inform Master Licensee of any suspected, known or threatened infringement of or challenge to the Marks or unauthorized disclosure or use of Confidential Information. You must assist and cooperate with Master Licensee, Franchisor and Licensor in taking such action, if any, as they deem appropriate to protect the Confidential Information and the Marks.

14.5 You agree that all data that you collect from Clients and prospective clients in connection with the Business is deemed to be jointly owned by Master Licensee and Franchisor. You are licensed to use such data while this Agreement is in effect. Upon expiration or termination of this Agreement or an approved transfer of the Business to a new owner, you must comply with Section 17 and not use any Client or prospective client data for any purpose contrary to Section 15.2.

SECTION 15 - RESTRICTIONS ON COMPETITION

15.1 During the term of this Agreement, you may not, either directly or indirectly through any other person or entity, participate in, be employed by, act as a coach to, provide financial assistance to, or acquire any interest in any business that offers business coaching and mentoring services ("Competing Business") to clients in the U.S.A.

15.2 The restriction in Section 15.1 will also apply for a continuous two-year period after the expiration or termination of this Agreement or after a transfer approved under Section 19, but only as to clients in the Territory and within 100 miles of the Territory. In addition, for two years after the expiration, termination, or approved transfer of this Agreement, you will not solicit, for the benefit of any Competing Business, any person who was a Client of the Business during the two years immediately before expiration, termination, or transfer.

15.3 During the term of this Agreement and for a continuous two-year period after its expiration or termination or after a transfer approved under Section 19, you may not employ or otherwise interfere with the employment relationship of any person who is employed by Licensor, Franchisor, or Master Licensee.

15.4 Master Licensee and Franchisor have the right unilaterally to reduce the scope of any restriction in this Section 15 by written notice to you.

15.5 If a court or arbitrator determines that any restriction in this Section 15, strictly applied, would be invalid or unenforceable, then the restriction will be deemed modified to the extent necessary (but only to that extent) to make the restriction valid and enforceable. If a dispute regarding the enforceability of Section 15.2 or 15.3 is resolved in favor of Master Licensee and Franchisor, the 2-year period (or the period deemed to be reasonable by the court or arbitrator) will run from the date of the order permitting its enforcement.

15.6 You acknowledge that damages caused to Master Licensee, Franchisor, and Licensor for failure to comply with Section 14 or Section 15 are irreparable. You agree that Master Licensee, Franchisor, and Licensor may seek injunctive relief under Section 21.9(G), without notice to you, in addition to any other relief that may be available to them for breach of Section 14 or Section 15.

15.7 This Section and Section 14 apply to your Nominated Business Coach, employees, individuals holding an ownership interest in the Business, and any persons or legal entities controlled by the foregoing individuals. At Master Licensee's request, you must furnish Master Licensee with executed agreements from such individuals, in forms acceptable to Master Licensee, in which they agree to be bound by Sections 14 and 15.

SECTION 16 – DEFAULT AND TERMINATION

16.1 Termination by You.

If you are in compliance with this Agreement and Master Licensee materially breaches this Agreement and fails to cure the breach within 60 days after you deliver a written notice of the breach to Master Licensee, you may terminate this Agreement, effective 10 days after you deliver a notice of termination to Master Licensee. You must comply with the provisions of Section 17.

16.2 Termination by Master Licensee – No Right to Cure.

In addition to its other rights of termination contained in this Agreement, Master Licensee will have the right to terminate this Agreement by written notice, effective immediately, if you:

A. voluntarily abandon the franchise relationship;

B. are convicted of a criminal offense directly related to the Business, or convicted of any felony;

C. fail to cure a default under this Agreement which materially impairs the goodwill associated with the Marks within 24 hours after receiving written notice to cure;

D. fail to cure a material violation of any health, safety, sanitation or other regulatory law, ordinance, standard, practice or regulation, or operate the Business in a manner that presents a health or safety hazard to its employees, Clients, or the general public;

E. make or permit an unauthorized transfer of this Agreement or of any direct or indirect interest in the Business;

F. submit to Master Licensee two (2) or more sales reports, financial statements, or other information or supporting records, in any period of twelve (12) consecutive months, which understate by more than five percent (5%) the Gross Revenues of the Business;

G. make material misrepresentations in your application for the franchise or any other material report or statement to Master Licensee;

H. fail to submit sales reports or financial statements when due on three or more occasions in any twelve month period;

I. fail to pay Royalty Fees, Marketing and Advertising Fees, or other amounts owed to Master Licensee when due on three or more occasions in any twelve month period; or

J. fail on three or more occasions in a twelve month period to pay creditors, employees, or suppliers on a timely basis.

K. fail on three or more occasions in a thirty-six month period to achieve an overall score of at least 80% on Franchisor's compliance audit or a score of at least 70% for any section of the compliance audit.

16.3 Termination by Master Licensee – Failure to Cure.

Except as provided in Section 16.2, you will have 30 days from receipt of notice of default from Master Licensee to cure any material breach of this Agreement or failure to comply with any material specification, standard or operating procedure prescribed by Master Licensee or Franchisor. If you fail to cure the breach within the 30-day period, Master Licensee will have the right to terminate this Agreement by written notice without any further opportunity to cure.

SECTION 17 – OBLIGATIONS UPON EXPIRATION OR TERMINATION

17.1 Upon expiration or termination of this Agreement, you must:

A. Notify your Clients and prospective clients that you are no longer an authorized ActionCOACH franchisee or business coach;

B. Promptly pay to Master Licensee all amounts owed based on business conducted through the date of expiration or termination;

C. Immediately discontinue the use of all Marks, the Manuals, the Confidential Information, and all materials of any kind that are identified with the System. You must return all of these materials to Master Licensee and, at Master Licensee's request, assign your telephone numbers, fax numbers, email addresses, domain names, related listings, and advertising to Master Licensee or Franchisor;

D. Surrender an unaltered database of all Clients and prospective clients, and remove and return any electronic database system provided to you by Master Licensee.

E. Immediately amend or terminate your registration of any d/b/a or fictitious name or any other registration or filing containing the Marks, so as to delete the Marks and all references to anything associated with the System. If you have not furnished evidence of compliance with this obligation within 30 days, you grant Master Licensee a limited power of attorney to amend or terminate all registrations and filings on your behalf, this appointment being coupled with an interest to enable Master Licensee to protect the System.

F. Comply with the provisions of Section 15 (Restrictions on Competition).

17.2 The expiration or termination of this Agreement will not affect, modify or discharge any claims, rights, causes of action or remedies that Master Licensee, Franchisor, or Licensor may have against you.

17.3 You acknowledge that injuries caused by your failure to comply with this Section 17 are irreparable. You agree that Master Licensee will be entitled to injunctive relief in addition to any other relief that may be available for breach of this Section 17.

17.4 If Master Licensee terminates this Agreement based on your default, you must pay Master Licensee liquidated damages, calculated as follows: (a) the average of your monthly Royalty Fees and Marketing and Advertising Fees due for the last twelve months before termination (not including the months before the Royalty Fee and Marketing and Advertising Fee obligations begin under Sections 4.1 and 4.2); (b) multiplied by the lesser of 24 or the number of months remaining in the then-current term under Section 2, (c) discounted to present value using the then-current prime rate of interest quoted by Master Licensee's principal commercial bank; (d) minus the present value (determined using the same period as in (b) and the same discount rate as in (c)) of the expenses of performance avoided by Master Licensee as a result of termination of this Agreement.

SECTION 18 – THIRD PARTY RIGHTS OF FRANCHISOR AND LICENSOR

18.1 You acknowledge and agree that all of Master Licensee's rights and all of your obligations under this Agreement inure to the benefit of Franchisor and Licensor, and that they each have a third-party beneficiary interest in this Agreement. You agree that Franchisor and Licensor have the right to exercise any rights of Master Licensee and/or to enforce any of your obligations if Master Licensee fails to do so.

18.2 Upon termination or expiration of the Master License Agreement for any reason, this Agreement will remain in effect, and Master Licensee's interest in this Agreement will be deemed to be automatically assigned to and assumed by Franchisor. You agree to be bound by the assignment upon receipt of notice from Franchisor of the effective date of the assignment.

SECTION 19 - TRANSFER

19.1 **By Master Licensee.** Master Licensee may transfer its rights under this Agreement as it sees fit without notice to you, subject to the terms of the Master License Agreement. This Agreement will inure to the benefit of Master Licensee's successors and assigns.

19.2 **By You -- General.**

A. None of your rights or obligations under this Agreement, nor any direct or indirect interest in the Business, may be transferred without Master Licensee's prior written consent, which will not be unreasonably withheld, and your full compliance in all other respects with the terms of this Section 19. Any action contrary to this Section 19 will be a material breach of this Agreement and will be void.

B. If this Agreement has been transferred to an entity under Section 19.4 below, any proposed transfer of any ownership interest in the entity will be subject to all of the provisions of this Section 19.

C. No transfer that requires Master Licensee's consent may be completed until at least 60 days after Master Licensee receives written notice of the proposed transfer. You agree to provide all information and documentation relating to the proposed transfer that Master Licensee reasonably requests. Master Licensee may withhold its consent on any reasonable grounds, including, but not limited to, failure to satisfy any of the conditions imposed under Section 19.3.

D. Master Licensee has the right to communicate with and counsel both you and the proposed transferee on any aspect of a proposed transfer.

E. All approved transferees will be bound by this Agreement and liable for all obligations under it. No stockholder in any corporation or other entity to which you transfer this Agreement will have any rights under this Agreement by reason of such ownership.

19.3 Conditions to Transfers.

No transfer will be approved by Master Licensee or be effective unless and until:

A. The proposed transferee has been approved by Master Licensee as meeting the then-current qualifications for a Business Coach;

B. The proposed transferee has paid the then-current training fee and has satisfactorily completed the ActionCOACH initial training program, except that this requirement will be waived if the transferee has previously completed the training program within the last five years;

C. You have settled all outstanding accounts with Master Licensee, and there is no other existing material default in the performance of your obligations under this Agreement or any other agreement you may have with Master Licensee;

D. You have executed a general release of all claims against Master Licensee, Franchisor, and Licensor, in a form acceptable to Master Licensee and Franchisor;

E. You have paid to Master Licensee a transfer fee in the amount designated in Attachment 1 to this Agreement (the "Transfer Fee"); and

F. At Master Licensee's option, the transferee has executed a new Business Coach Franchise Agreement in the form then being offered by Master Licensee to new Business Coaches in the Territory.

19.4 Transfer to a Corporation, LLC, etc.

If you are an individual (and not a business entity) and you desire to transfer this Agreement to a corporation, limited liability company, partnership, trust, or other entity, you may do so only if:

A. The entity is newly formed and its authorized activities are limited to operating the Business;

B. You are the majority owner and have sole power to direct and control the management and affairs of the entity;

C. You remain jointly liable with the entity for all obligations of the Business Coach under this Agreement. You acknowledge and agree that the assumption of your obligations by the entity does not limit your personal obligations under this Agreement, and that you and the entity will be jointly and severally liable.

D. You continue to devote your full time and best efforts to manage the operations of the Business, unless you have a Nominated Business Coach approved by Master Licensee;

E. The entity signs an agreement with Master Licensee assuming jointly and severally all of your obligations under this Agreement; and

F. The stock certificates, certificated units of partnership or certificated beneficial interests of the corporation, partnership or trust bear the following legend:

> "The (shares of capital stock) (partnership interest) (beneficial interest) represented by this certificate are subject to the terms and conditions set forth in that certain Business Coach Franchise Agreement dated [date] between the Company and Oaktree Business Services of Ohio, LLC, a copy of which is on file in the Company's principal office and a copy of which will be provided to the holder of record hereof upon written request without charge."

19.5 Death, Incapacity or Personal Bankruptcy.

A. If you (or any owner, if this Agreement has been transferred to an entity) dies, becomes incapacitated, or enters bankruptcy proceedings, the executor, administrator, personal representative, or trustee may apply to Master Licensee in writing within 120 days after the event (death, declaration of incapacity, or filing of a bankruptcy petition) for consent to transfer the affected interest in the Business. The transfer will be subject to the provisions of Sections 19.2 and 19.3, except that no Transfer Fee will be required. In addition, if the deceased or incapacitated person is the Nominated Business Coach, Master Licensee will have the right (but not the obligation) to take over operation of the Business until the transfer is completed and to charge a reasonable management fee for such services. For purposes of this Section, "incapacity" means any physical or mental infirmity that will prevent the person from performing his or her obligations under this Agreement (i) for a period of thirty (30) or more consecutive days or (ii) for sixty (60) or more total days during a calendar year. In the case of transfer by bequest or by intestate succession, if the heirs or beneficiaries are unable to meet the conditions of Sections 19.3, the executor may transfer the decedent's interest to another successor that Master Licensee has approved, subject to all of the terms and conditions for transfers contained in this Agreement.

B. If you (or any owner, if this Agreement has been transferred to an entity) dies, the executor, as an alternative to Section 19.5(A), will have the option to buy out of the remaining term of this Agreement by paying Master Licensee the termination fee specified in Attachment 1 (the "Termination Fee"). Upon payment of the Termination Fee, the estate and its representatives will have no further obligation under this Agreement except for any matters that exist as of the date of such termination.

SECTION 20 – OPTION TO PURCHASE

20.1 Master Licensee will have the option, but no obligation, to purchase all of the assets of the Business upon receipt of notice from you under Section 19.2 of your intention to sell the Business to an independent third party pursuant to a bona fide written offer to purchase. The purchase price for assets will be the price specified in the written bona fide purchase offer from the third party. If Master Licensee cannot reasonably be required to furnish the same consideration as the third party, then Master Licensee may purchase the interest for the reasonable equivalent in cash. If you and Master Licensee cannot agree on the reasonable equivalent in cash within a reasonable time, each party will designate an independent appraiser, and the average of the two appraised values will be binding. Master Licensee will have the right to set off all amounts due from you under this Agreement, as well as the cost of any appraisals, against the purchase price.

20.2 Master Licensee will notify you of its intention to exercise the option to purchase (a "Notice of Intent") within 30 days following receipt of notice from you under Section 19.2. You will have 14 days following receipt of Master Licensee's Notice of Intent to object to any of its terms. If Master Licensee declines to exercise its rights under Section 20.1 within 30 days, you may thereafter sell the Business to the third party identified in the disclosed purchase offer, but not at a lower price or on more favorable terms than you previously disclosed to Master Licensee. Any such sale will be subject to the terms set forth in Section 19.

20.3 The purchase and sale contemplated in this Section will be consummated as soon as practicable. Following the delivery of a Notice of Intent as specified in Section 20.2, Master Licensee or its designee will have the right to operate the Business pending the closing of the sale.

SECTION 21 – GENERAL PROVISIONS

21.1 Relationship of Parties.

You do not have any authority to act on behalf of or as an agent of Master Licensee, Franchisor, or Licensor for any purpose, nor may you hold yourself out as having such authority. No fiduciary, agency, employment, or partnership relationship exists between you and Master Licensee. You are an independent contractor responsible for all obligations and liabilities of the Business, including any claims or demands based on damage or destruction of property or on injury, illness or death of any person arising directly or indirectly from or in connection with the operation of the Business.

21.2 No Conflict with Other Agreements.

You represent that you are not a party to or subject to any agreement that might conflict with the terms of this Agreement.

21.3 Prevailing Party Reimbursement.

In any legal action or arbitration involving you and Master Licensee and/or Franchisor, the prevailing party will be entitled to recover its investigation costs, collection costs, reasonable attorneys' fees, court costs, and all litigation or arbitration expenses, including arbitrators' fees.

21.4 No Waiver.

No failure or delay on the part of Master Licensee or Franchisor in connection with the enforcement or exercise of any rights under this Agreement will affect Master Licensee's or Franchisor's right to strictly enforce this Agreement at any time. No custom or practice regarding this Agreement will preclude the strict enforcement of this Agreement. No waiver by Master Licensee of performance of any provision of this Agreement will constitute a waiver of Master Licensee's or Franchisor's rights to enforce that provision at any future time.

21.5 Entire Agreement; Amendments.

This Agreement constitutes the entire agreement between you and Master Licensee and supersedes all prior agreements, negotiations, correspondence, and representations, whether oral or written, concerning the same subject matter. Except as expressly provided herein, this Agreement may be modified only by a written document signed by you and an authorized representative of Master Licensee.

21.6 Survival.

All provisions of this Agreement that by their terms or by reasonable implication are intended to survive the termination or expiration of this Agreement or a transfer approved under Section 19, including your obligations of non-competition, confidentiality, return of proprietary items, and indemnity, will remain in effect after the expiration or termination of this Agreement or a transfer approved under Section 19.

21.7 Severability.

If any term or provision of this Agreement or the application thereof to any person, property or circumstance is determined by a court or arbitrator to be invalid or unenforceable, the remainder of this Agreement will be unaffected and will remain in full force and effect. Should this prove impractical, Master Licensee will have the option of terminating this Agreement upon written notice to you.

21.8 Governing Law.

This Agreement will be interpreted in accordance with and governed by the laws of the state in which Franchisor's principal office is located at the time of the dispute, except as otherwise required by the laws of the state in which the Business is located.

21.9 Mediation and Arbitration.

A. This dispute resolution clause applies to claims by and against all parties and their affiliates, successors, owners, managers, officers, directors, employees, agents, and representatives, as to claims arising out of or relating to this Agreement, or of violation of any applicable law or regulation, except as stated below. This dispute resolution clause will survive expiration, termination or a transfer approved under Section 19.

B. The parties will first attempt to resolve any dispute relating to or arising out of this Agreement by negotiation. Any dispute subject to negotiation, and not resolved within 10 days, will be submitted to nonbinding mediation. Mediation will be before a single skilled independent mediator mutually and reasonably agreed on by the parties. The parties will equally bear the costs of mediation. Mediation will be conducted in accordance with the procedures of the American Arbitration Association, unless the parties agree to use a different mediation service. The mediation will be conducted in Las Vegas, Nevada if Franchisor is a party to or joined in the mediation.

C. Any dispute relating to or arising out of this Agreement, and subject to negotiation and mediation, and not resolved within 60 days, must be resolved exclusively by mandatory arbitration in accordance with the rules of the American Arbitration Association. Arbitration will be conducted solely on an individual, not a class-wide, basis, unless all parties so agree. No award in arbitration will have any effect of preclusion or collateral estoppel in any other adjudication or arbitration. If Franchisor is a party to or joined in the arbitration, the exclusive venue of the arbitration will be set in the city or county in which Franchisor's principal office is located at the time the demand for arbitration is filed. If Franchisor is not a party to or joined in the arbitration, the exclusive venue of the arbitration will be set in the city or county in which Master Licensee's principal office is located at the time the demand for arbitration is filed.

D. Notwithstanding Section 21.8, all issues relating to arbitrability or the enforcement of this Section 21.9 are governed by the U.S. Federal Arbitration Act (9 U.S.C. § 1 et seq.) and the U.S. federal common law of arbitration. Judgment on an arbitration award, or on any award for interim relief, may be entered in any court having jurisdiction, and will be binding.

E. Each party to any arbitration or litigation under this Agreement waives to the fullest extent permitted by law any right to or claim for any punitive or exemplary damages against any other party, except as allowed under law for trademark, trade secret, and copyright infringement.

F. Except as otherwise expressly provided in this Agreement, no right or remedy conferred upon or reserved to any party by this Agreement is intended to be, or will be deemed, exclusive of any other right or remedy provided herein or by law or equity, but each will be cumulative of every other right or remedy.

G. Nothing in this Section 21.9 bars any person's right to seek preliminary, provisional, or declaratory relief in a court of competent jurisdiction.

21.10 Notices.

All notices pursuant to this Agreement must be in writing and be delivered in person or mailed by certified or other receipted mail, or by Federal Express or other receipted commercial delivery service, or by facsimile or electronic mail. The addresses for notice will be those set forth in Attachment 1. You or Master Licensee, with notice to the other party, may change the address to which notices will be sent.

21.11 Successors.

This Agreement will inure to the benefit of and be binding on you and Master Licensee, and your and Master Licensee's respective successors, assigns, heirs, executors, administrators, and personal representatives.

21.12 Costs to alter contracts.

If you request and Master Licensee approves any amendment to this Agreement after the date of this Agreement, you agree to reimburse Master Licensee (and Franchisor, if applicable) for their reasonable costs (including attorneys' fees) incurred in connection with such amendment.

21.13 Acknowledgments.

YOU ACKNOWLEDGE THAT YOU HAVE CONDUCTED AN INDEPENDENT INVESTIGATION OF THE BUSINESS COACH FRANCHISE AND THAT THE BUSINESS VENTURE CONTEMPLATED BY THIS AGREEMENT INVOLVES BUSINESS RISK AND WILL BE LARGELY DEPENDENT UPON YOUR ABILITY AS AN INDEPENDENT BUSINESSPERSON. MASTER LICENSEE EXPRESSLY DISCLAIMS THE MAKING OF, AND YOU ACKNOWLEDGE THAT YOU HAVE NOT RECEIVED, ANY WARRANTY OR GUARANTEE, EXPRESS OR IMPLIED, AS TO THE POTENTIAL SALES, PROFITS, OR SUCCESS OF THE BUSINESS VENTURE CONTEMPLATED BY THIS AGREEMENT.

YOU ACKNOWLEDGE THAT YOU RECEIVED A COPY OF THE BUSINESS COACH FRANCHISE AGREEMENT AT LEAST 5 BUSINESS DAYS BEFORE THE DATE ON WHICH YOU SIGNED THIS AGREEMENT. YOU FURTHER ACKNOWLEDGE THAT YOU RECEIVED A UNIFORM FRANCHISE OFFERING CIRCULAR AT LEAST 10 BUSINESS DAYS BEFORE THE DATE ON WHICH YOU SIGNED THIS AGREEMENT.

YOU ACKNOWLEDGE THAT YOU HAVE READ AND UNDERSTAND THIS AGREEMENT; AND THAT MASTER LICENSEE HAS GIVEN YOU AMPLE TIME AND OPPORTUNITY, AND HAS ENCOURAGED YOU, TO CONSULT WITH ADVISORS OF YOUR OWN CHOOSING ABOUT THE POTENTIAL BENEFITS AND RISKS OF ENTERING INTO THIS AGREEMENT.

THE PARTIES have caused this Agreement to be duly executed as evidenced by their signatures appearing below.

APPROVED AND EXECUTED ON 9.26.07.

FRANCHISEE

By: [signature] By: ____________

Title: President Title: ____________

Ownership %: 100 % Ownership %: ____________

All persons with an ownership interest in the Business must sign this Agreement and specify his or her ownership interest percentage. All owners must execute the Personal Guaranty attached to this Agreement.

MASTER LICENSEE

By: [signature]

Title: ____________

ATTACHMENT 1
TO
BUSINESS COACH FRANCHISE AGREEMENT

1. Master Licensee's Territory:	Master Licensee's territory is the state of Indiana and the Central and Southern Ohio counties of Darke, Preble, Butler, Hamilton, Shelby, Miami, Montgomery, Warren, Clermont, Logan, Champaign, Clark, Green, Clinton, Highland, Brown, Union, Madison, Fayette, Adams, Delaware, Franklin, Pickaway, Ross, Pike, Scioto, Licking, Fairfield, Hocking, Vinton, Jackson, Lawrence, Muskingham, Morgan, Perry, Athens, Meigs, Gallia, Guernsey, Noble, Washington, Belmont, Monroe (the "Territory").
2. Franchise Fee:	$50,000.00
3. Royalty Fee:	$1,500/mo The Royalty Fee is due on the 1st day of each calendar month, except that no Royalty Fee is due for the month in which you complete the initial training program or for the following two months.
4. Marketing and Advertising Fee:	5% of preceding month's Gross Revenues. The Marketing and Advertising Fee is due on the 5th day of each calendar month, except that no Marketing and Advertising Fee is due with respect to Gross Revenues in the month in which you complete the initial training program or the following month.
5. Training Fee:	$25,000
6. Renewal Fee:	$5,000
7. Transfer Fee:	$5,000
8. Relocation Fee:	$10,000
9. Termination Fee:	$10,000
10. Interest Rate:	One and one half percent (1½%) per month (or the maximum rate permitted by law, if less than 1½%)
11. Nominated Business Coach:	Greg Fields
12. Employees:	______________________

13. Addresses:

(a) **Master Licensee:** 155 E. Columbus St.; Suite 125
Pickerington, OH 43147

(b) **Business Coach:** 918 Perry Woods Cove
Ft. Wayne, IN 46845

14. Office Location: 918 Perry Woods Cove
Ft. Wayne, IN 46845

15. Trade Names and Marks:

(a) ActionCOACH

(b) ActionCOACH business coaching

ATTACHMENT 2

TO

BUSINESS COACH FRANCHISE AGREEMENT

PERSONAL GUARANTY

We, the undersigned, in order to induce Master Licensee to enter into a Business Coach Franchise Agreement (the "Agreement") with Greg Fields ("Business Coach"), guarantee performance of Business Coach's obligations under the Agreement, including, without limitation, payment of all monetary obligations of Business Coach to Master Licensee. In addition, we agree to be personally bound by the confidentiality, non-competition, transfer, and dispute resolution provisions of the Agreement. We acknowledge that our obligations under this Personal Guaranty are joint, several, personal and irrevocable.

GUARANTORS:

[signature: Sharon Miller] Witness

Greg Fields
PRINTED

[signature] SIGNED

Date: 9.26.07

Witness

PRINTED

SIGNED

Date:

Witness

PRINTED

SIGNED

Date:

ATTACHMENT 3 TO
PRACTICE BUSINESS COACH FRANCHISE AGREEMENT
ADDENDUM

THIS ADDENDUM TO THE PRACTICE BUSINESS COACH FRANCHISE AGREEMENT) (the "**Addendum**"), made and entered into as of the 26 day of September, 2007, at Columbus, Ohio between **OAKTREE BUSINESS SERVICES OF OHIO, LLC ("Master Licensee")**, an Ohio limited liability company, with headquarters located at 155 E. Columbus Street; Suite 125; Pickerington, OH 43147, and **GREG FIELDS ("You")** located at (" 918 Perry Woods Cove, Ft. Wayne, IN 46845").

WITNESSETH:

WHEREAS, Master Licensee has entered into a Master License Agreement whose underlying terms are different than the current terms and the purpose of this Addendum is to modify the Practice Business Coach Franchise Agreement to make the terms consistent.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, it is agreed as follows:

1. Advertising and Marketing Fees. Delete Section 5.2 in the Business Coach Franchise Agreement in its entirety and insert the following:

   "You acknowledge that forty percent (40%) of the Marketing and Advertising Fees will be sent by Master Licensee to Franchisor for its use in regional and national marketing and advertising. Sixty percent (60%) of the Marketing and Advertising fee will be retained by Master Licensee for Marketing and advertising in the Territory, unless Master Licensee agrees otherwise to forward to Franchisor. Master Licensee and Franchisor will direct all marketing programs supported by the Marketing and Advertising Fee, with final discretion over creative concepts, materials, and media used in the programs and their placement. Master Licensee and Franchisor may use the Fees for any activities that they believe would benefit Action International businesses generally, including, but not limited to local, national and international advertising, promotion, creative development, production of advertising and promotion, marketing research and development, public relations, Internet, and reasonable administration expenses related to these efforts."

2. Binding when Executed. This Addendum shall not be binding until it is executed by Master Licensee.

3. Entire Agreement. This Agreement consists of the Addendum together with the Agreement and the Attachments attached hereto and incorporated herein (collectively referred to as the Agreement) and constitutes the entire agreement of the parties relating to the subject matter hereof and supersedes any prior agreements of the parties, and there are no representations, inducements, promises, agreements, arrangements or undertakings, oral or written, between the parties hereto other than those set forth and duly executed in writing. No agreement of any kind shall be binding upon either party unless and until the same has been made in writing and duly executed by both parties' duly authorized representative. Upon execution of this Agreement by Master Licensee, all previous agreements, contracts, arrangements or undertakings of any kind relative to the franchise granted herein are canceled, and all claims and demands of Franchisee are fully satisfied.

4. Interpretation. If the terms of this Addendum conflict with the terms of the Agreement or any prior addendum, then the terms of this Addendum will govern and control. Except as expressly modified and supplemented by this Addendum, the terms of the Agreement and any prior addendum to the Agreement are ratified and confirmed.

5. Amendment of Agreement. This Agreement shall not be further modified or amended except by written agreement executed by both parties' duly authorized representatives.

6. Counterparts and Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute a single instrument. Facsimile signatures shall be deemed to be originals

THE PARTIES have caused this Agreement to be duly executed as evidenced by their signatures appearing below. APPROVED AND EXECUTED ON 9.26.07.

FRANCHISEE

By: [signature]	By:
Title: President	Title:
Ownership %: 100 %	Ownership %:
By:	By:
Title:	Title:
Ownership %:	Ownership %:
By:	By:
Title:	Title:
Ownership %:	Ownership %:
By:	By:
Title:	Title:
Ownership %:	Ownership %:

All persons with an ownership interest in the Business must sign this Agreement and specify his or her ownership interest percentage. All owners must execute the Personal Guaranty attached to this Agreement.

MASTER LICENSEE

By: [signature]

Title: Owner

ATTACHMENT 4 TO
PRACTICE BUSINESS COACH FRANCHISE AGREEMENT ("Agreement")
ADDENDUM

THIS ADDENDUM TO THE PRACTICE BUSINESS COACH FRANCHISE AGREEMENT (the "**Addendum**"), made and entered into as of the 26 day of September, 2007, at Columbus, Ohio between **OAKTREE BUSINESS SERVICES OF OHIO, LLC** ("Master Licensee"), an Ohio limited liability company, with headquarters located at 155 E. Columbus Street; Suite 125; Pickerington, OH 43147, and **GREG FIELDS** ("You") located at ("918 Perry Woods Cove, Ft. Wayne, IN 46845").

WITNESSETH:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, it is agreed as follows:

1. Renewal Term: The Agreement being executed is for a Renewal term of an existing Franchise Agreement You previously had with us.

2. Training Fees. It is acknowledged that You have successfully completed and paid for the initial training during the original term of Your Agreement. Therefore, so long as You remain the Nominated Business Coach of this Agreement, the Training Fee specified in Attachment 1 is hereby waived.

3. Binding when Executed. This Addendum shall not be binding until it is executed by Master Licensee.

4. Entire Agreement. This Agreement consists of the Addendum together with the Agreement and the Attachments attached hereto and incorporated herein (collectively referred to as the Agreement) and constitutes the entire agreement of the parties relating to the subject matter hereof and supersedes any prior agreements of the parties, and there are no representations, inducements, promises, agreements, arrangements or undertakings, oral or written, between the parties hereto other than those set forth and duly executed in writing. No agreement of any kind shall be binding upon either party unless and until the same has been made in writing and duly executed by both parties' duly authorized representative. Upon execution of this Agreement by Master Licensee, all previous agreements, contracts, arrangements or undertakings of any kind relative to the franchise granted herein are canceled, and all claims and demands of Franchisee are fully satisfied.

5. Interpretation. If the terms of this Addendum conflict with the terms of the Agreement or any prior addendum, then the terms of this Addendum will govern and control. Except as expressly modified and supplemented by this Addendum, the terms of the Agreement and any prior addendum to the Agreement are ratified and confirmed.

6. Amendment of Agreement. This Agreement shall not be further modified or amended except by written agreement executed by both parties' duly authorized representatives.

7. Counterparts and Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute a single instrument. Facsimile signatures shall be deemed to be originals

THE PARTIES have caused this Agreement to be duly executed as evidenced by their signatures appearing below. APPROVED AND EXECUTED ON 9.26.07.

FRANCHISEE

By: [signature]	By: ______
Title: President	Title: ______
Ownership %: 100 %	Ownership %: ______
By: ______	By: ______
Title: ______	Title: ______
Ownership %: ______	Ownership %: ______
By: ______	By: ______
Title: ______	Title: ______
Ownership %: ______	Ownership %: ______
By: ______	By: ______
Title: ______	Title: ______
Ownership %: ______	Ownership %: ______

All persons with an ownership interest in the Business must sign this Agreement and specify his or her ownership interest percentage. All owners must execute the Personal Guaranty attached to this Agreement.

MASTER LICENSEE

By: [signature]

Title: Owner

(6)(ii) Existing Action Mentoring Contracts

ACTION Mentoring Program

- PROGRAM AGREEMENT -

This Agreement is between **You** (Your Company or business entity) and **Your Business Coach** (hereinafter referred to as "ACTION")

Client Name BRIAN KISTLER

Company Name FREEDOM FINANCIAL HOLDINGS, INC

(The Client and/or Company herein referred to as "you")

Business Address 6615 BROTHERHOOD WAY, FT WAYNE, IN 46825

Home Address

Business Phone 260 490-5363 Home Phone 260 622-6485

Fax Number 260 490-5004 Mobile Phone 260 450-3570

Email bkis2323@aol.com Start Date 11/13/06

The Alignment Consultation or Alignment Day.

This is a must for anyone in business. Your Action Business Coach evaluates your business and personal life, and identifies different areas of untapped potential. This process is a vital first step in getting maximum value from your commitment to the Mentoring program.

The Alignment Consultation starts off with an in-depth look at your goals, both business and personal, the sales and marketing strategies you have used previously and what results were achieved. The Alignment Consultation is basically a road map for the future of your business. It will give you a complete list of strategies and ideas that you may not be currently using in your business, as well as identifying those you are using that could use a few improvements.

The process of going through the Alignment ensures you, your life and/or business partners and your entire Team are clear on your goals and objectives, before we begin to change anything. This is vitally important to ensure we are able to clearly identify what each person is striving to achieve.

The first step to the Alignment Consultation is to arrange a suitable time to conduct the consultation. The Alignment Consultation takes between 3 and 4 hours for individuals and can be done face to face or over the phone. I recommend that all decision makers be involved in this process, again, this includes business and life partners. The Alignment Day is designed for businesses with 4 or more Team members and includes a full day of training, planning, goal setting and gaining congruence on the future of your business.

There are four Mentoring programs for you to choose from:

Platinum- Making a Real Difference Program

Your 'Making a Real Difference' program is for those people who really want to kick their business along and achieve real goals for the year. Your business is probably already experiencing steady growth. You have some really solid ground-work in place and you and your Team might eventually make it happen anyway. You just know that working with me as your Personal and Business Coach would make a real difference to your lifestyle, the value and the position of your business in the marketplace. (This may be a prelude to your exit strategy!)

This program is not for the faint hearted or the non-committed; it is for those business owners who are really willing to make a difference and are not afraid of taking on challenges. With the 'Making a Real Difference' program, your personal and your business goals are combined. You understand that introducing systems and performance standards are the key to achieving what you want from your business in the future. Yes, we work on all areas of your business, but as your Coach, there is more demand to really perform and not let you get away with all those old habits that have been holding you and your business back. ***You must be committed to change.***

The 'Making a Real Difference Program' includes:

- Up to four 1-hour strategy implementation and goal setting sessions, via phone or face-to-face, each month **plus one ½-day personal visit coaching call, sales training, staff training, site visit, competitor research or seminar each month.**
- Up to six hours per month, critiquing, reviewing and developing print advertisements, brochures, sales aids, marketing, systems, logistics or team recruitment pieces;
- Up to **two x ½-day workshops or training seminars** during the program **for you and your whole team,** on selling, team building, telemarketing or a custom content that you and I, as your Coach, would develop together;
- A Personal Profile Analysis using the **Thomas DiSC program** for the business owner and any one other individual within your organisation completed at the same time as the Alignment Consultation **plus up to 5 other team members or job applicants** throughout the program;

Gold – Grow Your Business Program

The 'Grow Your Business' program is designed for those businesses who are determined to achieve significant growth in the next 12 months. Your business is probably already going well but you may typically need to rapidly expand your customer base, introduce a new product or open another outlet. You have some really good staff members in place but your business is struggling to reach its full potential. You are probably working way too many hours a week and the business would not be able to survive without your constant input.

The "Grow Your Business Program" includes:

- Up to four 1-hour strategy implementation and goal setting sessions, **via phone or face-to-face,** each month;
- Up to six hours per month, critiquing and developing marketing, systems, logistics or team recruitment pieces;

- One **four hour workshop** or training seminar during the first six months of the program for **you and any one other member of your team** on selling, using sales scripts, team building, customer service or a specific content that you and I would develop together;
- A Personal Profile Analysis using the **Thomas DISC program** for the business owner and any one other individual within your organisation completed at the same time as the Alignment Consultation;

Silver - Empower Your Business Program

This program suits those business owners who really are committed to get their business ahead. The type of business that most benefits from this program is a business who's owner really wants their business to implement the strategies for improvement detailed in their 'Alignment Consultation' as quickly and effectively as possible.

The "Empower Your Business Program" includes:

- Up to a 1-hour strategy implementation and goal setting session **via the phone or face-to-face** each week;
- Up to four hours per month critiquing marketing, systems, logistics or team building pieces;
- Access to DISC psychological profiling, and specific training programs at reduced costs.

Bronze - Building a Solid Base Program

This program is designed for those small business owners or managers who know they want more out of their business but don't know how to get it. It's really for businesses which have just started, don't have the infrastructure to take full advantage of the more in-depth programs, or just need an injection of enthusiasm and guidance each month. It is also recommended as a follow on program for business owners that have completed 12 months of one-to-one mentoring or as an aid to implement the strategies identified as part of a SuccessModel Business Plan.

The 'Building Your Solid Base' Program includes:

- Up to a 1-hour strategy and goal setting session **via phone** or **face-to-face, two visits per month**;
- Up to two hours per month critiquing your marketing, systems, or team building pieces.

Your Marketing Strategies

The number and combination of the Strategies that we implement during each program will depend on their size, complexity and ***your ability to undertake the workload involved***. The appropriateness, order and priority of your strategies will be identified and discussed by you and I during the Alignment Consultation (which is a pre-requisite to any mentoring program) but may change during the term of the program to be responsive to the variables of your business.

I am, as a Licensed Business Coach, experienced in, and able to assist you with the strategic design and implementation of material in the following areas;

- *Media Advertising* - Strategic formulation and advice on the writing, layout, target marketing target appeal, monitoring the effectiveness and return on your investment of advertising across a range of media including Yellow Pages, newspapers, magazine, radio and television;

- ***Direct Mail*** - Strategic formulation and advice on the writing, layout and distribution of Direct Mail letters to existing customers or new prospects;
- ***Newsletter*** - Advice on production, layout, content and distribution of Newsletters where you will be required to do a draft of the articles you would like in the newsletter .(ACTION head office can edit and layout those articles and design the overall layout of the newsletter if necessary for a modest additional fee);
- ***Sales Scripts*** - Tips and advice on development and implementation of sales scripts for direct mail follow-up, incoming or out-bound calls and face-to-face selling;
- ***Host Beneficiary*** - This is a form of Strategic Alliance where two parties collaborate to gain benefits that neither party could achieve alone. E.g. it could be where non-competitive businesses share such resources as client databases, to enable both parties to extend their market reach. I can assist you through the entire process and help you develop your approach as well as the sales strategy and tools you'll use to see the relationship mature and develop;
- ***Referral Strategy*** - Advice and assistance with a marketing strategy to actively and regularly encourage your customers to refer new prospects enabling you to convert them to new clients. These strategies can either be proactive or reactive;
- ***Repeat Business Strategy*** - Advice on marketing strategies to encourage your existing customers to buy from you more often;
- ***Radio Advertising*** – Creative ideas, feedback and critique of scripts, suggested programs and logistical tips for your radio advertising schedule;
- ***Television Advertising*** - Comment and feedback on storyboards and suggested schedules and logistical tips for your TV advertising;
- ***Fliers*** - These can be changed/critiqued a number of times if necessary to test and measure various markets, headlines, offers and mediums to identify the most effective version;
- ***Company Brochure*** - Advice and tips on concept design of a Brochure for promotional purposes that may accompany a letter or be given to your client with a quote or tender. The design may include suggested copy, basic graphics and layout. The production of the finished brochure may require you to contract the services of a graphic artist depending on your requirements;
- ***Yellow Pages Advertisement*** – Review and critique of your current Yellow Pages and White Pages entry designed to achieve maximum effectiveness and return on investment;
- ***Business Name, Cards, Stationary, Letterheads and Image*** - for new businesses or those that need an image lift or name change, I can advise and critique your concepts and designs to ensure the most professional presentation possible in your market place;
- ***Quotations*** - Advice and tips on the re-design of your quotation or tender forms into 'ACTION Plan' forms to use in face-to-face quoting and presenting;
- ***Networks*** - advise you on the effectiveness and steps involved in forming an informal, local business network, consortium, or breakfast club, to promote the pooling of resources, group leverage and other marketing advantages that come through local business alliances. The 'Success Club" is a prime example of this type of group;

- *Creation of Sales Aids* -- I will be available to work with you and your team to develop a set of unique benefit oriented Sales Aids to help in the conversion of enquiries into customers.

Some of these strategies will be designed as tests for you to implement (test and measure). From there, we will work out and begin the integration of your most effective marketing strategies into your long-term marketing program. They are designed so that you and I can evaluate, test results and determine the best future strategies and their priorities for implementation.

Program Fees.

Payment is by automatic bank deduction, check, or credit card. All further payments are by direct debit (credit card payments attract a 5% fee). A bank form will be provided for you to instruct your bank. Payment is on time and monthly in advance.

Period	Program	Monthly Fee
12+ months	Platinum	$2,995
12+ months	Gold	$2,495
12+ months	Silver	$1,995
12+ months	Bronze	$1,795
4 hours	Alignment only	$1,495 (One time payment)
14 Weeks	Group Coaching	$2,495 (One time payment)

Your Commitment to the Program.
My role as your Business Coach is essentially that of mentor and motivator. To ensure that you keep up with the work required, and to ensure this program and it's fundamental philosophies are instilled correctly into your business, you will be required to input approximately (Bronze-two hours/Silver three hours/Gold-four hours/Platinum-five hours) per week of marketing and business development time *in addition to meetings with your ACTION Coach.* This is designed to achieve the desired results within your business within the quickest possible time but *may occur outside normal business hours.*

Your perspective during the program.
Consistent with the Mentor Plan point of view, we strongly advise against crisis management within your business. I.e. re-acting because you need immediate results or better cash flow. Instead, we recommend a step by step process to implement the strategies and concepts that ACTION recommends.

General Conditions:

1. The Mentor Plan Program Materials you receive are confidential and proprietary, and can not be used, disclosed or duplicated except within your own company. These materials are unpublished works protected by copyright laws and no unauthorised copying, adaptation, distribution storage or displays are permitted.

2. Our services are advisory. You bear sole responsibility for the use and implementation of these services in your business. You agree to forever indemnify and hold harmless your Licensed ACTION Coach from and against any loss, cost or expense resulting from your activities related to the subject matter in this document and in The Mentor Plan.

3. While your Licensed ACTION Coach will be providing you with guidance, direction and program materials, such a role is advisory ***and not of actually doing the activity itself.*** You will be primarily accountable for producing the results during the Program. In this way your ACTION Coach seeks to educate, train and motivate you in order to make your ability to run a successful business a life long activity.

4. Consultations can be re-scheduled, but often at the expense of desired times. If you need to reschedule meetings you agree to provide 24 hours notice or risk forfeiture of the consultation.

5. From time to time, your Licensed ACTION Coach will be required to attend educational workshops and take a vacation and will need to schedule consultations around such times.

6. ACTION reserves the right to replace your Licensed ACTION Coach with another Coach should it, in the opinion of ACTION, become necessary.

7. ACTION may from time to time, alter the content or structure of the program as it considers necessary, but at all times ACTION will continue to provide value for money.

8. **You or your Coach may elect to terminate this agreement at any time upon thirty days notice in writing.**

9. This agreement is the entire agreement between you and your Coach, all prior agreements, promises or representations being merged herein.

10. This agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Indiana.

Program chosen PLATINUM at $ 2995

Executed on and effective from the 7TH day of NOVEMBER 2006

Coach: Greg Fields

On Behalf Of: G.K. Fields & Associates dba Action International

Signature: [signature] Date: 11/7/06

Client: BRIAN KISTLER

On Behalf Of: FREEDOM FINANCIAL HOLDINGS, INC

Signature: [signature] Date: 11/7/06

ACTION Mentoring Program

- PROGRAM AGREEMENT -

This Agreement is between **You** (Your Company or business entity) and **Your Business Coach** (hereinafter referred to as "ACTION")

Client Name Marsha L. Thompson
Company Name Indiana Assoc. for Child Care Resource & Referral
(The Client and/or Company herein referred to as "you")
Business Address 3901 N. Meridian St., #350 Indianapolis, IN 46208
Home Address 315 Brotherwood Ct., Indy 46268
Business Phone 317 924-5202 Home Phone 317 298-9479
Fax Number 317 924-5102 Mobile Phone 317 753-6561
Email mthompson@iaccrr.org Start Date 9/1/07

The Alignment Consultation or Alignment Day.

This is a must for anyone in business. Your Action Business Coach evaluates your business and personal life, and identifies different areas of untapped potential. This process is a vital first step in getting maximum value from your commitment to the Mentoring program.

The Alignment Consultation starts off with an in-depth look at your goals, both business and personal, the sales and marketing strategies you have used previously and what results were achieved. The Alignment Consultation is basically a road map for the future of your business. It will give you a complete list of strategies and ideas that you may not be currently using in your business, as well as identifying those you are using that could use a few improvements.

The process of going through the Alignment ensures you, your life and/or business partners and your entire Team are clear on your goals and objectives, before we begin to change anything. This is vitally important to ensure we are able to clearly identify what each person is striving to achieve.

The first step to the Alignment Consultation is to arrange a suitable time to conduct the consultation. The Alignment Consultation takes between 3 and 4 hours for individuals and can be done face to face or over the phone. I recommend that all decision makers be involved in this process, again, this includes business and life partners. However, the Alignment Day is designed for businesses with 4 or more Team members and includes a full day of training, planning, goal setting and gaining congruence on the future of your business and/or organization.

Your Commitment to the Program.
My role as your Business Coach is essentially that of mentor and motivator. To ensure that you keep up with the work required, and to ensure this program and it's fundamental philosophies are instilled correctly into your business, you will be required to input approximately 2-4 hours per week of marketing and business development time *in addition to meetings with your ACTION Coach.* This is designed to achieve the desired results within your business within the quickest possible time but *may occur outside normal business hours.*

Your perspective during the program.
Consistent with the Mentor Plan point of view, we strongly advise against crisis management within your business. I.e. re-acting because you need immediate results or better cash flow. Instead, we recommend a step by step process to implement the strategies and concepts that ACTION recommends.

General Conditions:

1. The Mentor Plan Program Materials you receive are confidential and proprietary, and can not be used, disclosed or duplicated except within your own company. These materials are unpublished works protected by copyright laws and no unauthorised copying, adaptation, distribution storage or displays are permitted.

2. Our services are advisory. You bear sole responsibility for the use and implementation of these services in your business. You agree to forever indemnify and hold harmless your Licensed ACTION Coach from and against any loss, cost or expense resulting from your activities related to the subject matter in this document and in The Mentor Plan.

3. While your Licensed ACTION Coach will be providing you with guidance, direction and program materials, such a role is advisory ***and not of actually doing the activity itself.*** You will be primarily accountable for producing the results during the Program. In this way your ACTION Coach seeks to educate, train and motivate you in order to make your ability to run a successful business a life long activity.

4. Consultations can be re-scheduled, but often at the expense of desired times. If you need to reschedule meetings you agree to provide 24 hours notice or risk forfeiture of the consultation.

5. From time to time, your Licensed ACTION Coach will be required to attend educational workshops and take a vacation and will need to schedule consultations around such times.

6. ACTION reserves the right to replace your Licensed ACTION Coach with another Coach should it, in the opinion of ACTION, become necessary.

7. ACTION may from time to time, alter the content or structure of the program as it considers necessary, but at all times ACTION will continue to provide value for money.

8. **You or your Coach may elect to terminate this agreement at any time upon thirty days notice in writing.**

9. This agreement is the entire agreement between you and your Coach, all prior agreements, promises or representations being merged herein.

10. This agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Indiana.

Program Fees.

Payment is by automatic bank deduction, check, or credit card. All further payments are by direct debit (credit card payments attract a 5% fee). A bank form will be provided for you to instruct your bank. Payment is on time and monthly in advance.

Program	Term	Fee
Weekly Coaching	12+ Months	$35,940 ($2,995/mo.)
Team Alignment	1 Business Day	$4,995

Executed on and effective from the 9th day of August ~~2004~~ 2007

Coach: Greg Fields

On Behalf Of: G&K Fields & Associates

Signature: [signature] Date: 8/9/07

Client: Marsha L Thompson

On Behalf Of: Indiana Assoc. for Child Care Resource & Referral

Signature: [signature] Date: 8/9/07

ActionCoach Mentoring Program

- PROGRAM AGREEMENT -

This Agreement is between **You** (Your Company or business entity) and **Your Business Coach** (hereinafter referred to as "ACTION")

Client Name George Johnson

Company Name Allegory Pictures

(The Client and/or Company herein referred to as "you")

Business Address

Home Address 875 Plank Rd Waterloo, IN 46793

Business Phone Home Phone 260-837-7873

Fax Number *Mobile Phone 260-908-0733

Email info@allegorypictures.com Start Date 5/1/07

The Alignment Consultation or Alignment Day.

This is a must for anyone in business. Your Action Business Coach evaluates your business and personal life, and identifies different areas of untapped potential. This process is a vital first step in getting maximum value from your commitment to the Mentoring program.

The Alignment Consultation starts off with an in-depth look at your goals, both business and personal, the sales and marketing strategies you have used previously and what results were achieved. The Alignment Consultation is basically a road map for the future of your business. It will give you a complete list of strategies and ideas that you may not be currently using in your business, as well as identifying those you are using that could use a few improvements.

The process of going through the Alignment ensures you, your life and/or business partners and your entire Team are clear on your goals and objectives, before we begin to change anything. This is vitally important to ensure we are able to clearly identify what each person is striving to achieve.

The first step to the Alignment Consultation is to arrange a suitable time to conduct the consultation. The Alignment Consultation takes between 3 and 4 hours for individuals and can be done face to face or over the phone. I recommend that all decision makers be involved in this process, again, this includes business and life partners. The Alignment Day is designed for businesses with 4 or more Team members and includes a full day of training, planning, goal setting and gaining congruence on the future of your business.

ActionCoach Mentoring Program

This program is not for the non-committed; it is for those business owners who are really willing to make a difference and are not afraid of taking on challenges. With the 'Making a Real Difference' program, your personal and your business goals are combined. You understand that introducing systems and performance standards are the key to achieving what you want from your business in the future. Yes, we work on all areas of your business, but as your Coach, there is more demand to really perform and not let you get away with all those old habits that have been holding you and your business back. ***You must be committed to change.***

The "ActionCoach Mentoring Program' includes:

- Up to four 1-hour strategy implementation and goal setting sessions, via phone or face-to-face, each month **plus one ½-day personal visit coaching call, sales training, staff training, site visit, competitor research or seminar each month.**
- Up to six hours per month, critiquing, reviewing and developing print advertisements, brochures, sales aids, marketing, systems, logistics or team recruitment pieces;
- Up to **two x ½-day workshops or training seminars** during the program **for you and your whole team,** on selling, team building, telemarketing or a custom content that you and I, as your Coach, would develop together;
- Customized testing tools such as the Personal Profile Analysis using the **Thomas DISC program** and the Profile XT for the business owner and any one other individual within your organisation completed at the same time as the Alignment Consultation **plus up to 5 other team members or job applicants** throughout the program;

Your Commitment to the Program.
My role as your Business Coach is essentially that of mentor and motivator. To ensure that you keep up with the work required, and to ensure this program and it's fundamental philosophies are instilled correctly into your business, you will be required to input approximately five hours per week of marketing and business development time *in addition to meetings with your ACTION Coach.* This is designed to achieve the desired results within your business within the quickest possible time but *may occur outside normal business hours.*

Your perspective during the program.
Consistent with the Mentor Plan point of view, we strongly advise against crisis management within your business. I.e. re-acting because you need immediate results or better cash flow. Instead, we recommend a step by step process to implement the strategies and concepts that ACTION recommends.

General Conditions:

1. The Mentor Plan Program Materials you receive are confidential and proprietary, and can not be used, disclosed or duplicated except within your own company. These materials are unpublished works protected by copyright laws and no unauthorised copying, adaptation, distribution storage or displays are permitted.

2. Our services are advisory. You bear sole responsibility for the use and implementation of these services in your business. You agree to forever indemnify and hold harmless your Licensed ACTION Coach from and against any loss, cost or expense resulting from your activities related to the subject matter in this document and in The Mentor Plan.

3. While your Licensed ACTION Coach will be providing you with guidance, direction and program materials, such a role is advisory ***and not of actually doing the activity itself.*** You will be primarily accountable for producing the results during the Program. In this way your ACTION Coach seeks to educate, train and motivate you in order to make your ability to run a successful business a life long activity.

4. Consultations can be re-scheduled, but often at the expense of desired times. If you need to reschedule meetings you agree to provide 24 hours notice or risk forfeiture of the consultation.

5. From time to time, your Licensed ACTION Coach will be required to attend educational workshops and take a vacation and will need to schedule consultations around such times.

6. ACTION reserves the right to replace your Licensed ACTION Coach with another Coach should it, in the opinion of ACTION, become necessary.

7. ACTION may from time to time, alter the content or structure of the program as it considers necessary, but at all times ACTION will continue to provide value for money.

8. This agreement is the entire agreement between you and your Coach, all prior agreements, promises or representations being merged herein.

9. This agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Indiana.

Executed on and effective from the 1st day of May 2004

Coach: Greg Fields

On Behalf Of: G/K. Fields & Associates, Inc.

Signature: [signature] Date: 5/1/07

Client: George Johnson

On Behalf Of: Allegory Pictures

Signature: [signature] Date: 5/1/07

ActionCoach Mentoring Program

- PROGRAM AGREEMENT -

This Agreement is between **You** (Your Company or business entity) and **Your Business Coach** (hereinafter referred to as "ACTION")

Client Name Michael Wilson
Company Name Miksani Polymer Technologies, LLC
(The Client and/or Company herein referred to as "you")
Business Address 1052 W. Chicago Rd.
Home Address
Business Phone 269·651·7475 Home Phone
Fax Number Mobile Phone 260·438·7004
Email mwilson1071@comcast.net Start Date 10/ /2007 *estimated

The Alignment Consultation or Alignment Day.

This is a must for anyone in business. Your Action Business Coach evaluates your business and personal life, and identifies different areas of untapped potential. This process is a vital first step in getting maximum value from your commitment to the Mentoring program.

The Alignment Consultation starts off with an in-depth look at your goals, both business and personal, the sales and marketing strategies you have used previously and what results were achieved. The Alignment Consultation is basically a road map for the future of your business. It will give you a complete list of strategies and ideas that you may not be currently using in your business, as well as identifying those you are using that could use a few improvements.

The process of going through the Alignment ensures you, your life and/or business partners and your entire Team are clear on your goals and objectives, before we begin to change anything. This is vitally important to ensure we are able to clearly identify what each person is striving to achieve.

The first step to the Alignment Consultation is to arrange a suitable time to conduct the consultation. The Alignment Consultation takes between 3 and 4 hours for individuals and can be done face to face or over the phone. I recommend that all decision makers be involved in this process, again, this includes business and life partners. The Alignment Day is designed for businesses with 4 or more Team members and includes a full day of training, planning, goal setting and gaining congruence on the future of your business.

ActionCoach Mentoring Program

This program is not for the non-committed; it is for those business owners who are really willing to make a difference and are not afraid of taking on challenges. With the 'Making a Real Difference' program, your personal and your business goals are combined. You understand that introducing systems and performance standards are the key to achieving what you want from your business in the future. Yes, we work on all areas of your business, but as your Coach, there is more demand to really perform and not let you get away with all those old habits that have been holding you and your business back. ***You must be committed to change.***

The "ActionCoach Mentoring Program' includes:

- Up to four 1-hour strategy implementation and goal setting sessions, via phone or face-to-face, each month **plus one ½-day personal visit coaching call, sales training, staff training, site visit, competitor research or seminar each month.**
- Up to six hours per month, critiquing, reviewing and developing print advertisements, brochures, sales aids, marketing, systems, logistics or team recruitment pieces;
- Up to **two x ½-day workshops or training seminars** during the program **for you and your whole team**, on selling, team building, telemarketing or a custom content that you and I, as your Coach, would develop together;
- Customized testing tools such as the Personal Profile Analysis using the **Thomas DiSC program** and the Profile XT for the business owner and any one other individual within your organisation completed at the same time as the Alignment Consultation **plus up to 5 other team members or job applicants** throughout the program;

Your Commitment to the Program.
My role as your Business Coach is essentially that of mentor and motivator. To ensure that you keep up with the work required, and to ensure this program and it's fundamental philosophies are instilled correctly into your business, you will be required to input approximately five hours per week of marketing and business development time *in addition to meetings with your ACTION Coach.* This is designed to achieve the desired results within your business within the quickest possible time but *may occur outside normal business hours.*

Your perspective during the program.
Consistent with the Mentor Plan point of view, we strongly advise against crisis management within your business. I.e. re-acting because you need immediate results or better cash flow. Instead, we recommend a step by step process to implement the strategies and concepts that ACTION recommends.

General Conditions:

1. The Mentor Plan Program Materials you receive are confidential and proprietary, and can not be used, disclosed or duplicated except within your own company. These materials are unpublished works protected by copyright laws and no unauthorised copying, adaptation, distribution storage or displays are permitted.

2. Our services are advisory. You bear sole responsibility for the use and implementation of these services in your business. You agree to forever indemnify and hold harmless your Licensed ACTION Coach from and against any loss, cost or expense resulting from your activities related to the subject matter in this document and in The Mentor Plan.

3. While your Licensed ACTION Coach will be providing you with guidance, direction and program materials, such a role is advisory ***and not of actually doing the activity itself.*** You will be primarily accountable for producing the results during the Program. In this way your ACTION Coach seeks to educate, train and motivate you in order to make your ability to run a successful business a life long activity.

4. Consultations can be re-scheduled, but often at the expense of desired times. If you need to reschedule meetings you agree to provide 24 hours notice or risk forfeiture of the consultation.

5. From time to time, your Licensed ACTION Coach will be required to attend educational workshops and take a vacation and will need to schedule consultations around such times.

6. ACTION reserves the right to replace your Licensed ACTION Coach with another Coach should it, in the opinion of ACTION, become necessary.

7. ACTION may from time to time, alter the content or structure of the program as it considers necessary, but at all times ACTION will continue to provide value for money.

8. This agreement is the entire agreement between you and your Coach, all prior agreements, promises or representations being merged herein.

9. This agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Indiana.

Executed on and effective from the 12th day of September 2007

Coach: Greg Fields

On Behalf Of: G.K. Fields & Associates

Signature: [signature] Date: 9/12/07

Client: Michael Wilson

On Behalf Of: Miksani Polymer Technologies

Signature: [signature] Date: 9/12/07

ActionCoach Mentoring Program

- PROGRAM AGREEMENT -

This Agreement is between **You** (Your Company or business entity) and **Your Business Coach** (hereinafter referred to as "ACTION")

Client Name Rick McEwan

Company Name MC International Group Inc.

(The Client and/or Company herein referred to as "you")

Business Address 111 Cayman Ct, Brunswick GA 31525

Home Address SAME

Business Phone 912 2285353 Home Phone

Fax Number 912 6389860 Mobile Phone 912 5712707

Email r_mcewan@yahoo.com Start Date 8/24/07

The Alignment Consultation or Alignment Day.

This is a must for anyone in business. Your Action Business Coach evaluates your business and personal life, and identifies different areas of untapped potential. This process is a vital first step in getting maximum value from your commitment to the Mentoring program.

The Alignment Consultation starts off with an in-depth look at your goals, both business and personal, the sales and marketing strategies you have used previously and what results were achieved. The Alignment Consultation is basically a road map for the future of your business. It will give you a complete list of strategies and ideas that you may not be currently using in your business, as well as identifying those you are using that could use a few improvements.

The process of going through the Alignment ensures you, your life and/or business partners and your entire Team are clear on your goals and objectives, before we begin to change anything. This is vitally important to ensure we are able to clearly identify what each person is striving to achieve.

The first step to the Alignment Consultation is to arrange a suitable time to conduct the consultation. The Alignment Consultation takes between 3 and 4 hours for individuals and can be done face to face or over the phone. I recommend that all decision makers be involved in this process, again, this includes business and life partners. The Alignment Day is designed for businesses with 4 or more Team members and includes a full day of training, planning, goal setting and gaining congruence on the future of your business.

ActionCoach Mentoring Program

This program is not for the non-committed; it is for those business owners who are really willing to make a difference and are not afraid of taking on challenges. With the 'Making a Real Difference' program, your personal and your business goals are combined. You understand that introducing systems and performance standards are the key to achieving what you want from your business in the future. Yes, we work on all areas of your business, but as your Coach, there is more demand to really perform and not let you get away with all those old habits that have been holding you and your business back. ***You must be committed to change.***

The "ActionCoach Mentoring Program' includes:

- Up to four 1-hour strategy implementation and goal setting sessions, via phone or face-to-face, each month **plus one ½-day personal visit coaching call, sales training, staff training, site visit, competitor research or seminar each month.**
- Up to six hours per month, critiquing, reviewing and developing print advertisements, brochures, sales aids, marketing, systems, logistics or team recruitment pieces;
- **Up to two x ½-day workshops or training seminars** during the program **for you and your whole team,** on selling, team building, telemarketing or a custom content that you and I, as your Coach, would develop together;
- Customized testing tools such as the Personal Profile Analysis using the **Thomas DiSC program** and the Profile XT for the business owner and any one other individual within your organisation completed at the same time as the Alignment Consultation **plus up to 5 other team members or job applicants** throughout the program;

Your Commitment to the Program.
My role as your Business Coach is essentially that of mentor and motivator. To ensure that you keep up with the work required, and to ensure this program and it's fundamental philosophies are instilled correctly into your business, you will be required to input approximately five hours per week of marketing and business development time *in addition to meetings with your ACTION Coach.* This is designed to achieve the desired results within your business within the quickest possible time but *may occur outside normal business hours.*

Your perspective during the program.
Consistent with the Mentor Plan point of view, we strongly advise against crisis management within your business. I.e. re-acting because you need immediate results or better cash flow. Instead, we recommend a step by step process to implement the strategies and concepts that ACTION recommends.

General Conditions:

1. The Mentor Plan Program Materials you receive are confidential and proprietary, and can not be used, disclosed or duplicated except within your own company. These materials are unpublished works protected by copyright laws and no unauthorised copying, adaptation, distribution storage or displays are permitted.

2. Our services are advisory. You bear sole responsibility for the use and implementation of these services in your business. You agree to forever indemnify and hold harmless your Licensed ACTION Coach from and against any loss, cost or expense resulting from your activities related to the subject matter in this document and in The Mentor Plan.

3. While your Licensed ACTION Coach will be providing you with guidance, direction and program materials, such a role is advisory *and not of actually doing the activity itself.* You will be primarily accountable for producing the results during the Program. In this way your ACTION Coach seeks to educate, train and motivate you in order to make your ability to run a successful business a life long activity.

4. Consultations can be re-scheduled, but often at the expense of desired times. If you need to reschedule meetings you agree to provide 24 hours notice or risk forfeiture of the consultation.

5. From time to time, your Licensed ACTION Coach will be required to attend educational workshops and take a vacation and will need to schedule consultations around such times.

6. ACTION reserves the right to replace your Licensed ACTION Coach with another Coach should it, in the opinion of ACTION, become necessary.

7. ACTION may from time to time, alter the content or structure of the program as it considers necessary, but at all times ACTION will continue to provide value for money.

8. This agreement is the entire agreement between you and your Coach, all prior agreements, promises or representations being merged herein.

9. This agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Indiana.

Executed on and effective from the 24th day of August 2007

Coach: Greg Fields

On Behalf Of: G.M. Fields & Associates

Signature: [signature] Date: 8/24/07

Client: Rick McEwan

On Behalf Of: MC International Group Inc.

Signature: [signature] Date: 8/24/07

ActionCoach Mentoring Program

- PROGRAM AGREEMENT -

This Agreement is between **You** (Your Company or business entity) and **Your Business Coach** (hereinafter referred to as "ACTION")

Client Name Jared Hochstedler

Company Name Enzyme Consultants Organization

(The Client and/or Company herein referred to as "you")

Business Address 730 Misty Ct. Ft. Wayne IN 46845

Home Address Same

Business Phone 260 637-5612 Home Phone Same

Fax Number ____________ Mobile Phone 260-615-6264

Email Jared@Hochstedlers.Com Start Date __/__/__

The Alignment Consultation or Alignment Day.

This is a must for anyone in business. Your Action Business Coach evaluates your business and personal life, and identifies different areas of untapped potential. This process is a vital first step in getting maximum value from your commitment to the Mentoring program.

The Alignment Consultation starts off with an in-depth look at your goals, both business and personal, the sales and marketing strategies you have used previously and what results were achieved. The Alignment Consultation is basically a road map for the future of your business. It will give you a complete list of strategies and ideas that you may not be currently using in your business, as well as identifying those you are using that could use a few improvements.

The process of going through the Alignment ensures you, your life and/or business partners and your entire Team are clear on your goals and objectives, before we begin to change anything. This is vitally important to ensure we are able to clearly identify what each person is striving to achieve.

The first step to the Alignment Consultation is to arrange a suitable time to conduct the consultation. The Alignment Consultation takes between 3 and 4 hours for individuals and can be done face to face or over the phone. I recommend that all decision makers be involved in this process, again, this includes business and life partners. The Alignment Day is designed for businesses with 4 or more Team members and includes a full day of training, planning, goal setting and gaining congruence on the future of your business.

ActionCoach Mentoring Program

This program is not for the non-committed; it is for those business owners who are really willing to make a difference and are not afraid of taking on challenges. With the 'Making a Real Difference' program, your personal and your business goals are combined. You understand that introducing systems and performance standards are the key to achieving what you want from your business in the future. Yes, we work on all areas of your business, but as your Coach, there is more demand to really perform and not let you get away with all those old habits that have been holding you and your business back. ***You must be committed to change.***

The "ActionCoach Mentoring Program' includes:

- Up to four 1-hour strategy implementation and goal setting sessions, via phone or face-to-face, each month **plus one ½-day personal visit coaching call, sales training, staff training, site visit, competitor research or seminar each month.**
- Up to six hours per month, critiquing, reviewing and developing print advertisements, brochures, sales aids, marketing, systems, logistics or team recruitment pieces;
- Up to **two x ½-day workshops or training seminars** during the program **for you and your whole team,** on selling, team building, telemarketing or a custom content that you and I, as your Coach, would develop together;
- Customized testing tools such as the Personal Profile Analysis using the **Thomas DiSC program** and the Profile XT for the business owner and any one other individual within your organisation completed at the same time as the Alignment Consultation **plus up to 5 other team members or job applicants** throughout the program;

Your Commitment to the Program.
My role as your Business Coach is essentially that of mentor and motivator. To ensure that you keep up with the work required, and to ensure this program and it's fundamental philosophies are instilled correctly into your business, you will be required to input approximately five hours per week of marketing and business development time *in addition to meetings with your ACTION Coach.* This is designed to achieve the desired results within your business within the quickest possible time but *may occur outside normal business hours.*

Your perspective during the program.
Consistent with the Mentor Plan point of view, we strongly advise against crisis management within your business. I.e. re-acting because you need immediate results or better cash flow. Instead, we recommend a step by step process to implement the strategies and concepts that ACTION recommends.

General Conditions:

1. The Mentor Plan Program Materials you receive are confidential and proprietary, and can not be used, disclosed or duplicated except within your own company. These materials are unpublished works protected by copyright laws and no unauthorised copying, adaptation, distribution storage or displays are permitted.

2. Our services are advisory. You bear sole responsibility for the use and implementation of these services in your business. You agree to forever indemnify and hold harmless your Licensed ACTION Coach from and against any loss, cost or expense resulting from your activities related to the subject matter in this document and in The Mentor Plan.

3. While your Licensed ACTION Coach will be providing you with guidance, direction and program materials, such a role is advisory ***and not of actually doing the activity itself.*** You will be primarily accountable for producing the results during the Program. In this way your ACTION Coach seeks to educate, train and motivate you in order to make your ability to run a successful business a life long activity.

4. Consultations can be re-scheduled, but often at the expense of desired times. If you need to reschedule meetings you agree to provide 24 hours notice or risk forfeiture of the consultation.

5. From time to time, your Licensed ACTION Coach will be required to attend educational workshops and take a vacation and will need to schedule consultations around such times.

6. ACTION reserves the right to replace your Licensed ACTION Coach with another Coach should it, in the opinion of ACTION, become necessary.

7. ACTION may from time to time, alter the content or structure of the program as it considers necessary, but at all times ACTION will continue to provide value for money.

8. This agreement is the entire agreement between you and your Coach, all prior agreements, promises or representations being merged herein.

9. This agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Indiana.

Executed on and effective from the 24 day of April 2004

Coach: Greg Fields

On Behalf Of: GK Fields & Associates

Signature: [signature] Date: 4 24 07

Client: Jared Hochstedler

On Behalf Of: Enzyme Consultants

Signature: [signature] Date: 4 124 07

ACTION Mentoring Program

- PROGRAM AGREEMENT -

This Agreement is between **You** (Your Company or business entity) and **Your Business Coach** (hereinafter referred to as "ACTION")

Client Name Mickey Hill

Company Name Flamingo Workout, Inc

(The Client and/or Company herein referred to as "you")

Business Address ____

Home Address ____

Business Phone 260.748.4442 Home Phone ____

Fax Number ____ Mobile Phone ____

Email ____ Start Date __/__/__

The Alignment Consultation or Alignment Day.

This is a must for anyone in business. Your Action Business Coach evaluates your business and personal life, and identifies different areas of untapped potential. This process is a vital first step in getting maximum value from your commitment to the Mentoring program.

The Alignment Consultation starts off with an in-depth look at your goals, both business and personal, the sales and marketing strategies you have used previously and what results were achieved. The Alignment Consultation is basically a road map for the future of your business. It will give you a complete list of strategies and ideas that you may not be currently using in your business, as well as identifying those you are using that could use a few improvements.

The process of going through the Alignment ensures you, your life and/or business partners and your entire Team are clear on your goals and objectives, before we begin to change anything. This is vitally important to ensure we are able to clearly identify what each person is striving to achieve.

The first step to the Alignment Consultation is to arrange a suitable time to conduct the consultation. The Alignment Consultation takes between 3 and 4 hours for individuals and can be done face to face or over the phone. I recommend that all decision makers be involved in this process, again, this includes business and life partners. The Alignment Day is designed for businesses with 4 or more Team members and includes a full day of training, planning, goal setting and gaining congruence on the future of your business.

There are four Mentoring programs for you to choose from:

Platinum- Making a Real Difference Program

Your 'Making a Real Difference' program is for those people who really want to kick their business along and achieve real goals for the year. Your business is probably already experiencing steady growth. You have some really solid ground-work in place and you and your Team might eventually make it happen anyway. You just know that working with me as your Personal and Business Coach would make a real difference to your lifestyle, the value and the position of your business in the marketplace. (This may be a prelude to your exit strategy!)

This program is not for the faint hearted or the non-committed; it is for those business owners who are really willing to make a difference and are not afraid of taking on challenges. With the 'Making a Real Difference' program, your personal and your business goals are combined. You understand that introducing systems and performance standards are the key to achieving what you want from your business in the future. Yes, we work on all areas of your business, but as your Coach, there is more demand to really perform and not let you get away with all those old habits that have been holding you and your business back. ***You must be committed to change.***

The 'Making a Real Difference Program' includes:

- Up to four 1-hour strategy implementation and goal setting sessions, via phone or face-to-face, each month **plus one ½-day personal visit coaching call, sales training, staff training, site visit, competitor research or seminar each month.**
- Up to six hours per month, critiquing, reviewing and developing print advertisements, brochures, sales aids, marketing, systems, logistics or team recruitment pieces;
- Up to **two x ½-day workshops or training seminars** during the program **for you and your whole team,** on selling, team building, telemarketing or a custom content that you and I, as your Coach, would develop together;
- A Personal Profile Analysis using the **Thomas DiSC program** for the business owner and any one other individual within your organisation completed at the same time as the Alignment Consultation **plus up to 5 other team members or job applicants** throughout the program;

Gold – Grow Your Business Program

The 'Grow Your Business' program is designed for those businesses who are determined to achieve significant growth in the next 12 months. Your business is probably already going well but you may typically need to rapidly expand your customer base, introduce a new product or open another outlet. You have some really good staff members in place but your business is struggling to reach its full potential. You are probably working way too many hours a week and the business would not be able to survive without your constant input.

The "Grow Your Business Program" includes:

- Up to four 1-hour strategy implementation and goal setting sessions, **via phone or face-to-face,** each month;
- Up to six hours per month, critiquing and developing marketing, systems, logistics or team recruitment pieces;

- One **four hour workshop** or training seminar during the first six months of the program for **you and any one other member of your team** on selling, using sales scripts, team building, customer service or a specific content that you and I would develop together;
- A Personal Profile Analysis using the **Thomas DiSC program** for the business owner and any one other individual within your organisation completed at the same time as the Alignment Consultation;

Silver - Empower Your Business Program

This program suits those business owners who really are committed to get their business ahead. The type of business that most benefits from this program is a business who's owner really wants their business to implement the strategies for improvement detailed in their 'Alignment Consultation' as quickly and effectively as possible.

The "Empower Your Business Program" includes:

- Up to a 1-hour strategy implementation and goal setting session **via the phone or face-to-face** each week;
- Up to four hours per month critiquing marketing, systems, logistics or team building pieces;
- Access to DISC psychological profiling, and specific training programs at reduced costs.

Bronze - Building a Solid Base Program

This program is designed for those small business owners or managers who know they want more out of their business but don't know how to get it. It's really for businesses which have just started, don't have the infrastructure to take full advantage of the more in-depth programs, or just need an injection of enthusiasm and guidance each month. It is also recommended as a follow on program for business owners that have completed 12 months of one-to-one mentoring or as an aid to implement the strategies identified as part of a SuccessModel Business Plan.

The 'Building Your Solid Base' Program includes:

- Up to a 1-hour strategy and goal setting session **via phone or face-to-face, two visits per month**;
- Up to two hours per month critiquing your marketing, systems, or team building pieces.

Your Marketing Strategies

The number and combination of the Strategies that we implement during each program will depend on their size, complexity and ***your ability to undertake the workload involved***. The appropriateness, order and priority of your strategies will be identified and discussed by you and I during the Alignment Consultation (which is a pre-requisite to any mentoring program) but may change during the term of the program to be responsive to the variables of your business.

I am, as a Licensed Business Coach, experienced in, and able to assist you with the strategic design and implementation of material in the following areas;

- ***Media Advertising*** - Strategic formulation and advice on the writing, layout, target marketing target appeal, monitoring the effectiveness and return on your investment of advertising across a range of media including Yellow Pages, newspapers, magazine, radio and television;

- ***Direct Mail*** - Strategic formulation and advice on the writing, layout and distribution of Direct Mail letters to existing customers or new prospects;
- ***Newsletter*** - Advice on production, layout, content and distribution of Newsletters where you will be required to do a draft of the articles you would like in the newsletter .(ACTION head office can edit and layout those articles and design the overall layout of the newsletter if necessary for a modest additional fee);
- ***Sales Scripts*** - Tips and advice on development and implementation of sales scripts for direct mail follow-up, incoming or out-bound calls and face-to-face selling;
- ***Host Beneficiary*** - This is a form of Strategic Alliance where two parties collaborate to gain benefits that neither party could achieve alone. E.g. it could be where non-competitive businesses share such resources as client databases, to enable both parties to extend their market reach. I can assist you through the entire process and help you develop your approach as well as the sales strategy and tools you'll use to see the relationship mature and develop;
- ***Referral Strategy*** - Advice and assistance with a marketing strategy to actively and regularly encourage your customers to refer new prospects enabling you to convert them to new clients. These strategies can either be proactive or reactive;
- ***Repeat Business Strategy*** - Advice on marketing strategies to encourage your existing customers to buy from you more often;
- ***Radio Advertising*** – Creative ideas, feedback and critique of scripts, suggested programs and logistical tips for your radio advertising schedule;
- ***Television Advertising*** - Comment and feedback on storyboards and suggested schedules and logistical tips for your TV advertising;
- ***Fliers*** - These can be changed/critiqued a number of times if necessary to test and measure various markets, headlines, offers and mediums to identify the most effective version;
- ***Company Brochure*** - Advice and tips on concept design of a Brochure for promotional purposes that may accompany a letter or be given to your client with a quote or tender. The design may include suggested copy, basic graphics and layout. The production of the finished brochure may require you to contract the services of a graphic artist depending on your requirements;
- ***Yellow Pages Advertisement*** – Review and critique of your current Yellow Pages and White Pages entry designed to achieve maximum effectiveness and return on investment;
- ***Business Name, Cards, Stationary, Letterheads and Image*** - for new businesses or those that need an image lift or name change, I can advise and critique your concepts and designs to ensure the most professional presentation possible in your market place;
- ***Quotations*** - Advice and tips on the re-design of your quotation or tender forms into 'ACTION Plan' forms to use in face-to-face quoting and presenting;
- ***Networks*** - advise you on the effectiveness and steps involved in forming an informal, local business network, consortium, or breakfast club, to promote the pooling of resources, group leverage and other marketing advantages that come through local business alliances. The 'Success Club" is a prime example of this type of group;

- *Creation of Sales Aids* – I will be available to work with you and your team to develop a set of unique benefit oriented Sales Aids to help in the conversion of enquiries into customers.

Some of these strategies will be designed as tests for you to implement (test and measure). From there, we will work out and begin the integration of your most effective marketing strategies into your long-term marketing program. They are designed so that you and I can evaluate, test results and determine the best future strategies and their priorities for implementation.

Program Fees.

Payment is by automatic bank deduction, check, or credit card. All further payments are by direct debit (credit card payments attract a 5% fee). A bank form will be provided for you to instruct your bank. Payment is on time and monthly in advance.

Period	Program	Monthly Fee
12+ months	Platinum	$2,995
12+ months	Gold	$2,495
12+ months	Silver	$1,995
12+ months	Bronze	$1,795
4 hours	Alignment only	$1,495 (One time payment)
12 months (3 companies minimum)	Group Coaching	$695

Your Commitment to the Program.
My role as your Business Coach is essentially that of mentor and motivator. To ensure that you keep up with the work required, and to ensure this program and it's fundamental philosophies are instilled correctly into your business, you will be required to input approximately (Bronze-two hours/Silver three hours/Gold-four hours/Platinum-five hours) per week of marketing and business development time *in addition to meetings with your ACTION Coach.* This is designed to achieve the desired results within your business within the quickest possible time but *may occur outside normal business hours.*

Your perspective during the program.
Consistent with the Mentor Plan point of view, we strongly advise against crisis management within your business. I.e. re-acting because you need immediate results or better cash flow. Instead, we recommend a step by step process to implement the strategies and concepts that ACTION recommends.

General Conditions:
1. The Mentor Plan Program Materials you receive are confidential and proprietary, and can not be used, disclosed or duplicated except within your own company. These materials are unpublished works protected by copyright laws and no unauthorised copying, adaptation, distribution storage or displays are permitted.

2. Our services are advisory. You bear sole responsibility for the use and implementation of these services in your business. You agree to forever indemnify and hold harmless your Licensed ACTION Coach from and against any loss, cost or expense resulting from your activities related to the subject matter in this document and in The Mentor Plan.

3. While your Licensed ACTION Coach will be providing you with guidance, direction and program materials, such a role is advisory ***and not of actually doing the activity itself.*** You will be primarily accountable for producing the results during the Program. In this way your ACTION Coach seeks to educate, train and motivate you in order to make your ability to run a successful business a life long activity.

4. Consultations can be re-scheduled, but often at the expense of desired times. If you need to reschedule meetings you agree to provide 24 hours notice or risk forfeiture of the consultation.

5. From time to time, your Licensed ACTION Coach will be required to attend educational workshops and take a vacation and will need to schedule consultations around such times.

6. ACTION reserves the right to replace your Licensed ACTION Coach with another Coach should it, in the opinion of ACTION, become necessary.

7. ACTION may from time to time, alter the content or structure of the program as it considers necessary, but at all times ACTION will continue to provide value for money.

8. **You or your Coach may elect to terminate this agreement at any time upon thirty days notice in writing.**

9. This agreement is the entire agreement between you and your Coach, all prior agreements, promises or representations being merged herein.

10. This agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Indiana.

Program chosen Business Scholarship at $ -0-

Executed on and effective from the 7th day of May 2007

Coach: Greg Fields

On Behalf Of: G.K. Fields & Associates

Signature: [signature] Date: 5/7/07

Client: MICKEY HILL

On Behalf Of: FLAMINGO WORKOUT, INC.

Signature: [signature] Date: 5/7/07

(10)(i) Accountant Consent

Summit
CPA Group

Certified Public Accountants

Jody Grunden, CPA

December 18, 2007

Consent of Summit CPA Group, LLC

To The Board of Directors of
G. K. Fields & Associates, Inc.
918 Perry Woods Cove
Fort Wayne, IN 46845

We, Summit CPA Group, LLC, prepare the financial statements for the nine months ending September 30, 2007, fiscal year ending December 31, 2006, and fiscal year ending December 31, 2005, for G. K. Fields & Associates, Inc. We give consent to . K. Fields & Associates, Inc., for using the financial statements in reference to the offering circular.

Summit CPA Group, LLC

Summit CPA Group, LLC

9815 Dawson's Creek Blvd.
Fort Wayne, Indiana 46825
260-497-9761 · Office & Fax · 260-818-2300
1-866-497-9761

(11) Opinion re: Legality

Barbara A Moran, Esquire
1375 State Road 436
Unit 1035
Casselberry, Florida 32707
407-263-4026
407-263-4024

December 28, 2007

G.K. Fields and Associates, Inc.
6625 Brotherhood Way
Fort Wayne, Indiana 46825

Gentlemen:

I have acted as counsel to G.K. Fields and Associates, Inc., a Indiana corporation ("the Company"), in connection with an Offering Statement on Form 1A to be filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933 (the "Act"). The Registration relates to the proposed registration of 9,897,000 shares (the "Shares") of common stock, $0.001 par value per share (the "Common Stock") of the Company.

I have examined the Articles of Incorporation of the Company, the Bylaws of the Company, and all other corporate records, certificates and other documents as I have considered necessary or appropriate for the purposes of this opinion. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as copies. In examining agreements executed by parties other than G.K. Fields and Associates, Inc., I have assumed that such parties had the power, corporate or other, to enter into and perform all obligations thereunder and also have assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents, and the validity and binding effect thereof. As to any facts material to the opinion expressed herein which I have not independently verified or established, I have relied upon statements and representations of officers and representatives of the Company and others.

Based on such examination, I am of the opinion that the Company is a corporation duly authorized and validly existing and in good standing under the laws of the state of Indiana, and that the Shares, upon issuance under the terms of the Form 1A have been duly authorized for issuance and are validly issued, fully-paid and non-assessable.

In rendering this opinion, I have not passed upon and do not purport to pass upon the application of securities or "blue-sky" laws of any jurisdiction (except federal securities laws).

I hereby consent to the inclusion of this opinion as an exhibit to the Offering Circular and to the reference to me and this opinion as part of the Offering Circular.

Yours truly,

Barbara A. Moran

Barbara A. Moran

END